UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2010

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒.

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):            .

On January 25, 2010, ASAT Holdings Limited (the “Company”) issued a consent solicitation to the holders of its US$150 million 9.25% Senior Notes due 2011 (the “Notes”) seeking consent for certain amendments to the indenture governing the Notes in order to permit the sale of ASAT Limited, a wholly-owned subsidiary of the Company, to United Test and Assembly Center Ltd, and certain related transactions. A copy of the consent solicitation is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: January 26, 2010
	By:	/S/ ERIC EARLE THOMPSON
	Name:	Eric Earle Thompson
	Title:	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Consent solicitation issued by ASAT Holdings Limited to the holders of its US$150 million 9.25% Senior Notes due 2011 (the “Notes”) seeking consent for certain amendments to the indenture governing the Notes.

Exhibit 99.1

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the attached consent solicitation statement (the “Consent Solicitation Statement”), whether received by email or other electronic communication, and you are therefore advised to read this disclaimer page carefully before reading, accessing or making any other use of the attached document. In accessing the attached Consent Solicitation Statement, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from us as a result of such access.

Confirmation of your representation: By consenting to the Proposed Amendments (as defined in the Consent Solicitation Statement) you will be deemed to have confirmed to the Tabulation Agent (as defined in the Consent Solicitation Statement), being the sender of the attached, that (i) you are not a person to whom it is unlawful to send the attached Consent Solicitation Statement or make the proposal under applicable laws and regulations; and (ii) you consent to delivery by electronic transmission.

This Consent Solicitation Statement has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently none of New ASAT (Finance) Limited, the Tabulation Agent, or any person who controls, or is a director, officer, employee or agent of any New ASAT (Finance) Limited, the Tabulation Agent, or any affiliate of any such person, accepts any liability or responsibility whatsoever in respect of any difference between the Consent Solicitation Statement distributed to you in electronic format and the hard copy version available to you on request from the Tabulation Agent at the address specified at the end of the Consent Solicitation Statement.

You are reminded that the attached Consent Solicitation Statement has been delivered to you on the basis that you are a person into whose possession this Consent Solicitation Statement may lawfully be delivered in accordance with the laws of the jurisdiction in which you are located.

Restrictions: Nothing on this electronic transmission constitutes an offer of securities for sale in the United States, Italy or any other jurisdiction.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU DO NOT UNDERSTAND IT OR ARE IN ANY DOUBT AS TO WHAT ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK INDEPENDENT FINANCIAL ADVICE FROM YOUR OWN APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER IMMEDIATELY.

The Consent Solicitation Statement is not for distribution into Italy. The distribution of this Consent Solicitation Statement in certain jurisdictions may be restricted by law and persons into whose possession this Consent Solicitation Statement comes are requested to inform themselves about, and to observe, any such restrictions.

If you have sold or otherwise transferred all of your Notes (as defined below), please forward this document to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

CONSENT SOLICITATION STATEMENT DATED JANUARY 25, 2010

NEW ASAT (FINANCE) LIMITED

Solicitation of Consents

9.25% Senior Notes Due 2011

US$150.0 million principal amount

outstanding

CUSIP Number: 64201PAB3

THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON FEBRUARY 4, 2010, UNLESS EXTENDED BY THE COMPANY (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”). IF THE REQUIRED CONSENTS HAVE NOT BEEN RECEIVED BY THE EXPIRATION TIME, THE COMPANY MAY, IN ITS SOLE DISCRETION, TERMINATE THE SOLICITATION OR EXTEND THE SOLICITATION FOR A SPECIFIED PERIOD OR ON A DAILY BASIS UNTIL THE REQUIRED CONSENTS HAVE BEEN RECEIVED. CONSENTS MAY BE REVOKED PRIOR TO THE DATE ON WHICH THE TRUSTEE RECEIVES NOTICE THAT THE REQUIRED CONSENTS HAVE BEEN RECEIVED ON THE TERMS AND CONDITIONS SET OUT IN THIS STATEMENT. SEE

“THE SOLICITATION—REVOCATION OF CONSENTS.”

New ASAT (Finance) Limited, a Cayman Islands company (the “Company” or the “issuer”), is soliciting (the “Solicitation”) consent (the “Consents”) from Holders (as defined herein) of record on January 15, 2010 (the “Record Date”) of the outstanding US$150.0 million aggregate principal amount of its 9.25% Senior Notes due 2011 (the “Notes”) to the amendment (the “Proposed Amendments”) of certain provisions of the indenture dated as of January 26, 2004, as amended, pursuant to which the Notes were issued (the “Indenture”), among the Company, as issuer, ASAT Holdings Limited, a Cayman Islands company and parent of the Company (“ASAT Holdings”), and certain of ASAT Holdings’ subsidiaries, as guarantors, and The Bank of New York Mellon, as trustee (the “Trustee”). The purpose of the Proposed Amendments is to permit the Company and ASAT Holdings to complete a sale to a third party of all the issued capital of ASAT Limited and certain inter-company receivables owed by ASAT Limited (the “Proposed Sale”). Holders are requested to read and carefully consider the information contained herein before making any decision to consent. Holders that wish to give their Consents to the Proposed Amendments should submit Consents in accordance with the instructions set forth herein.

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The Solicitation is being made on the terms and is subject to the conditions set forth in this Consent Solicitation Statement.

The Proposed Amendments require the valid un-revoked Consent of Holders of a majority in principal amount of the Notes that are outstanding and are not required to be disregarded pursuant to the Indenture (the “Outstanding” Notes) as of the close of business on the Record Date (the “Required Consents”). The Indenture requires any Notes held by the Company or its Affiliates (as defined in the Indenture) to be disregarded for purposes of this Consent Solicitation. The Company will execute a supplemental indenture containing the Proposed Amendments (the “Supplemental Indenture”), provided that: (i) the Required Consents are received and (ii) there are no laws, regulations, injunctions, actions or other proceedings, pending or threatened, which, in the case of any action or proceeding if adversely determined, would make unlawful or invalid or enjoin the implementation of the Proposed Amendments. If either of the above conditions is not satisfied or capable of satisfaction prior to or concurrent with the Expiration Time, the Company may, in its sole discretion and without giving any notice, allow the Solicitation to lapse or extend the solicitation period and continue soliciting Consents with respect thereto.

Following execution of the Supplemental Indenture, the Proposed Amendments will not become operative until and unless each of the Specified Sale and Purchase Agreement Conditions (as defined herein) has been satisfied or waived in accordance with the terms of the Sale and Purchase Agreement (as defined herein).

Consents may be revoked by Holders at any time prior to the Majority Consent Date (as defined herein), as described in this Consent Solicitation Statement, and will automatically expire if the Required Consents are not obtained prior to the Expiration Time. Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement, the Company reserves the right, in its sole discretion, at any time prior to the execution of the Supplemental Indenture to (i) terminate this Solicitation for any reason, (ii) extend the Expiration Time or (iii) amend the terms of this Solicitation. If the Proposed Amendments become operative, each present and future Holder of the Notes will be bound by the Proposed Amendments, whether or not such Holder delivered a Consent.

Any questions regarding the terms of the Solicitation should be directed to The Bank of New York Mellon (the “Tabulation Agent”) at the telephone number set forth on the back cover page of this Consent Solicitation Statement. Additional copies of this Consent Solicitation Statement can also be obtained from the Tabulation Agent. Requests for assistance with the procedures for delivering Consents should be directed to DTC.

The Solicitation is being made to all Holders, upon the terms and subject to the conditions in this Consent Solicitation Statement. Only Holders or any person who holds a proxy duly executed by a Holder will be eligible to consent to the Proposed Amendments or revoke any Consent previously given by such Holder or proxyholder. Persons who purchase an interest in Notes after the Record Date must obtain a duly executed proxy from the Holder of such Notes in order to consent to the Proposed Amendments or to revoke a Consent previously given.

Only (i) persons in whose name the Notes are registered in the registry maintained by the registrar under the Indenture as of the Record Date or (ii) persons who hold valid proxies which authorize them (or any persons claiming title by or through them) to vote the Notes with respect to the Solicitation (each a “Holder,” and collectively, the “Holders”), and, in either case, whose Notes are deemed to be Outstanding for purposes of this Consent Solicitation will be eligible to consent to the Proposed Amendments.

Beneficial owners of the Notes (the “Beneficial Owners”) who wish to provide a Consent and whose Notes are held, as of the Record Date, in the name of a broker, dealer, commercial bank, trust company or other nominee institution must contact such nominee promptly and instruct such nominee, as the Holder of such Notes, to consent in accordance with the customary procedures of The Depository Trust Company (“DTC”) on behalf of the beneficial owner prior to the Expiration Time.

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No person has been authorized to give any information or make any representations other than those contained in this Consent Solicitation Statement. If given or made, such information or representations must not be relied upon as having been authorized by the Company, the Trustee, the Tabulation Agent, or any other person. The statements made in this Consent Solicitation Statement are made as of the date of this Consent Solicitation Statement and the delivery of this Consent Solicitation Statement shall not, under any circumstances, create any implication that the information contained in this Consent Solicitation Statement is correct after the date of this Consent Solicitation Statement.

The Solicitation is not being made to, and no Consents are being solicited from, Holders of Notes in any jurisdiction in which it is unlawful to make such Solicitation or grant such Consents. However, the Company may, in its sole discretion, take such actions as it may deem necessary to solicit Consents in any jurisdiction and may extend the Solicitation to, and solicit Consents from, persons in any such jurisdiction.

The information provided in this Consent Solicitation Statement is based upon information provided solely by the Company. Neither the Tabulation Agent nor the Trustee has independently verified, nor does either make any representation or warranty, express or implied, or assume any responsibility, as to the accuracy or adequacy of the information contained herein.

None of the Company, the Tabulation Agent or the Trustee, nor any of their respective directors, employees or affiliates, makes any recommendation as to whether Consents to the Proposed Amendments should be given. Recipients of this Consent Solicitation Statement and the accompanying materials should not construe its contents as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Solicitation.

Throughout this Consent Solicitation Statement, unless the context requires otherwise, the words “we”, “us”, “our” and “ASAT” refer to the Group and the “Company” refers to New ASAT (Finance) Limited. In this Consent Solicitation Statement, unless otherwise specified, the dollar amounts are expressed in U.S. dollars.

A list of the capitalized terms defined herein is set forth in Annex I hereto.

UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER NOTES TO ASAT, THE TABULATION AGENT OR THE TRUSTEE AT ANY TIME.

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FORWARD-LOOKING STATEMENTS

We make statements in this Consent Solicitation Statement that are considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are usually identified by the use of words such as “will,” “anticipates,” “believes,” “estimates,” “expects,” “projects,” “plans,” “intends,” “should” or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of complying with those safe harbor provisions. These forward-looking statements reflect our current views about our plans, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions or expectations will be achieved. We have discussed in this Consent Solicitation Statement some important risks, uncertainties and contingencies which could cause our actual results, performance or achievements to be materially different from the forward-looking statements we make in this Consent Solicitation Statement.

We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In evaluating forward-looking statements, you should consider these risks and uncertainties.

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AVAILABLE INFORMATION

ASAT Holdings is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, in accordance therewith and as required by the Indenture, files annual reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). You may inspect and copy such materials at the public reference facilities maintained by the SEC at Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of such materials from the SEC at prescribed rates by contacting the Public Reference Section of the SEC at Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. In addition, copies of such documents may be obtained through the SEC internet address at http://www.sec.gov. As of the date of this Consent Solicitation Statement, ASAT Holdings has not filed its latest annual report on Form 20-F with the SEC, which was required to be filed on October 31, 2009 and it is uncertain when ASAT Holdings will file such Form 20-F.

Documents Available For Inspection

Copies of the documents listed below may be inspected free of charge at the offices of the Tabulation Agent specified on the last page of this document during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including the Majority Consent Date:

(a)	this Consent Solicitation Statement;

(b)	the form of Supplemental Indenture;

(c)	the Indenture;

(d)	the Sale and Purchase Agreement;

(e)	the PMLA;

(f)	the PMLA Amendment;

(g)	the Additional PMLA Guarantee; and

(h)	the Compromise and Release Agreement.

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SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Consent Solicitation Statement. Capitalized terms used herein and not defined herein have the meanings assigned to such terms in the Indenture.

New ASAT (Finance) Limited

Background

The Company is a wholly-owned subsidiary of ASAT Limited, a limited liability company incorporated under the laws of Hong Kong (“ASAT Limited”) and a member of the group of companies controlled by ASAT Holdings (the “Group”). The business of the Group is to provide semiconductor package design, assembly and test services to businesses around the globe.

The Group has for some time been in severe financial difficulty, brought about largely by the Group’s high leverage, fluctuating demand and continuous downward pressure on product prices in the semiconductor industry. Due to the significant debt obligations of the Group as a whole and the global economic crisis, members of the Group have failed to meet their respective financial obligations, including the obligations of the Company under the Notes and the obligations of ASAT Holdings under the Purchase Money Loan Agreement, dated as of July 31, 2005, as amended, between ASAT Holdings, as borrower, the persons party thereto as lenders at the relevant time (the “PMLA Lenders”) and Asia Opportunity Fund, L.P. as administrative agent (the “PMLA”). As of the date hereof, ASAT Holdings owes $2.4 million in due but unpaid principal and $3.4 million in accrued and unpaid interest and fees under the PMLA. A further $12.4 million in principal is outstanding under the PMLA.

The board of directors of ASAT Holdings (the “Board”) believes that it is reasonably likely that the Group will be unable to discharge its financial liabilities, including its liabilities with respect to the Notes and the PMLA, in full. The ability of the Company and the Group to continue to operate as a going concern is uncertain. With the passage of time, there is a significant possibility that it will be necessary for insolvency proceedings with respect to the Company and the Group as a whole to be commenced, perhaps in several jurisdictions simultaneously, and for the assets of the Group to be liquidated through such insolvency proceedings.

In February 2009, the Board formed a special committee of its independent members (the “Special Committee”) to explore feasible strategies to address the financial difficulties of the Group. Shortly thereafter, we entered into discussions with certain of the Holders and the PMLA Lenders, as well as holders of our common shares and preferred shares with a view toward implementing a financial restructuring that would have discharged our obligations under the Indenture and the PMLA in exchange for an issuance of equity in ASAT Holdings and new debt of the Company to the Holders and PMLA Lenders. As these discussions continued into the third quarter of 2009 and the cash position of the Group worsened, it became apparent that there was a significant risk that the Group would not be able to continue as a going concern prior to the expected time of completion of the financial restructuring. Furthermore, while the financial restructuring would have improved our capital structure, it would not have addressed our liquidity issues and we would have continued to have had substantial capital requirements. In addition, the financial restructuring was subject to several third party approvals and conditions (including the approval of the Court of Grand Cayman and the U.S. Bankruptcy court), giving rise to further uncertainty as to whether it had a reasonable chance of being completed. Due to the uncertainty as to whether we would have sufficient liquidity to continue operations through the completion of the proposed financial restructuring and as to whether we would be able to achieve a favorable outcome for the Company and its creditors and other stakeholders through the proposed financial restructuring, in September 2009, we retained Macquarie Capital (“Macquarie”) to provide strategic advisory services and to assist the Special Committee in exploring possible alternatives to maximize value for the Company’s stakeholders.

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The Proposed Sale

Having reviewed alternative strategies with the assistance of Macquarie, the Special Committee determined that, provided a reasonable price could be obtained from a third party purchaser, a sale of the Group’s operations was the alternative with the highest probability of providing the Group’s creditors with the highest recovery on their investments. With the assistance of management, Macquarie and legal counsel, the Special Committee considered various possible structures for a sale of the Group’s operations. In November 2009, the Group implemented an auction process to sell ASAT Limited, the indirect intermediate holding company for the Group’s operating subsidiary, ASAT Semiconductor Dongguan Limited (“ASAT China”), and certain intragroup receivables owed by ASAT Limited to the Company and ASAT Holdings.

At the end of the auction process, we continued negotiations with three bidders. After negotiations with each bidder, we also provided for an informal re-bid process, giving each remaining bidder the opportunity to improve its terms. The Special Committee considered the competing offers at each stage of the process, and discussed the pros and cons of each bid with Macquarie, management, and legal counsel. The Special Committee also consulted with certain large Holders and PMLA Lenders on a confidential basis, and took account of their views on the relative attractiveness of each bid. Following such discussions and deliberations, the Special Committee advised the Board, and the Board concluded that one of the bids gave rise to significant uncertainty about whether a sale could be completed, primarily because of significant conditions precedent, longer lead time to completion and delayed payment of part of the consideration. The bid from United Test and Assembly Center Ltd (the “Purchaser”), provided a relatively straightforward structure for a sale of the Group’s operations at an acceptable price from an acceptable counterparty. The Special Committee determined to proceed to finalization of a sale and purchase agreement with the Purchaser. The terms of such bid were finally reflected in a Sale and Purchase Agreement, a copy of which is attached hereto as Exhibit B (the “Sale and Purchase Agreement”).

Under the Sale and Purchase Agreement: (i) ASAT Holdings agreed to sell and the Purchaser agreed to purchase the entire issued share capital of ASAT Limited (the “Sale Shares”) and all of ASAT Holdings’ right, title and interest to the inter-company receivables (the “ASAT Holdings Loan Receivable”) owing to ASAT Holdings, as lender, by ASAT Limited, as borrower, as of the date of completion of the Proposed Sale (the “Completion Date”); and (ii) the Company agreed to sell and the Purchaser agreed to purchase all of the Company’s right, title and interest to the inter-company receivables (the “Company Loan Receivable”) owing to the Company, as lender, by ASAT Limited, as borrower, as of the Completion Date, for an aggregate amount of $44,643,887, of which $1 is in consideration for the Sale Shares and $44,643,886 is in consideration for the ASAT Holdings Loan Receivable and the Company Loan Receivable (the “Consideration”), subject to satisfaction or waiver of each of the conditions precedent to the Sale and Purchase Agreement on or before March 31, 2010, which date may be extended by the agreement of the parties to the Sale and Purchase Agreement (the “Long Stop Date”).

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The Consideration payable by the Purchaser may be subject to a downward adjustment (the “Price Adjustment”) of not more than $5,000,000, which is to be determined on the basis of working capital, debt and certain additional factors, calculated as of the Completion Date. Upon completion of the Proposed Sale, $5,000,000 of the Consideration (the “Retained Escrow Amount”) will be deposited into an escrow account (the “Escrow Account”) maintained with JPMorgan Chase Bank, N.A. (the “Escrow Agent”). The Purchaser will have no recourse against ASAT Holdings or the Company for any amounts that may become payable to the Purchaser with respect to any Price Adjustment or any warranty claims under the Sale and Purchase Agreement other than to extent there are available funds standing to the credit of the Escrow Account.

The Special Committee on behalf of ASAT Holdings also engaged KPMG Corporate Finance Limited (“KPMG”) to deliver a fairness opinion (the “Fairness Opinion”) to the Board with respect to the fairness to the creditors of ASAT Holdings and the Company of the Proposed Sale. A copy of the Fairness Opinion is attached hereto as Exhibit D hereto. The Fairness Opinion includes estimated recoveries to Holders, PMLA Lenders, holders of Series A Preferred Shares and holders of ordinary shares of ASAT Holdings in the event that the Group were to become subject to liquidation prior to completion of the Proposed Sale. Based on the Fairness Opinion, in the event of a liquidation of the Group, (i) Holders would be entitled to recover approximately 2.12% of the amount outstanding under the Notes, (including principal and accrued and unpaid interest on the Notes), (ii) PMLA Lenders would be entitled to recover approximately 1.48% of the amount outstanding under the PMLA Loan (including principal and accrued and unpaid interest on the PMLA Loan), and (iii) no liquidation proceeds would be available for distribution to holders of ASAT Holdings’ Series A Preferred Shares or ordinary shares.

Subject to certain important assumptions and qualifications which are set forth under “Estimated Recoveries; Assumptions and Qualifications”, if ASAT Holdings and the Company were to commence insolvency proceedings immediately after the completion of the Proposed Sale, the Special Committee estimates that the Holders would be entitled to proceeds of approximately 20.5% of the amount outstanding under the Notes (including principal and accrued and unpaid interest on the Notes) and PMLA Lenders would be entitled to proceeds of approximately 15.8% of the amount outstanding under the PMLA (including principal and accrued and unpaid interest on the PMLA Loan). These estimated recoveries are based on the fact that the Company has entered into the Additional PMLA Guarantee (as defined below) and that the PMLA Lenders have agreed to grant the Participation (as defined below) to and for the benefit of the Trustee and/or the Holders.

KPMG did not consider the entrance into the Additional PMLA Guarantee and the grant of the Participation when preparing the Fairness Opinion and, accordingly, the estimated recoveries presented in the immediately preceding paragraph were prepared solely by the management of the Company and ASAT Holdings by extrapolating the estimated recoveries in the other scenarios without review or input by KPMG.

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Based on the scenarios that were addressed in the Fairness Opinion, and subject to certain important assumptions and qualifications which are set forth under “Estimated Recoveries; Assumptions and Qualifications”, the Special Committee also considered the following:

(i) if the Company had not agreed to provide the Additional PMLA Guarantee (as defined below), the PMLA Lenders had told ASAT Holdings and the Company that they would not agree to the PMLA Amendment (as defined below) and so the Proposed Sale would not have been able to be consummated. As a result, the Group would likely have been liquidated, and the estimated recoveries of the Holders and the PMLA Lenders would respectively have been approximately 2.12% of the amount outstanding under the Notes and approximately 1.48% of the amount outstanding under the PMLA Loan, as described in more detail above. In the event that the PMLA Lenders had changed their minds and had agreed to the PMLA Amendment (as defined below) even though the Company had not agreed to provide the Additional PMLA Guarantee, the Holders would have been entitled to proceeds of approximately 21% of the amount outstanding under the Notes (including principal and accrued and unpaid interest on the Notes) and PMLA Lenders would have been entitled to proceeds of approximately 11.6% of the amount outstanding under the PMLA (including principal and accrued and unpaid interest on the PMLA Loan); and

(ii) if the Company had agreed to provide the Additional PMLA Guarantee (as defined below), but the PMLA Lenders had not agreed to provide the Participation (as defined below), and such guarantee had been structured to equalize the recovery of the PMLA Lenders and the Holders, the Holders would have been entitled to proceeds of approximately 20.1% of the amount outstanding under the Notes (including principal and accrued and unpaid interest on the Notes) and PMLA Lenders would have been entitled to proceeds of approximately 20.1% of the amount outstanding under the PMLA (including principal and accrued and unpaid interest on the PMLA Loan).

Following further discussions and deliberations, including consideration of the Fairness Opinion of KPMG and the estimated recoveries above, the Special Committee recommended, and the Board resolved, to enter into the Sale and Purchase Agreement. The Board resolution was passed unanimously.

Certain Conditions to Closing of the Proposed Sale

Under the terms of the Indenture, ASAT Holdings and the Company will not be permitted to complete the Proposed Sale unless Holders holding a majority in principal amount of Notes Outstanding Consent to certain amendments to the Indenture. In addition, such Consent is a condition precedent to the obligations of the Purchaser and to the obligations of ASAT Holdings and the Company under the Sale and Purchase Agreement. We are seeking your consent to the terms of the Supplemental Indenture attached hereto as Exhibit A so that we may proceed with the Proposed Sale.

Immediately prior to completion of the Proposed Sale, ASAT Limited will transfer all of the outstanding shares of the Company to ASAT Holdings and the Company will become a direct subsidiary of ASAT Holdings. ASAT Holdings’ and the Company’s obligations under the Indenture and the Notes will not be transferred to the Purchaser under the Sale and Purchase Agreement and the Indenture Guarantees and the PMLA Guarantees provided by ASAT Limited, ASAT Cayman and certain other direct or indirect subsidiaries of ASAT Holdings (other than the Company’s obligations as issuer of the Notes and under the Additional PMLA Guarantee (as defined below) will be extinguished. A structure chart showing the structure of the Group before and after the Proposed Sale is attached as Exhibit E hereto. Following the completion of the Proposed Sale, we anticipate that the net proceeds of the Proposed Sale will constitute substantially all the assets of the Group. Immediately following the completion of the Proposed Sale, ASAT Holdings and the Company intend to voluntarily commence insolvency proceedings in order that the net proceeds of the Proposed Sale can be distributed to the Group’s creditors under court supervision and the remaining members of the Group can be wound up in an orderly manner. Distribution of the proceeds to the Noteholders, PMLA Lenders and other creditors of ASAT Holdings through this process is estimated to occur three to six months after the liquidator is appointed, but such estimate is dependent entirely on the actions of the liquidator and the court in the Cayman islands, both of which are beyond the control of the Company or ASAT.

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The PMLA Lenders are senior creditors of ASAT Holdings, but the obligations of ASAT Holdings to pay principal and accrued interest under the PMLA were not initially guaranteed by the Company. As a result, the PMLA Lenders did not have the right to share in the portion of the Proposed Sale Consideration that is attributable to the sale of the Company Loan Receivable. Certain amendments to the PMLA were required to permit us to complete the Proposed Sale. As a condition to providing their consent to these amendments, the PMLA Lenders required the Company to become an additional guarantor under the PMLA (the “Additional PMLA Guarantee”) so the PMLA Lenders would share in a portion of the Proposed Sale Consideration that is attributable to the sale of the Company Loan Receivable. However, pursuant to the Compromise and Release Agreement, dated January 25, 2010, a copy of which is attached as Exhibit G hereto (the “Compromise and Release”), the PMLA Lenders agreed to grant to and for the benefit of the Trustee and/or the Holders (in proportions based on their beneficial interests in the Notes), all rights, title, and interest (whether now or hereafter in existence) of the PMLA Lenders to all those dividends, payments, securities, property, proceeds or any other distributions which exceed 50% of the total aggregate amount otherwise distributable to the PMLA Lenders in any insolvency proceedings of the Company as a consequence of the liabilities and obligations arising out of or in respect of the Additional PMLA Guarantee (the “Participation”). Each Holder providing its Consent in connection with this Consent Solicitation should be aware that the Company has provided the Additional PMLA Guarantee (subject to the Participation) for the benefit of the PMLA Lenders. The Additional PMLA Guarantee automatically terminates and ceases to have any effect (i) upon any termination of the Sale and Purchase Agreement prior to completion of the Proposed Sale or (ii) if the Compromise and Release is terminated or ceases to have any effect.

The net proceeds of the Proposed Sale will not be sufficient to discharge all the liabilities of the Company to the Holders and the PMLA Lenders and we anticipate that the Holders and the PMLA Lenders are unlikely to recover more than 20.5 cents and 15.8 cents (and possibly could recover lower amounts), respectively for each dollar of debt owed to them upon completion of the Proposed Sale and distribution of the sale proceeds, as estimated above and subject to the assumptions and qualifications set forth under “Estimated Recoveries; Assumptions and Qualifications”.

Whether or not we consummate the Proposed Sale, we will not be able to discharge the financial liabilities of the Company or of the Group in full, including the liabilities of the Company with respect to the Notes.

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Terms of the Solicitation

Purpose of the Solicitation	The Company is soliciting the Consents of Holders to the Proposed Amendments in order to permit the Proposed Sale.

The Proposed Amendments	The Proposed Amendments would amend: (i) the merger covenant; (ii) the limitation on the sale of assets covenant; (iii) the limitation on transactions with affiliates covenant; (iv) the change of control provisions; and (v) the substitution of successor provisions in the Indenture in order to permit ASAT Holdings and the Company to complete the Proposed Sale. The Proposed Amendments will not alter the interest rate or maturity date of the Notes, our obligation to make principal our interest payments on the Notes, nor, except as described in “Purpose of the Solicitation” and the “Proposed Amendments”, the substantive effect of any other covenant or provision of the Notes. For more specific details see the form of Supplemental Indenture which forms Exhibit A in this Consent Solicitation Statement. See also “The Proposed Amendments”.

The Proposed Sale	ASAT Holdings and the Company have entered into the Sale and Purchase Agreement with the Purchaser, pursuant to which: (i) ASAT Holdings has agreed to sell and the Purchaser has agreed to purchase the Sale Shares and the ASAT Holdings Loan Receivable; and (ii) the Company has agreed to sell and the Purchaser has agreed to purchase the Company Loan Receivable for the Consideration, subject to satisfaction or waiver of each of the conditions precedent to the Sale and Purchase Agreement on or before the Long Stop Date. For more specific details see the Sale and Purchase Agreement which is included as Exhibit B to this Consent Solicitation Statement. See also “The Proposed Sale”.

Agreements with PMLA Lenders:	The PMLA Lenders are senior creditors of ASAT Holdings, but the obligations of ASAT Holdings to pay principal and accrued interest under the PMLA were not initially guaranteed by the Company. As a result, the PMLA Lenders did not have the right to share in the portion of the Proposed Sale Consideration that is attributable to the sale of the Company Loan Receivable. Certain amendments to the PMLA were required to permit us to complete the Proposed Sale. As a condition to providing their consent to these amendments, the PMLA Lenders required the Company to provide the Additional PMLA Guarantee so the PMLA Lenders would share in a portion of the Proposed Sale Consideration that is attributable to the sale of the Company Loan Receivable. However, pursuant to the Compromise and Release, the PMLA Lenders agreed to grant the Participation to and for the benefit of the Trustee and/or the Holders. Each Holder providing its Consent in connection with this Consent Solicitation should be aware that the Company has provided the Additional PMLA Guarantee (subject to the Participation) for the benefit of the PMLA Lenders. The Additional PMLA Guarantee automatically terminates and ceases to have any effect (i) upon any termination of the Sale and Purchase Agreement prior to completion of the Proposed Sale or (ii) if the Compromise and Release is terminated or ceases to have any effect.

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Application of Proposed Sale Proceeds

ASAT Holdings and the Company intend to voluntarily commence insolvency proceedings upon completion of the Proposed Sale. The net proceeds of the Proposed Sale will be used to pay the fees of our liquidator and other costs incurred in connection with the insolvency proceedings, including any outstanding fees owed to the Trustee and its counsel, with remaining proceeds distributed by the liquidator under the supervision of the court in the Cayman Islands to the Holders and PMLA Lenders and any other senior creditors of ASAT

Holdings or the Company.

Conditions	Execution of the Supplemental Indenture is conditional upon (i) the Required Consents having been received and (ii) there being no laws, regulations, injunctions, actions or other proceedings, pending or threatened, which, in the case of any action or proceeding if adversely determined, would make unlawful or invalid or enjoin the implementation of the Proposed Amendments. If either of the above conditions is not satisfied or capable of satisfaction prior to or concurrent with the Expiration Time, the Company may, in its sole discretion and without giving any notice, allow the Solicitation to lapse or extend the solicitation period and continue soliciting Consents with respect thereto.

Record Date	January 15, 2010. Such date has been fixed by the Company as the date for the determination of Holders entitled to give Consents pursuant to the Solicitation. The Company reserves the right to establish, from time to time but in all cases prior to receipt of the Required Consents, any new date as such Record Date and, thereupon, any such new date will be deemed to be the Record Date for purposes of the Solicitation.

Expiration Time	5:00 p.m., New York time, on February 4, 2010, unless the Solicitation is extended by the Company, in which case the term “Expiration Time” will mean the latest date and time to which the Solicitation is extended. Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement, the Company reserves the right, in its sole discretion, at any time prior to the execution of the Supplemental Indenture to (i) terminate this Solicitation for any reason, (ii) extend the Expiration Time, or (iii) amend the terms of this Solicitation.

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Execution Date	The time the Supplemental Indenture is executed. On or following the Majority Consent Date, subject to the conditions described above under “Summary – Terms of Solicitation – Conditions”, the Company intends to execute and deliver the Supplemental Indenture containing the Proposed Amendments to the Trustee. The Execution Date may occur prior to the scheduled Expiration Time if the aforementioned conditions are satisfied prior to that time. The Supplemental Indenture will become binding upon its execution by the Trustee, but the Proposed Amendments will not become operative until and unless the Proposed Sale has been completed and each of the Specified Sale and Purchase Agreement Conditions have been satisfied.

Operative Date	The date subsequent to the date on which the Supplemental Indenture has been executed and has become effective, on which each of the Specified Sale and Purchase Agreement Conditions has been satisfied.

Holders	For purposes of this Solicitation, the term “Holder” means: (i) persons in whose name the Notes are registered in the registry maintained by the registrar under the Indenture as of the Record Date; or (ii) persons who hold valid proxies which authorize them (or any persons claiming title by or through them) to vote the Notes. The term “Holder” shall also be deemed to include account holders in DTC’s electronic book-entry systems, who hold Notes on behalf of the Beneficial Owners as of the Record Date, as described below in “Summary – Terms of Solicitation – How to Consent”.

How to Consent

For purposes of the Solicitation, we expect that DTC will authorize account holders in their electronic book-entry systems, who hold Notes on behalf of the beneficial owners of such Notes as of the Record Date, to consent in accordance with their customary procedures. It is expected that DTC will require the use of an electronic acceptance instruction for giving Consent. See “The Solicitation—Procedures for Consenting”.

Required Consents	The Required Consents means the receipt of valid, un-revoked Consents from Holders of a majority in principal amount of the Outstanding Notes. Pursuant to the Indenture any outstanding Notes that are held by the Company or its Affiliates (as defined in the Indenture) will not be considered to be “Outstanding” for purposes of consenting to the proposed amendments and will be disregarded for purposes of determining whether the Required Consents have been received.

Majority Consent Date	The Majority Consent Date means the date on which the Trustee has received an officer’s certificate, in the form attached hereto as Exhibit F, from the Company certifying that the Holders of a majority in aggregate principal amount of the Outstanding Notes have consented to the Proposed Amendments. The Majority Consent Date may occur prior to the Expiration Time. Consents may not be revoked after the Majority Consent Date, even if it occurs before the Expiration Time.

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Special Procedures for Beneficial Owners	Beneficial Owners of the Notes who wish to provide a Consent and whose Notes are held, as of the Record Date, in the name of a broker, dealer, commercial bank, trust company or other nominee institution must contact such nominee promptly and instruct such nominee, as the Holder of such Notes, to consent in accordance with the customary procedures of DTC on behalf of the beneficial owner prior to the Expiration Time. See “The Solicitation—Procedures for Consenting”.

Consequences to Non-Consenting Holders	If the Required Consents are obtained, the Supplemental Indenture is executed and becomes effective, and the Proposed Amendments become operative all Holders (including Holders that do not deliver a valid and un-revoked Consent) will be bound by the Proposed Amendments.

Revocation of Consents	A Holder may revoke the Consent as to such Holder’s Notes or portion of such Notes at any time prior to the Majority Consent Date. See “The Solicitation—Revocation of Consents”.

Certain Tax Considerations	For a discussion of certain United States federal income tax consequences of the adoption of the Proposed Amendments to beneficial owners of Notes, see “Certain U.S. Federal Income Tax Consequences”.

Tabulation Agent	The Company has retained The Bank of New York Mellon as its sole Tabulation Agent in connection with the Solicitation.

Risk Factors	For a discussion of the risks that should be considered in connection with this Solicitation and the Proposed Sale, please see “Risk Factors”.

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PURPOSE OF THE SOLICITATION

The Company is a wholly-owned subsidiary of ASAT Limited and a member of the Group controlled by ASAT Holdings. The business of the Group is to provide semiconductor package design, assembly and test services to businesses around the globe.

The Group has for some time been in severe financial difficulty, brought about largely by the Group’s high leverage, fluctuating demand and continuous downward pressure on product prices in the semiconductor industry.

The Group operates in the semiconductor industry which is characterized by high cyclicality. Although from July 2005 to July 2007 the semiconductor market was relatively robust, the operation of the Group was disrupted due to the move of its facilities from Hong Kong to Dongguan in 2006 as part of its general cost reduction program. As the migration of its operations to China was not completed until October 2006, the non-availability of production facilities together with the necessary customer re-qualification at its new Dongguan facilities caused further impact to its revenue stream. In mid-2007, there was a downturn in the semiconductor market as a result of soft demand in the end user markets that led to the Group’s customers cutting back on production orders. This downturn has been further exacerbated by the global economic crisis since the fourth quarter of 2008, which is continuing at the date of this Consent Solicitation. In response to such continuing financial turmoil, the resulting decline in product demand as well as increased competitive pressure, the Group has decreased its prices in order to remain competitive, although this has adversely affected the Group’s cash flow and results of operations. At the same time that we have been forced to reduce the prices of our products, the price of gold, which is a key component of semiconductor devices, has reached historic highs, which has further adversely affected the Group’s revenue stream.

In addition, due to the expenses associated with and the consequences of the move of the Group’s facilities to Dongguan, and the obligation to make interest payments under the Notes, the Group has incurred a net loss for each of the past five fiscal years. The Group had negative cash flow in the fiscal year ended April 30, 2009, partly as a result of insufficient cash generated from, and the significant fixed costs incurred by, the Group’s operations.

From November 15, 2008 to December 15, 2009 we failed to make thirteen complete months of rental payments and management service fees equal to approximately RMB33.98 million to Changshi Development Company under the lease agreements in respect of our facilities in Dongguan. During this period, we made partial payments of RMB7.95 million in total in respect of unpaid rent and management fees, so that as of December 15, 2009, RMB26.03 million (approximately $3.82 million) was still outstanding. In addition, as of the date of this Consent Solicitation, (i) the Company failed to pay interest in the amount of US$6.9 million on the Notes on each of February 1, 2009 and August I, 2009 and (ii) ASAT Holdings failed to pay a principal payment of US$2.4 million on March 31, 2009 required by the PMLA and accrued and unpaid interest payments and fees since February 1, 2009 in an aggregate amount of US$3.4 million. Given the existence of the guarantees under the Indenture (the “Indenture Guarantees”) provided by ASAT Holdings and the Restricted Subsidiaries (as defined in the Indenture) other than ASAT China (the “Indenture Guarantors”) and the guarantees under the PMLA (the “PMLA Guarantees”) provided by the Restricted Subsidiaries, other than the Company and ASAT China (the “PMLA Guarantors”), such failures to discharge the underlying primary indebtedness threaten the solvency and viability of the Group as a whole.

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The Board believes that it is reasonably likely that the Group will be unable to discharge its financial liabilities, including its liabilities with respect to the Notes and the PMLA, in full. The ability of the Company and the Group to continue to operate as a going concern is uncertain. With the passage of time, there is a significant possibility that it will be necessary for insolvency proceedings with respect to the Company and the Group as a whole to be commenced, perhaps in several jurisdictions simultaneously, and for the assets of the Group to be liquidated through such insolvency proceedings.

In February 2009, the Board formed the Special Committee to explore feasible strategies to address the financial difficulties of the Group. Shortly thereafter, we entered into discussions with certain of the Holders and the PMLA Lenders, as well as holders of our common shares and preferred shares with a view toward implementing a financial restructuring that would have discharged our obligations under the Indenture and the PMLA in exchange for an issuance of equity in ASAT Holdings and new debt of the Company to the Holders and PMLA Lenders. As these discussions continued into the third quarter of 2009 and the cash position of the Group worsened, it became apparent that there was a significant risk that the Group would not be able to continue as a going concern prior to the expected time of completion of the financial restructuring. Furthermore, while the financial restructuring would have improved our capital structure, it would not have addressed our liquidity issues and we would have continued to have had substantial capital requirements. In addition, the financial restructuring was subject to several third party approvals and conditions (including the approval of the Court of Grand Cayman and the U.S. Bankruptcy court), giving rise to further uncertainty as to whether it had a reasonable chance of being completed. Due to the uncertainty as to whether we would have sufficient liquidity to continue operations through the completion of the proposed financial restructuring and as to whether we would be able to achieve a favorable outcome for the Company and its creditors and other stakeholders through the proposed financial restructuring, in September of 2009, we retained Macquarie to provide strategic advisory services and to assist the Special Committee in exploring possible alternatives to maximize value for the Company’s stakeholders.

Having reviewed alternative strategies with the assistance of Macquarie, the Special Committee determined that, provided a reasonable price could be obtained from a third party purchaser, a sale of the Group’s operations was the alternative with the highest probability of providing the Group’s creditors with the highest recovery on their investments. With the assistance of management, Macquarie and legal counsel, the Special Committee considered various possible structures for a sale of the Group’s operations. In November 2009, the Group implemented an auction process to sell ASAT Limited, the indirect intermediate holding company for the Group’s operating subsidiary, ASAT China and certain intragroup receivables owed by ASAT Limited to the Company and ASAT Holdings.

At the end of the auction process, we continued negotiations with three bidders. After negotiations with each bidder, we also provided for an informal re-bid process, giving the two remaining bidders the opportunity to improve their terms. The Special Committee considered the competing offers at each stage of the process, and discussed the pros and cons of each bid with Macquarie, management, and legal counsel. The Special Committee also consulted with certain large Holders and PMLA Lenders on a confidential basis, and took account of their views on the relative attractiveness of each bid. Following such discussions and deliberations, the Special Committee advised the Board, and the Board concluded that one of the bids gave rise to significant uncertainty about whether a sale could be completed, primarily because of significant conditions precedent, longer lead time to completion and delayed payment of part of the consideration. The bid from the Purchaser provided a relatively straightforward structure for a sale of the Group’s operations at an acceptable price from an acceptable counterparty. The Special Committee determined to proceed to finalization of a sale and purchase agreement with the Purchaser. The terms of such bid were finally reflected in the Sale and Purchase Agreement.

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Under the Sale and Purchase Agreement: (i) ASAT Holdings agreed to sell and the Purchaser agreed to purchase the Sale Shares and the ASAT Holdings Loan Receivable; and (ii) the Company agreed to sell and the Purchaser agreed to purchase the Company Loan Receivable, for the Consideration, subject to satisfaction of each of the conditions precedent to the Sale and Purchase Agreement on or before the Long Stop Date.

The Consideration payable by the Purchaser may be subject to a Price Adjustment of not more than $5,000,000, which is to be determined on the basis of working capital, debt and certain additional factors, calculated as of the Completion Date. Upon completion of the Proposed Sale, the Retained Escrow Amount will be deposited into the Escrow Account. The Purchaser will have no recourse against ASAT Holdings or the Company for any amounts that may become payable to the Purchaser with respect to any Price Adjustment or any warranty claims under the Sale and Purchase Agreement other than to extent there are available funds standing to the credit of the Escrow Account.

On the date that is 60 days after the later of (i) the Completion Date and (ii) the date on which ASAT Holdings and the Company deliver a statement (the “Preliminary Completion Statement”) to the Purchaser containing the financial information used to calculate the Price Adjustment (the “Claims Deadline”), all funds standing to the credit of the Escrow Account will be released to ASAT Holdings and the Company, except to the extent that there are claims outstanding as of the Claims Deadline and certain requirements have been satisfied which allow the estimated amounts of such claims to be retained past the Claims Deadline (“Qualifying Escrow Claims”). On the date that is 42 months after the Completion Date, all remaining funds standing to the credit of the Escrow Account shall be released to ASAT Holdings and the Company, whether or not any Qualifying Escrow Claims remain unresolved.

ESTIMATED RECOVERIES; ASSUMPTIONS AND QUALIFICATIONS

The Special Committee, on behalf of ASAT Holdings, has engaged KPMG to deliver the Fairness Opinion to the Board with respect to the fairness to the creditors of ASAT Holdings and the Company of the Proposed Sale. A copy of the Fairness Opinion is attached hereto as Exhibit D. The Fairness Opinion includes estimated recoveries to the Holders, PMLA Lenders, holders of Series A Preferred Shares and holders of ordinary shares of ASAT Holdings in the event that the Group were to become subject to liquidation prior to completion of the Proposed Sale. Based on the Fairness Opinion, in the event of a liquidation of the Group, (i) Holders would be entitled to recover approximately 2.12% of the amount outstanding under the Notes (including principal and accrued and unpaid interest on the Notes), (ii) PMLA Lenders would be entitled to recover approximately 1.48% of the amount of the PMLA Loan (including principal and accrued and unpaid interest on the PMLA Loan), and (iii) no liquidation proceeds would be available for distribution to holders of ASAT Holdings’ Series A Preferred Shares or ordinary shares.

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Subject to the assumptions and qualifications set forth below, if ASAT Holdings and the Company were to commence insolvency proceedings immediately after the completion of the Proposed Sale, the Special Committee estimates that the Holders would be entitled to proceeds of approximately 20.5% of the amount outstanding under the Notes (including principal and accrued and unpaid interest on the Notes) and PMLA Lenders would be entitled to proceeds of approximately 15.8% of the amount outstanding under the PMLA (including principal and accrued and unpaid interest on the PMLA Loan). These estimated recoveries are based on the fact that the Company has entered into the Additional PMLA Guarantee and that the PMLA Lenders have agreed to grant the Participation to and for the benefit of the Trustee and/or the Holders.

KPMG did not consider the entrance into the Additional PMLA Guarantee and the grant of the Participation when preparing the Fairness Opinion and, accordingly, the estimated recoveries presented in the immediately preceding paragraph were prepared solely by the management of the Company and ASAT Holdings by extrapolating the estimated recoveries in the other scenarios without review or input by KPMG.

Based on the scenarios that were addressed in the Fairness Opinion, and subject to the assumptions and qualifications set forth below, the Special Committee also considered the following:

(i) if the Company had not agreed to provide the Additional PMLA Guarantee, the PMLA Lenders had told ASAT Holdings and the Company that they would not agree to the PMLA Amendment and so the Proposed Sale would not have been able to be consummated. As a result, the Group would likely have been liquidated, and the estimated recoveries of the Holders and the PMLA Lenders would respectively have been approximately 2.12% of the amount outstanding under the Notes and approximately 1.48% of the amount outstanding under the PMLA Loan, as described in more detail above. In the event that the PMLA Lenders had changed their minds and had agreed to the PMLA Amendment even though the Company had not agreed to provide the Additional PMLA Guarantee, the Holders would have been entitled to proceeds of approximately 21% of the amount outstanding under the Notes (including principal and accrued and unpaid interest on the Notes) and PMLA Lenders would have been entitled to proceeds of approximately 11.6% of the amount outstanding under the PMLA (including principal and accrued and unpaid interest on the PMLA Loan); and

(ii) if the Company had agreed to provide the Additional PMLA Guarantee, but the PMLA Lenders had not agreed to provide the Participation, and such guarantee had been structured to equalize the recovery of the PMLA Lenders and the Holders, the Holders would have been entitled to proceeds of approximately 20.1% of the amount outstanding under the Notes (including principal and accrued and unpaid interest on the Notes) and PMLA Lenders would have been entitled to proceeds of approximately 20.1% of the amount outstanding under the PMLA (including principal and accrued and unpaid interest on the PMLA Loan).

The potential recoveries set forth above and included under “Summary” are provided for illustrative purposes only. It is impossible to predict the ultimate recoveries that Holders or PMLA Lenders will receive upon a distribution of sale proceeds, and the illustrative recoveries set forth above likely will not reflect such ultimate recoveries, which could be materially less than the amounts set forth above. ASAT Holdings and the Company are unable to make any representation or commitment or otherwise provide any assurance regarding such ultimate recoveries, and Holders should not rely on the amounts presented. Additionally, if completion of the Proposed Sale occurs after January 31, 2010 (as expected), then the illustrative recoveries set forth above and under “Summary” will also be reduced by the amount of any cash or other expenditures that are required to be made by ASAT Holdings and the Company in order for ASAT Holdings and the Company to continue operations for the period between January 31, 2010 and the date of completion of the Proposed Sale, net of any cash received by ASAT Holdings or the Company during such period.

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Among other things, the illustrative recoveries are subject to a number of assumptions including the following:

•	that the Sale and Purchase Agreement is not amended prior to completion of the Proposed Sale;

•	that closing under the Sale and Purchase Agreement occurs by January 31, 2010;

•

that the business of the Group generates revenue in the period prior to completion comparable to that generated in recent months and that the Group’s expenses and other payments prior to completion are not more than budgeted, and that all of the projections on the basis of which ASAT Holdings and the Company have agreed the Consideration for the Proposed Sale hold true;

•	that no event occurs prior to completion of the Proposed Sale that would reasonably be expected to have a Material Adverse Effect on the business of the Group;

•	that the Purchaser complies with its obligations under the Sale and Purchase Agreement and does not breach any warranties that it makes in the Sale and Purchase Agreement;

•	that any post-completion payments to the Purchaser in respect of a Price Adjustment or for breaches of representations, warranties or covenants are limited to the Retained Escrow Amount;

•	that the Group has no actual or contingent liabilities that were not considered in calculating the illustrative recoveries;

•

that the professional fees payable up to the time that sale proceeds are distributed have been accurately estimated and that no litigation, dispute or other event arises that could increase the professional fees payable by the Group prior to distribution of the sale proceeds;

•	that fees and costs associated with the liquidation of ASAT Holdings and the Company do not exceed those estimated in calculating the illustrative recoveries; and

•	that no other event outside the ordinary course occurs or becomes reasonably anticipated.

For the foregoing reasons, the Holders should not rely on the illustrative recoveries set forth above and under “Summary”.

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Following further discussions and deliberations, including consideration of the Fairness Opinion of KPMG and the estimated recoveries above, the Special Committee recommended, and the Board resolved, to enter into the Sale and Purchase Agreement. The Board resolution was passed unanimously.

Under the terms of the Indenture, ASAT Holdings and the Company will not be permitted to complete the Proposed Sale unless Holders holding a majority in principal amount of Outstanding Notes Consent to certain amendments to the Indenture. In addition, such Consent is a condition precedent to the obligations of the Purchaser and to the obligations of ASAT Holdings and the Company under the Sale and Purchase Agreement. We are seeking your consent to the terms of the Supplemental Indenture so that we may proceed with the Proposed Sale.

Immediately prior to completion of the Proposed Sale, ASAT Limited will transfer all of the outstanding shares of the Company to ASAT Holdings and the Company will become a direct subsidiary of ASAT Holdings. ASAT Holdings’ and the Company’s obligations under the Indenture and the Notes will not be transferred to the Purchaser under the Sale and Purchase Agreement and the Indenture Guarantees and the PMLA Guarantees provided by ASAT Limited, ASAT Cayman and certain other direct or indirect subsidiaries of ASAT Holdings (other than the Company’s obligations as issuer of the Notes and under the Additional PMLA Guarantee) will be extinguished. A structure chart showing the structure of the Group before and after the Proposed Sale is attached as Exhibit E hereto. Following the completion of the Proposed Sale, we anticipate that the net proceeds of the Proposed Sale will constitute substantially all the assets of the Group. Immediately following the completion of the Proposed Sale, ASAT Holdings and the Company intend to voluntarily commence insolvency proceedings in order that the net proceeds of the Proposed Sale can be distributed to the Group’s creditors under court supervision and the remaining members of the Group can be wound up in an orderly manner. Distribution of the proceeds to the Noteholders, PMLA Lenders and other creditors of ASAT Holdings through this process is estimated to occur three to six months after the liquidator is appointed, but such estimate is dependent entirely on the actions of the liquidator and the court in the Cayman islands, both of which are beyond the control of the Company or ASAT.

The PMLA Lenders are senior creditors of ASAT Holdings, but the obligations of ASAT Holdings to pay principal and accrued interest under the PMLA were not initially guaranteed by the Company. As a result, the PMLA Lenders did not have the right to share in the portion of the Proposed Sale Consideration that is attributable to the sale of the Company Loan Receivable. Certain amendments to the PMLA were required to permit us to complete the Proposed Sale. As a condition to providing their consent to these amendments, the PMLA Lenders required the Company to provide the Additional PMLA Guarantee so the PMLA Lenders would share in a portion of the Proposed Sale Consideration that is attributable to the sale of the Company Loan Receivable. However, pursuant to the Compromise and Release, the PMLA Lenders agreed to grant the Participation to and for the benefit of the Trustee and/or the Holders. Each Holder providing its Consent in connection with this Consent Solicitation should be aware that the Company has provided the Additional PMLA Guarantee (subject to the Participation) for the benefit of the PMLA Lenders. The Additional PMLA Guarantee automatically terminates and ceases to have any effect (i) upon any termination of the Sale and Purchase Agreement prior to completion of the Proposed Sale or (ii) if the Compromise and Release is terminated or ceases to have any effect.

Notwithstanding anything else contained herein, there can be no way of predicting with any certainty what the amount of the recovery for the Group’s creditors, including the Holders, would be as a result of a sale of the Group’s assets by a liquidator as part of either voluntary or involuntary insolvency proceedings. If the Holders provide the Required Consents to permit the Proposed Sale, there can be no assurance that the net proceeds of the Proposed Sale will exceed the net proceeds that would have been received from a sale of the Key Assets (as defined herein) as part of insolvency proceedings. For a discussion of the risks relating to this Solicitation and the Proposed Sale, see “Risk Factors”.

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PROPOSED SALE

The Board believes that, in order to maximize the potential recovery for its senior creditors, including the Holders of the Notes, it is in the interests of the Company for ASAT Holdings to consummate a sale of: (i) the Sale Shares; (ii) the ASAT Holdings Loan Receivable; and (iii) the Company Loan Receivable (collectively, the “Key Assets”) to a third party prior to the commencement of any insolvency proceedings with respect to the Company or Group. ASAT Holdings and the Company have entered into a Sale and Purchase Agreement with the Purchaser, pursuant to which ASAT Holdings and the Company have agreed to sell and the Purchaser has agreed to purchase the Key Assets, subject to satisfaction or waiver of each of the conditions set forth in the Sale and Purchase Agreement (other than the condition under the Sale and Purchase Agreement that the Proposed Amendments become operative, the “Specified Sale and Purchase Agreement Conditions”) on or before the Long Stop Date. Upon completion of the Proposed Sale, the Purchaser shall pay ASAT Holdings and the Company the Consideration, less the Retained Escrow Amount, which will be deposited into the Escrow Account.

The conditions precedent to the Sale and Purchase Agreement are summarized below:

Joint Conditions of the Purchaser, ASAT Holdings and the Company

Execution and Delivery of the Supplemental Indenture. Clause 4.1(a) of the Sale and Purchase Agreement requires the Supplemental Indenture to be in full force and effect, with the amendments set forth therein to become operative upon completion of the Proposed Sale.

The purpose of this Solicitation is to seek the consent of the Holders to the amendments to the Indenture set forth in the Supplemental Indenture so that the condition in Clause 4.1(a) of the Sale and Purchase Agreement can be satisfied. For a complete discussion of the amendments to be included in the Supplemental Indenture, please refer to “The Proposed Amendments” and to the Supplemental Indenture attached hereto as Exhibit A.

Amendment to the PMLA. Clause 4.1(b) of the Sale and Purchase Agreement requires the PMLA Amendment set forth as Exhibit C hereto (the “PMLA Amendment”) to be in full force and effect, with the amendments set forth therein to become operative upon completion of the Proposed Sale. We are currently engaged in separate discussions with the PMLA Lenders with respect to the terms of the PMLA Amendment. There can be no assurances that the PMLA Lenders will agree to the PMLA Amendment and, if they do not agree, we will be unable satisfy Clause 4.1(b) of the Sale and Purchase Agreement and complete the Proposed Sale. The PMLA Lenders are senior creditors of ASAT Holdings, but the obligations of ASAT Holdings to pay principal and accrued interest under the PMLA were not initially guaranteed by the Company. As a result, the PMLA Lenders did not have the right to share in the portion of the Proposed Sale Consideration that is attributable to the sale of the Company Loan Receivable. Certain amendments to the PMLA were required to permit us to complete the Proposed Sale. As a condition to providing their consent to these amendments, the PMLA Lenders required the Company to provide the Additional PMLA Guarantee so the PMLA Lenders would share in a portion of the Proposed Sale Consideration that is attributable to the sale of the Company Loan Receivable. However, pursuant to the Compromise and Release, the PMLA Lenders agreed to grant the Participation to and for the benefit of the Trustee and/or the Holders. Each Holder providing its Consent in connection with this Consent Solicitation should be aware that the Company has provided the Additional PMLA Guarantee (subject to the Participation) for the benefit of the PMLA Lenders. The Additional PMLA Guarantee automatically terminates and ceases to have any effect (i) upon any termination of the Sale and Purchase Agreement prior to completion of the Proposed Sale or (ii) if the Compromise and Release is terminated or ceases to have any effect.

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No Governmental Restraints. Clause 4.1(e) of the Sale and Purchase Agreement requires that no Governmental Authority (as defined in the Sale and Purchase Agreement) shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transfer of the Sale Shares, the ASAT Holdings Loan Receivable or the Company Loan Receivable illegal or otherwise prohibiting or preventing consummation of the Proposed Sale.

Conditions of the Purchaser

Accuracy of ASAT Holdings and Company Warranties. ASAT Holdings and the Company have provided warranties to the Purchaser under the Sale and Purchase Agreement, including, inter alia, warranties relating to capacity and authority, accounts, insurance, property, intellectual property, employment and environment. These warranties will expire on the Claims Deadline. Clause 4.2(a) of the Sale and Purchase Agreement requires the warranties of ASAT Holdings and the Company set forth in the Sale and Purchase Agreement to be true and correct as of the Completion Date, except to the extent that the failure of such warranties to be true and correct would not have a Material Adverse Effect (as defined in the Sale and Purchase Agreement). If the circumstances of ASAT Holdings, the Company or the Group as a whole change prior to completion of the Proposed Sale so that the warranties are no longer true and correct on the Completion Date and such failure of the warranties to be true and correct would have a Material Adverse Effect (as defined in the Sale and Purchase Agreement),Clause 4.2(a) of the Sale and Purchase Agreement will not be satisfied.

Transfer of the Company. Clause 4.2(b) of the Sale and Purchase Agreement requires the shares of the Company to be transferred from ASAT Limited to ASAT Holdings prior to completion of the Proposed Sale.

Compliance with Obligations. Clause 4.2(c) of the Sale and Purchase Agreement requires ASAT Holdings and the Company to have performed or complied in all material respects with all of their agreements, obligations and covenants in the Sale and Purchase Agreement.

No Proceedings. Clause 4.2(d) of the Sale and Purchase Agreement requires that there are no proceedings pending, or overtly threatened, against the Purchaser or any Group Company arising out of or in connection with the Sale and Purchase Agreement.

Waiver of Subscription Rights. Clause 4.2(e) of the Sale and Purchase Agreement requires that the Chief Executive Officer and the Chief Financial Officer of ASAT Limited shall have waived their rights to subscribe for shares of ASAT Limited under their employment agreements.

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No Termination of Dongguan Lease Agreements. Clause 4.2(f) of the Sale and Purchase Agreement requires that the lease agreements between ASAT Semiconductor (Dongguan) Limited and Dongguan Changshi Development Company, dated June 30, 2008 are effective and that no member of the Group has received a notice of termination, which has not been cured or withdrawn, from the lessor under such agreements.

No Material Adverse Effect. Clause 4.2(g) of the Sale and Purchase Agreement requires that no Material Adverse Effect (as defined therein) shall have occurred between date of the Sale and Purchase Agreement and the Completion Date.

Conditions of ASAT Holdings and the Company

Accuracy of Purchaser Warranties. The Purchaser has provided certain warranties in Clause 11 of the Sale and Purchase Agreement. Clause 4.3(a) of the Sale and Purchase Agreement requires the warranties of the Purchaser to be true and correct as of the Completion Date, except to the extent that the failure of such warranties to be true and correct would not have a Material Adverse Effect (as defined in the Sale and Purchase Agreement).

Compliance with Obligations. Clause 4.3(b) of the Sale and Purchase Agreement requires the Purchaser to have performed or complied in all material respects with all its agreements, obligations and covenants in the Sale and Purchase Agreement.

Escrow Agreement. Clause 4.3(c) of the Sale and Purchase Agreement requires that the Escrow Agreement shall have been executed by the Purchaser and the Escrow Agent.

No Proceedings. Clause 4.3(d) of the Sale and Purchase Agreement requires that there are no proceedings pending, or overtly threatened, against the ASAT Holdings or the Company arising out of or in connection with the Sale and Purchase Agreement.

If any condition precedent to the Sale and Purchase Agreement is not satisfied, or, if capable of waiver, waived prior to the Long Stop Date by the party or parties for whose benefit it is included, the Sale and Purchase Agreement will not be completed and the Proposed Sale will not occur.

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THE PROPOSED AMENDMENTS

This section sets forth a brief description of the Proposed Amendments for which Consent is being sought pursuant to this Consent Solicitation. If the Required Consents are received, the Supplemental Indenture is executed and becomes effective and the Proposed Amendments become operative, the Proposed Amendments will be binding on all Holders, including non-consenting Holders. The Proposed Amendments will not become operative unless and until each of the Specified Sale and Purchase Agreement Conditions has been satisfied. The Proposed Amendments will be embodied in an amendment to the Indenture in the form set forth in the Supplemental Indenture attached as Exhibit A hereto.

The Indenture provides that we may amend the Indenture upon receipt of valid, un-revoked Consents from Holders of a majority in principal amount of the Outstanding Notes, with certain exceptions not relevant to this Consent Solicitation. For purposes of determining whether Holders of any such requisite principal amount of Notes have given their Consent, Notes owned by the Company or its Affiliates (as defined in the Indenture) will be disregarded. The following summary of provisions of the Indenture is subject to, and qualified in its entirety by reference to, the full and complete terms contained in the Indenture. Holders may obtain copies of the Indenture without charge from the Tabulation Agent.

We are seeking the following amendments to the Indenture:

Amendments to Section 5.1 (Merger Covenant)

Section 5.1(1) of the Indenture provides that none of the Company, ASAT Holdings or ASAT Limited may consolidate with or merge with or into another person, or directly or indirectly, sell, lease, convey or transfer all or substantially all of its assets, whether in a single transaction or in a series of related transactions, to another person, unless a list of specified conditions set forth in Section 5.1(1)(a) through (f) and the proviso to Section 5.1(1) can be met.

Absent receipt of the Required Consents to the Proposed Amendments, the Proposed Sale would conflict with the requirements of Section of 5.1(1) because the sale of the Key Assets will constitute a sale of substantially all the assets of ASAT Holdings and because the conditions specified in Section 5.1(1)(a) through (f) and the proviso to Section 5.1(1) would not be met by the Proposed Sale. Accordingly, we are seeking to amend Section 5.1(1) of the Indenture to ensure that the consummation of the Proposed Sale by ASAT Holdings will not violate the terms of the Indenture.

The Supplemental Indenture will amend Section 5.1(1) by deleting the first four lines of Section 5.l(1) and inserting the following in lieu thereof:

“(1) Other than pursuant to the Permitted Sale, none of the Company, ASAT Holdings, ASAT or any of their respective successors (each, a “Significant Entity”) may consolidate with or merge with or into another Person or, directly or indirectly, sell, lease, convey or transfer all or substantially all of its assets, whether in a single transaction or a series of related transactions, to another Person unless:”

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Amendment to “Exempted Affiliate Transaction” Definition

Section 4.10 (Limitation on Transactions with Affiliates) prohibits ASAT Holdings and the Restricted Subsidiaries (as defined in the Indenture) from entering into any Affiliate Transaction other than an Exempted Affiliate Transaction (in each case, as defined in the Indenture), unless the criteria set forth in Section 4.10(1)-(3) are satisfied.

As discussed under “Summary–Agreements with PMLA Lenders” and elsewhere above, as a condition to providing their consent to the Proposed Sale, the PMLA Lenders required the Company to provide the Additional PMLA Guarantee for the benefit of the PMLA Lenders so the PMLA Lenders would share in a portion of the Proposed Sale Consideration that is attributable to the sale of the Company Loan Receivable. Because four investment funds managed by Unitas (collectively referred to as “Unitas”) are both PMLA Lenders and shareholders of ASAT Holdings the provision of the Additional PMLA Guarantee is considered an Affiliate Transaction under the Indenture. Accordingly, in order to ensure that the Proposed Sale does not conflict with Section 4.10 (Limitation on Transactions with Affiliates) of the Indenture, the provision of the Additional PMLA Guarantee by the Company will need to be carved out of Section 4.10 (Limitation on Transactions with Affiliates).

The Company is proposing to amend the definition of Exempted Affiliate Transaction in Section 1.1 of the Indenture, as follows:

The word “and” shall be deleted from the end of sub-clause (j) of the definition of Exempted Affiliate Transaction.

The period shall be deleted from the end of sub-clause (k) of the definition of Exempted Affiliate Transaction and the following additional language shall be added following sub-clause (k) of the definition of Exempted Affiliate Transaction:

“; and

(1) the execution, delivery and performance of the Additional PMLA Guarantee.”

Section 1.1 of the Indenture will also be amended to include the following definitions for “Additional PMLA Guarantee”, “Loan Receivables”, “Permitted Sale”, “PMLA” and “PMLA Lenders”:

“Additional PMLA Guarantee” means the guarantee to be provided by the Company for the benefit of the PMLA Lenders on or following the date hereof.

“Loan Receivables” means (i) all of ASAT Holdings’ right, title and interest in the inter-company receivables owing to ASAT Holdings, as lender, by ASAT Limited, as borrower, as of the date of the completion of the Permitted Sale and (ii) all of the Company’s right, title and interest to the inter-company receivable owing to the Company, as lender, by the ASAT Limited, as borrower as of the date of the completion of the Permitted Sale;

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“Permitted Sale” means the sale of (i) all the Capital Stock of ASAT Limited and (ii) the Loan Receivables, in each case, substantially on the terms described in, or contemplated by, that certain Consent Solicitation Statement of the Company, dated January 25, 2010;

“PMLA” means the Purchase Money Loan Agreement, dated as of July 31, 2005, as amended, between ASAT Holdings, as borrower, the PMLA Lenders, as lenders, and Asia Opportunity Fund, L.P. as the administrative agent; and

“PMLA Lenders” means any persons who, at the relevant time, are lenders under the PMLA.

Amendment to Section 5.2 (Successor Corporation Substituted)

Section 5.2 (Successor Corporation Substituted) provides that, upon the Company or an Indenture Guarantor consolidating or merging with or into another person, or upon a sale, lease, conveyance or transfer of all or substantially all of the assets of the Company or an Indenture Guarantor in accordance with Section 5.1 (Merger Covenant), the successor entity formed by such consolidation, merger or to which such sale, lease, conveyance or transfer is made, shall succeed to and be substituted for and may exercise every right and power of the Company or such Indenture Guarantor under the Indenture with the same effect as if such successor entity had been named therein the Company or an Indenture Guarantor.

If the Proposed Amendments to Section 5.1 (Merger Covenant) are approved, the Proposed Sale will constitute a transfer in accordance with Section 5.1 (Merger Covenant) of the Indenture and will fall within the scope of Section 5.2 (Successor Corporation Substituted). However, as discussed above, it is not the intention of the parties to transfer the obligations of ASAT Holdings and the Company under the Indenture to the Purchaser and, accordingly, Section 5.2 (Successor Corporation Substituted) will need to be amended to reflect that the Purchaser will not be substituted as the successor to ASAT Holdings and the Company under the Indenture following the Proposed Sale. Section 5.2 (Successor Corporation Substituted) already includes a carve out stating that Section 5.2 (Successor Corporation Substituted) will not apply to any transfer or sale to an existing Indenture Guarantor or to the Company. This carve out will need to be amended to also exclude the transfers to be made to the Purchaser pursuant to the Proposed Sale from the operation of the other provisions of Section 5.2 (Successor Corporation Substituted).

The Supplemental Indenture will amend Section 5.2 (Successor Corporation Substituted) by adding the phrase “or as a result of the Permitted Sale” after the word “Company” in the parentheses that begin on the fourth line of Section 5.2 (Successor Corporation Substituted).

Amendment to “Change of Control” definition

Section 1.1 (Definitions and Incorporation by Reference) of the Indenture includes a definition of “Change of Control,” which provides, inter alia, that a Change of Control will have occurred if:

•

pursuant to sub-clause (a)(i) of the definition of Change of Control, any “person” or “group” (other than one or more Excluded Persons (as defined in the Indenture)) is or becomes the “beneficial owner,” directly or indirectly, whether by merger, consolidation, acquisition, subscription or in any other manner of more than 50% of the total voting power in the aggregate of all classes of ASAT Limited or ASAT Holdings’ Voting Equity Interests (as defined in the Indenture) then outstanding; or

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•

pursuant to sub-clause (a)(ii) of the definition of Change of Control, the Continuing Directors (as defined in the Indenture) cease for any reason to constitute a majority of the board of directors of ASAT Limited or of the ASAT Holdings Board then in office.

Absent receipt of the Required Consents to the Proposed Amendments, the Proposed Sale would trigger sub-clause (a)(i) of the definition of Change of Control because, upon completion of the Proposed Sale, more than 50% of the total voting power in the aggregate of all classes of ASAT Limited’s Voting Equity Interests (as defined in the Indenture) then outstanding will be transferred to the Purchaser and because the Purchaser is not an Excluded Person (as defined in the Indenture) for purposes of sub-clause (a)(i) of the definition of Change of Control. The Proposed Sale would also trigger sub-clause (a)(ii) of the definition of Change of Control because, upon completion of the Proposed Sale, the Continuing Directors (as defined in the Indenture) will cease to constitute a majority of the board of directors of ASAT Limited.

Section 10.1 (Repurchase of Securities Upon a Change of Control) of the Indenture provides that upon a Change of Control (as defined in the Indenture), each Holder may, at its option, require the Company to repurchase all or any part of the Notes held by such Holder. As discussed under “Purpose of the Solicitation”, we anticipate that, upon completion of the Proposed Sale, the net proceeds of the Proposed Sale will constitute substantially all of the assets of the Group and that the Company will, therefore, not have sufficient funds to repurchase the Notes from the Holders pursuant to Section 10.1 (Repurchase of Securities Upon a Change of Control) of the Indenture.

In order to enable ASAT Holdings to consummate the Proposed Sale without triggering the obligation to repurchase the Notes under Section 10.1 (Repurchase of Securities Upon a Change of Control) of the Indenture, the Supplemental Indenture will amend the definition of Change of Control as follows:

Sections (a) and (b) of the definition of “Change of Control” will be deleted and the following will be inserted in lieu thereof:

“(a) other than as a result of the Permitted Sale,

(i) any “person” or “group” (other than one or more Excluded Persons) is or becomes the “beneficial owner,” directly or indirectly, whether by merger, consolidation, acquisition, subscription or in any other manner of more than 50% of the total voting power in the aggregate of all classes of ASAT’s or ASAT Holdings’ Voting Equity Interests then outstanding;

(ii) the Continuing Directors cease for any reason to constitute a majority of ASAT’s or ASAT Holdings’ Board of Directors then in office, or

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(iii) the adoption of a plan relating to the liquidation or dissolution of ASAT or ASAT Holdings;

(b) other than as a result of the Permitted Sale, the first day on which 100% of the issued and outstanding shares of Capital Stock of the Company (other than director’s qualifying shares or similar shares held by others as required by applicable law) are no longer owned by any of (i) ASAT, (ii) ASAT Holdings or (iii) an entity that becomes the successor to either ASAT or ASAT Holdings as a result of the consummation of a transaction that complies with the restrictions set forth in Section 5.1;”.

Amendment to Section 4.14 (Limitation of Sale of Assets and Subsidiary Stock)

Section 4.14(1) of the Indenture restricts certain members of the Group, including, inter alia, ASAT Holdings and the Company, from entering into any “Asset Sale”, which is defined in the Indenture to include, among other things, any conveyance, sale, transfer, assignment or other disposal, either directly or indirectly, of any property, business or assets, including by merger or consolidation, and including any sale or other transfer or issuance of any Capital Stock (as defined in the Indenture) of the Company or other subsidiaries of ASAT Holdings, unless such Asset Sale complies with the conditions set forth in Section 4.14(1)(a) and (b) of the Indenture.

Notwithstanding the restrictions in Section 4.14(1) of the Indenture, Section 4.14(7)(b) of the Indenture provides that the Company and the Indenture Guarantors may “convey, sell, transfer, assign or otherwise dispose of assets pursuant to and in accordance with and only to the extent permitted by Section 5.1” of the Indenture.

Absent receipt of the Required Consents to the Proposed Amendments, the Proposed Sale would conflict with Section 4.14(1) of the Indenture because the Proposed Sale would fall within the definition of Asset Sale in the Indenture, but would not satisfy the conditions for Asset Sales in Section 4.14(1)(a) and (b) of the Indenture or fall within any of the applicable carve outs to Section 4.14(1), including the carve out in Section 4.14(7)(b) of the Indenture. If the Proposed Amendments are approved as a result of this Consent Solicitation, the Proposed Amendment to Section 5.1, which is described above, would result in the Proposed Sale being permitted under Section 5.1 of the Indenture and the Proposed Sale should, therefore, fall within the carve out to Section 4.14(1) that is set forth in Section 4.14(7)(b). However, in the interests of clarity, the Supplemental Indenture will amend Section 4.14(1) to carve out the Proposed Sale.

The Supplemental Indenture will amend Section 4.14(1) by adding at the beginning of such Section: “Other than in connection with the Permitted Sale,”.

The Proposed Amendments will not alter the interest rate or maturity date of the Notes, our obligation to make principal or interest payments on the Notes or their ranking, nor, except as described in this Consent Solicitation Statement the substantive effect of any other covenant or provision of the Notes.

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RISK FACTORS

Holders should carefully consider the following specific risk factors along with the other information contained in this Consent Solicitation Statement, including forward-looking statements relating to events that involve risk and uncertainties. The risks described below are not the only ones that may affect the Company, the Group or the Notes. Additional risks not known to us or that we consider immaterial may also have an impact on our business in the future.

Effect of Proposed Amendments

If the Required Consents are obtained, the Proposed Amendments for which the Required Consents have been obtained will be binding on all Holders of Notes whether or not they have delivered a Consent. The modifications contemplated by the Proposed Amendments will eliminate or modify certain rights of the Holders under the Indenture. For example, the amendment to the change of control definition will eliminate the right of the Holders to require the Company to repurchase the Notes following the Proposed Sale.

There can be no assurances of our ability to satisfy the conditions precedent in the Sale and Purchase Agreement or to consummate the Proposed Sale

The Proposed Sale is subject to a number of conditions precedent as set forth in the Sale and Purchase Agreement and summarized under “The Proposed Sale”. There can be no assurances that we will be able to satisfy any or all of these conditions precedent prior to the Long Stop Date or that we will be able to complete the Proposed Sale. Furthermore, it is a condition to the Proposed Sale that the warranties provided by ASAT Holdings and the Company must be true and correct at completion of the Proposed Sale, unless such failure of the warranties to be true and correct would not have a Material Adverse Effect (as defined in the Sale and Purchase Agreement). If the circumstances of ASAT Holdings or the Group change prior to the date scheduled for completion of the Proposed Sale so that the warranties in the Sale and Purchase Agreement are no longer true and correct and this would have a Material Adverse Effect (as defined in the Sale and Purchase Agreement), we would be unable to satisfy the conditions to the Proposed Sale and the Purchaser would have the right to terminate the Sale and Purchase Agreement.

We cannot accurately predict the net proceeds that we will receive upon completion of the Proposed Sale; while, the Board believes that the Proposed Sale will ultimately provide the Holders with a greater recovery than other available alternatives, there can be no assurances that an alternate course of action would not in fact provide the Holders with a greater recovery than the Proposed Sale

The net proceeds from the Proposed Sale will be less than the total amount of consideration set forth in the Sale and Purchase Agreement. We have incurred and will continue to incur certain costs and expenses in connection with the Proposed Sale, including the costs and expenses associated with preparing this Solicitation and collecting the Consents. These costs and expenses will be paid from the proceeds of the Proposed Sale before any such proceeds are applied to discharge any of our financial liabilities, including our liabilities with respect to the Notes. The Consideration we receive as a result of the Proposed Sale may also be reduced by up to $5,000,000 if there is a Price Adjustment or if the Purchaser is able to make claims against us for a breach of one or more of our warranties or other obligations set forth in the Sale and Purchase Agreement. We are not able to accurately predict the net proceeds that we might be able to recover through a liquidation of the Key Assets as part of insolvency proceedings. Although the Board believes that the Proposed Sale will ultimately provide the Holders with a greater recovery than the other strategic alternatives that were considered by the Special Committee, there can be no assurance that an alternate course of action would not provide the Holders with a greater recovery than the Proposed Sale. The potential recoveries set forth herein under “Estimated Recoveries, Assumptions and Qualifications” are estimates only and may differ materially from the actual amounts that would be received by the Holders through a liquidation of the Key Assets as part of insolvency proceedings or as a result of the Proposed Sale.

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There is a risk that one or more creditors could institute involuntary insolvency proceedings against the Company or another member of the Group prior to completion of the Proposed Sale

The uncertainty over the financial viability of the Group has been generally known for a significant period of time. There is a risk that one or more of the creditors of the Group could institute enforcement proceedings against the Group prior to completion of the Proposed Sale. Any such proceedings, if instituted, may cause certain warranties in the Sale and Purchase Agreement to be untrue and may enable the Purchaser to terminate the Sale and Purchase Agreement.

There is a risk that the Board or the ASAT Holdings Board may deem it advisable to commence insolvency proceedings prior to completion of the Proposed Sale if the Company or another member of the Group becomes insolvent prior to the completion of the Proposed Sale

The Company and ASAT Holdings are incorporated in the Cayman Islands. Under Cayman Islands law, members of the Board and the ASAT Holdings Board may be subject to liability, including, in certain circumstances, civil and criminal penalties if they allow the Company and ASAT Holdings to continue to operate and incur liabilities once a determination had been made that such entities are insolvent. Accordingly, if the financial position of the Company and the Group continues to deteriorate and the Board determines that the Company is insolvent or the ASAT Holdings Board determines that ASAT Holdings or the Group as a whole is insolvent, the Board or the ASAT Holdings Board may deem it advisable to commence voluntary insolvency proceedings and a liquidation of the Key Assets.

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THE SOLICITATION

General

Pursuant to Article IX of the Indenture, adoption of the Proposed Amendments requires the receipt of the Required Consents, consisting of the valid and un-revoked Consents of Holders of at least a majority in principal amount of the Outstanding Notes as of the close of business on the Record Date, prior to the Expiration Time. As of the date of this Consent Solicitation Statement, the outstanding aggregate principal amount of the Notes is US$150.0 million. ASAT will execute the Supplemental Indenture containing the Proposed Amendments, provided that (i) the Required Consents are received and (ii) there are no laws, regulations, injunctions, actions or other proceedings, pending or threatened, which, in the case of any action or proceeding if adversely determined, would make unlawful or invalid or enjoin the implementation of the Proposed Amendments. If either of the above conditions is not satisfied or capable of satisfaction prior to or concurrent with the Expiration Time, the Company may, in its sole discretion and without giving any notice, allow the Solicitation to lapse or extend the solicitation period and continue soliciting Consents with respect thereto.

Following execution of the Supplemental Indenture, the Proposed Amendments will not become operative until and unless each of the Specified Sale and Purchase Agreement Conditions has been satisfied or waived. There can be no assurance that the Specified Sale and Purchase Agreement Conditions will be satisfied or waived or that the Proposed Amendments will become operative.

The Consents are being solicited by the Company. All costs of the Consent Solicitation will be borne by ASAT Holdings. In addition to the use of the mail, Consents may be solicited by officers and other employees of the Company without remuneration, in person, by telephone, telegraph or facsimile transmission.

The Company will not provide notice upon receipt of the Required Consents, but will mail issue a notice upon effectiveness of the Proposed Amendments to all registered Holders affected thereby. The delivery of a Consent to the Proposed Amendments will not affect a beneficial owner’s right to sell or transfer the Notes. Failure to deliver a Consent will have the same effect as if a Holder had voted “No” to the Proposed Amendments.

Beneficial Owners of the Notes who wish to provide a Consent and whose Notes are held, as of the Record Date, in the name of a broker, dealer, commercial bank, trust company or other nominee institution must contact such nominee promptly and instruct such nominee, as the Holder of such Notes, to consent in accordance with the customary procedures of DTC on behalf of the beneficial owner prior to the Expiration Time.

Consequences to Non-Consenting Holders

If the Proposed Amendments become operative, they will be binding on all Holders and their successors, whether or not such Holders have consented to the Proposed Amendments.

Failure to Obtain Required Consents or Satisfy Other Conditions; Termination

In the event that (i) the Required Consents are not obtained with respect to the Notes, (ii) any other condition set forth in this Consent Solicitation Statement is not satisfied, (iii) the Specified Sale and Purchase Agreement Conditions are not satisfied or waived, or (iv) the Solicitation is terminated, the Proposed Amendments will not become operative.

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Record Date

The Record Date for the determination of Holders entitled to give Consents pursuant to the Solicitation is January 15, 2010. This Consent Solicitation Statement is being sent to all Holders. The Company reserves the right to establish from time to time any new date as the Record Date with respect to the Solicitation and, thereupon, any such new date will be deemed to be the “Record Date” for purposes of such Solicitation.

Expiration Time; Extensions; Amendment; Termination; Waiver

The term “Expiration Time” means 5:00 p.m., New York time, on February 4, 2010, unless the Company, in its sole discretion, extends the period during which the Solicitation is open, in which case the Expiration Time shall be the latest date and time for which an extension is effective. In order to extend the Solicitation period, the Company will notify the Tabulation Agent of any extension by oral or written notice, will mail written notice by first class mail to the address of each Holder as it appears in the registration books of the Registrar (as defined in the Indenture) and will make a public announcement thereof through publication in a daily newspaper of general circulation in Singapore, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. It is expected that the publication referred to above will be made in the Business Times. Failure of any Holder to be so notified will not affect the extension of the Solicitation.

The Company expressly reserves the right, in its sole discretion, at any time prior to the execution of the Supplemental Indenture to (i) terminate this Solicitation for any reason, (ii) extend the Expiration Time, or (iii) amend the terms of this Solicitation.

If the Company elects to extend the Solicitation period, or to amend the terms of the Solicitation in a manner favorable to the Holders, all Consents received will remain valid (and subject to revocation as provided in this Consent Solicitation Statement) until the date and time to which the Expiration Time has been extended.

Without limiting the manner in which the Company may choose to make a public announcement of any extension, amendment or termination of the Solicitation, the Company shall have no obligation to publish, advertise, or otherwise communicate such public announcement, other than by making a timely press release and complying with any applicable notice provisions of the Indenture.

Procedures for Consenting

For purposes of the Solicitation, we expect that DTC will authorize account holders in their electronic book-entry systems, who hold Notes on behalf of the beneficial owners of such Notes as of the Record Date to consent in accordance with their customary procedures. Accordingly, for purposes of the Solicitation, the term “Holder” shall be deemed to include such account holder. It is expected that DTC will require the use of an electronic acceptance instruction for giving Consent.

Beneficial owners of the Notes who wish to provide a Consent and whose Notes are held, as of the Record Date, in the name of a broker, dealer, commercial bank, trust company or other nominee institution must contact such nominee promptly and instruct such nominee, as the Holder of such Notes, to give Consent on behalf of the beneficial owner prior to the Expiration Time.

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Consents should not be delivered to the Trustee, the Tabulation Agent or ASAT. However, the Company reserves the right to accept any Consent received by it or the Trustee or the Tabulation Agent.

The Company will accept Consents given in accordance with the customary procedures of DTC and reserves the right to accept Consents by any other reasonable means or in any form that reasonably evidences the giving of a Consent.

The Company will resolve all questions as to the validity, form, eligibility (including time of receipt) and acceptance and revocations of Consents, whose determinations will be binding. The Company reserves the right to reject any or all Consents and revocations not validly given or any Consents the Company’s acceptance of which could, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the right to waive any defects or irregularities in connection with deliveries or to require a cure of such irregularities within such time as the Company determines. None of the Company, the Tabulation Agent, the Trustee or any other person shall have any duty to give notification of any such waiver, defects or irregularities, nor shall any of them incur any liability for failure to give such notification. Delivery of Consents or notices of revocations will be deemed not to have been made until such irregularities have been cured or waived.

Revocation of Consents

A Holder may revoke the Consent as to such Holder’s Notes or portion of such Notes at any time prior to the date on which the Trustee receives an officers’ certificate certifying that the Holders of a majority in aggregate principal amount of the Outstanding Notes have consented to the Proposed Amendments (the “Majority Consent Date”). All Consents received prior to the Expiration Time will be counted, notwithstanding any transfer of the Notes to which such Consents relate, unless the Tabulation Agent, acting as agent for the Company, receives from a Holder (or a subsequent holder which has received a proxy from the relevant Holder) a written notice of revocation at any time prior to the Majority Consent Date. Any notice of revocation received on or after the Majority Consent Date will not be effective, even if received prior to the Expiration Time. A Consent to the Proposed Amendments by a Holder of the Notes will bind the Holder and every subsequent holder of such Notes or portion of such Notes, even if notation of the Consent is not made on such Notes.

To be effective, a notice of revocation must be in writing and contain the name of the Holder and the aggregate principal amount of the Notes to which it relates and be: (a) signed in the same manner as the original Consent or (b) accompanied by a duly executed proxy or other authorization (in a form satisfactory to the Company).

A revocation of the Consent will be effective only as to the Notes listed on the revocation and only if such revocation complies with the provisions of this Consent Solicitation Statement. Only a Holder is entitled to revoke a Consent previously given. A beneficial owner of the Notes must arrange with the Holder to deliver on its behalf a revocation of any Consent already given with respect to such Notes.

A transfer of Notes will not have the effect of revoking any Consent validly given before such transfer, and each Consent validly given will be counted notwithstanding any transfer of the Notes unless the applicable Holder has complied with the procedure for revoking Consents described in this Consent Solicitation Statement. If the subsequent transferee is to have revocation rights with respect to the relevant Consent to the Proposed Amendments, a duly executed proxy must accompany a transfer of Notes from the relevant Holder.

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A purported notice of revocation that the Tabulation Agent does not receive in a timely fashion and that the Company does not accept as a valid revocation will not be effective to revoke a Consent previously given.

A revocation of a Consent may only be rescinded by the delivery of a new Consent in accordance with the procedures set forth in this Consent Solicitation Statement. A Holder who has delivered a revocation may, after such revocation, give Consent at any time prior to the Expiration Time.

The Company reserves the right to contest the validity of any revocations.

All revocations of Consents must be sent to the Tabulation Agent at the address set forth on the back cover of this Consent Solicitation Statement.

Fees and Expenses

ASAT Holdings will bear the costs of the Solicitation and will reimburse the Trustee and the Tabulation Agent for expenses that they incur in connection with the Solicitation.

Neither ASAT Holdings nor the Company will pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting Consents pursuant to this Consent Solicitation Statement. Brokers, dealers, commercial banks and trust companies will be reimbursed for reasonable out-of-pocket expenses that they incur in forwarding the Solicitation materials to their customers.

Tabulation Agent

The Company has retained The Bank of New York Mellon as Tabulation Agent in connection with the Solicitation. The Tabulation Agent will collect and tabulate Consents, and should be contacted with requests for additional copies of this Consent Solicitation Statement. Holders should contact DTC for assistance with the procedures for delivering Consents. The Tabulation Agent will receive customary fees for its services.

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CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain United States federal income tax consequences to U.S. Holders (as defined below) of the adoption of the Proposed Amendments. This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as Notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, partnerships and their partners, non-U.S. Holders, and tax-exempt organizations (including private foundations)) or to persons that hold the Notes as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local or non-United States tax considerations. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax consequences of the adoption of the Proposed Amendments.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF NOTES ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS CONSENT SOLICITATION STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF NOTES FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS OF NOTES UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTION DESCRIBED HEREIN; AND (C) HOLDERS OF NOTES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

For the purposes of this summary, a “U.S. Holder” is a beneficial owner of Notes who, for United States federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Internal Revenue Code (the “Code”).

If a partnership is a beneficial owner of Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and their partners are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax consequences of the adoption of the Proposed Amendments.

36

Consequences to U.S. Holders

The United States federal income tax consequences to a U.S. Holder resulting from the adoption of the Proposed Amendments will depend on whether the adoption of the Proposed Amendments constitutes a deemed “exchange” of the Notes for “new notes” for United States federal income tax purposes. The modification of a debt instrument will constitute a deemed exchange of the original debt instrument for a new debt instrument upon which gain or loss is realized if such modification is “significant” within the meaning of the applicable Treasury regulations. In general, a modification of a debt instrument is significant if, based on all the facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are economically significant (the “Economic Significance Test”). In addition, a modification of a debt instrument is significant if payments made as consideration for the modification are greater than a certain threshold amount (the “Change in Yield Test”).

The Company believes the adoption of the Proposed Amendments should not constitute a significant modification to the terms of the Notes, for United States federal income tax purposes, under either the Economic Significance Test or the Change in Yield Test. Accordingly, under this treatment, a U.S. Holder should not, upon the adoption of the Proposed Amendments, recognize any gain or loss, for United States federal income tax purposes, and should have the same adjusted tax basis and holding period in the Notes after the adoption of the Proposed Amendments that such U.S. Holder had in the Notes immediately before such adoption.

37

ANNEX 1

DEFINED TERMS

“Additional PMLA Guarantee”	has the meaning set forth on page 11 of this Consent Solicitation.

“ASAT China”	has the meaning set forth on page 8 of this Consent Solicitation.

“ASAT Holdings”	has the meaning set forth on page 2 of this Consent Solicitation.

“ASAT Holdings Loan Receivable”	has the meaning set forth on page 8 of this Consent Solicitation.

“ASAT Limited”	has the meaning set forth on page 7 of this Consent Solicitation.

“Beneficial Owners”	has the meaning set forth on page 3 of this Consent Solicitation.

“Board”	has the meaning set forth on page 7 of this Consent Solicitation.

“Change in Yield Test”	has the meaning set forth on page 37 of this Consent Solicitation.

“Claims Deadline”	has the meaning set forth on page 18 of this Consent Solicitation.

“Code”	has the meaning set forth on page 36 of this Consent Solicitation.

“Company”	has the meaning set forth on page 2 of this Consent Solicitation.

“Company Loan Receivable”	has the meaning set forth on page 8 of this Consent Solicitation.

“Completion Date”	has the meaning set forth on page 8 of this Consent Solicitation.

“Compromise and Release”	has the meaning set forth on page 11 of this Consent Solicitation.

“Consent Solicitation Statement”	has the meaning set forth on page 1 of this Consent Solicitation.

38

“Consents”	has the meaning set forth on page 2 of this Consent Solicitation.

“Consideration”	has the meaning set forth on page 8 of this Consent Solicitation.

“DTC”	has the meaning set forth on page 4 of this Consent Solicitation.

“Economic Significance Test”	has the meaning set forth on page 37 of this Consent Solicitation.

“Escrow Account”	has the meaning set forth on page 9 of this Consent Solicitation.

“Escrow Agent”	has the meaning set forth on page 9 of this Consent Solicitation.

“Exchange Act”	has the meaning set forth on page 6 of this Consent Solicitation.

“Expiration Time”	has the meaning set forth on page 2 of this Consent Solicitation.

“Fairness Opinion”	has the meaning set forth on page 9 of this Consent Solicitation.

“Group”	has the meaning set forth on page 7 of this Consent Solicitation.

“Holders”	has the meaning set forth on page 3 of this Consent Solicitation.

“Indenture”	has the meaning set forth on page 2 of this Consent Solicitation.

“Indenture Guarantees”	has the meaning set forth on page 16 of this Consent Solicitation.

“Indenture Guarantors”	has the meaning set forth on page 16 of this Consent Solicitation.

“Key Assets”	has the meaning set forth on page 22 of this Consent Solicitation.

“KPMG”	has the meaning set forth on page 9 of this Consent Solicitation.

“Long Stop Date”	has the meaning set forth on page 9 of this Consent Solicitation.

“Majority Consent Date”	has the meaning set forth on page 34 of this Consent Solicitation.

39

“Macquarie”	has the meaning set forth on page 8 of this Consent Solicitation.

“Notes”	has the meaning set forth on page 2 of this Consent Solicitation.

“Outstanding”	has the meaning set forth on page 3 of this Consent Solicitation.

“Participation”	has the meaning set forth on page 11 of this Consent Solicitation.

“PMLA”	has the meaning set forth on page 7 of this Consent Solicitation.

“PMLA Amendment”	has the meaning set forth on page 22 of this Consent Solicitation.

“PMLA Guarantees”	has the meaning set forth on page 16 of this Consent Solicitation.

“PMLA Guarantors”	has the meaning set forth on page 16 of this Consent Solicitation.

“PMLA Lenders”	has the meaning set forth on page 7 of this Consent Solicitation.

“Price Adjustment”	has the meaning set forth on page 9 of this Consent Solicitation.

“Preliminary Completion Statement”	has the meaning set forth on page 18 of this Consent Solicitation.

“Proposed Amendments”	has the meaning set forth on page 2 of this Consent Solicitation.

“Proposed Sale”	has the meaning set forth on page 2 of this Consent Solicitation.

“Purchaser”	has the meaning set forth on page 8 of this Consent Solicitation.

“Qualifying Escrow Claims”	has the meaning set forth on page 18 of this Consent Solicitation.

“Record Date”	has the meaning set forth on page 2 of this Consent Solicitation.

“Required Consents”	has the meaning set forth on page 3 of this Consent Solicitation.

“Retained Escrow Amount”	has the meaning set forth on page 9 of this Consent Solicitation.

40

“Sale and Purchase Agreement”	has the meaning set forth on page 8 of this Consent Solicitation.

“Specified Sale and Purchase Agreement Conditions”	has the meaning set forth on page 22 of this Consent Solicitation.

“Sale Shares”	has the meaning set forth on page 8 of this Consent Solicitation.

“SEC”	has the meaning set forth on page 6 of this Consent Solicitation.

“Solicitation”	has the meaning set forth on page 2 of this Consent Solicitation.

“Special Committee”	has the meaning set forth on page 7 of this Consent Solicitation.

“Supplemental Indenture”	has the meaning set forth on page 3 of this Consent Solicitation.

“Tabulation Agent”	has the meaning set forth on page 3 of this Consent Solicitation.

“Trustee”	has the meaning set forth on page 2 of this Consent Solicitation.

“U.S. Holder”	has the meaning set forth on page 36 of this Consent Solicitation.

41

EXHIBIT A

FORM OF SUPPLEMENTAL INDENTURE

NEW ASAT (FINANCE) LIMITED

as Company,

ASAT HOLDINGS LIMITED

and certain of its Subsidiaries referred to in the Indenture as Guarantors

and

THE BANK OF NEW YORK MELLON

as Trustee

THIRD

SUPPLEMENTAL INDENTURE

Dated as of [—]

Supplementing that certain Indenture, dated as of January 26, 2004,

among the Company,                                          the Guarantors

and the Trustee

$150,000,000

9.25% Senior Notes due 2011

THIRD SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of January      2010 by and among New ASAT (Finance) Limited, an exempted company with limited liability under the Companies Law (2003 Revision) of the Cayman Islands (the “Company”), the Guarantors (as defined in the Indenture, which is, in turn, defined below) and The Bank of New York Mellon, as trustee (the “Trustee”).

WITNESSETH:

WHEREAS, the Company, the Guarantors and the Trustee are parties to an Indenture, dated as of January 26, 2004 (the “Original Indenture”), as modified by that certain First Supplemental Indenture, dated as of May 20, 2005, by and among the Company, ASAT (Cayman) Limited and the Trustee (the “First Supplemental Indenture”) and Second Supplemental Indenture, dated as of August 27, 2007 by and among the Company the Guarantors and the Trustee (the “Second Supplemental Indenture”). The Original Indenture, as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture, is referred to herein as the “Indenture”;

WHEREAS, the Indenture provides for the issuance of $150,000,000 aggregate principal amount of the Company’s 9.25% Senior Notes due 2011 (the “Notes”);

WHEREAS, Section 9.2 of the Indenture provides that the Company, and as applicable, any Guarantor, when authorized by Board Resolutions, and the Trustee may amend or supplement the Indenture with the written consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding, subject to certain exceptions not relevant to this Supplemental Indenture;

WHEREAS, the Company has solicited written consents of the Holders of the Notes as of the close of business on January 15, 2010 (the “Record Date”) to the substance of the amendments to the Indenture set forth herein and to the execution of this Supplemental Indenture;

WHEREAS, the Company has obtained such written consents from the Holders of a majority in aggregate principal amount of the Notes outstanding as of the Record Date and, accordingly, this Supplemental Indenture and the amendments set forth herein are authorized pursuant to Section 9.2 of the Indenture;

WHEREAS, the Company has certified to the Trustee that the amendments set forth herein have been authorized by the Company and that the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes has been obtained; and

WHEREAS, each of the Company, the Guarantors and the Trustee is duly authorized to execute and deliver this Supplemental Indenture, and all other acts necessary to make this Supplemental Indenture a valid and binding supplement to the Indenture effectively amending the Indenture as set forth herein have been duly taken;

NOW THEREFORE, in consideration of the above premises contained herein and in the Indenture, each party hereto agrees as follows for the benefit of each other and for the equal and ratable benefits of the Holders of the Notes:

Section 1. Definitions and Rules of Construction. Terms defined in the Indenture and used without other definition herein shall have the respective meanings assigned to such terms in the Indenture. Unless otherwise expressly set forth herein, the rules of construction set forth in the Indenture shall likewise govern this Supplemental Indenture.

Section 2. Condition Precedent to Amendments. This Supplemental Indenture shall become effective immediately upon its execution and delivery by each of the parties hereto, provided, however, that the amendments to the Indenture that are set forth in Sections 3 through 6 of this Supplemental Indenture shall not become operative until the first date on which each of the conditions precedent to that certain Sale and Purchase Agreement, dated as of December 31, 2009, among ASAT Holdings and the Company, as sellers, and United Test and Assembly Center, as purchaser, as the same may be amended or amended and restated from time to time (the “SPA”) (other than the condition under the SPA that such amendments become operative) shall have been satisfied or waived in accordance with the terms of the SPA.

Section 3. Amendment to Section 1.1 of the Indenture. Section 1.1 of the Indenture is hereby amended as follows:

(1) Clauses (a) and (b) of the definition of “Change of Control” are deleted and the following are inserted in lieu thereof:

(2) “(a) other than as a result of the Permitted Sale,

(i) any “person” or “group” (other than one or more Excluded Persons) is or becomes the “beneficial owner,” directly or indirectly, whether by merger, consolidation, acquisition, subscription or in any other manner of more than 50% of the total voting power in the aggregate of all classes of ASAT’s or ASAT Holdings’ Voting Equity Interests then outstanding;

(ii) the Continuing Directors cease for any reason to constitute a majority of ASAT’s or ASAT Holdings’ Board of Directors then in office, or

(iii) the adoption of a plan relating to the liquidation or dissolution of ASAT or ASAT Holdings;

(b) other than as a result of the Permitted Sale, the first day on which 100% of the issued and outstanding shares of Capital Stock of the Company (other than director’s qualifying shares or similar shares held by others as required by applicable law) are no longer owned by any of (i) ASAT, (ii) ASAT Holdings or (iii) an entity that becomes the successor to either ASAT or ASAT Holdings as a result of the consummation of a transaction that complies with the restrictions set forth in Section 5.1;”

(3) The definition of “Exempted Affiliate Transaction” is hereby amended as follows:

(a) the word “and” is deleted from the end of sub-clause (j) of the definition of Exempted Affiliate Transaction;

(b) the period is deleted from the end of sub-clause (k) of the definition of Exempted Affiliate Transaction and the following additional language is inserted in lieu thereof:

“;and

(1) the execution, delivery and performance of the Additional PMLA Guarantee.”

(3) The following additional definitions are added to Section 1.1 of the Indenture:

(a) “Additional PMLA Guarantee” means the guarantee to be provided by New ASAT (Finance) Limited for the benefit of the PMLA Lenders on or following the date hereof;

(b) “Loan Receivables” means (i) all of ASAT Holdings’ right, title and interest in the inter-company receivables owing to ASAT Holdings, as lender, by ASAT Limited, as borrower, as of the date of the completion of the Permitted Sale and (ii) all of the Company’s right, title and interest to the inter-company receivable owing to the Company, as lender, by the ASAT Limited, as borrower as of the date of the completion of the Permitted Sale;

(c) “Permitted Sale” means the sale of (i) all the Capital Stock of ASAT Limited and (ii) the Loan Receivables, in each case, substantially on the terms described in, or contemplated by, that certain Consent Solicitation Statement of the Company, dated January      2010;

(d) “PMLA” means the Purchase Money Loan Agreement, dated as of July 31, 2005, as amended, between ASAT Holdings, as borrower, the PMLA Lenders, as lenders, and Asia Opportunity Fund, L.P. as the administrative agent; and

(e) “PMLA Lenders” means any persons who, at the relevant time, are lenders under the PMLA.

Section 4. Amendment to Section 4.14 of the Indenture. Section 4.14(1) of the Indenture is hereby amended by adding at the beginning of such Section: “Other than in connection with the Permitted Sale,”.

Section 5. Amendment to Section 5.1 of the Indenture. Section 5.1 of the Indenture is hereby amended by deleting the first four lines of clause 5.1(1) and inserting in lieu thereof:

“(1) Other than pursuant to the Permitted Sale, none of the Company, ASAT Holdings, ASAT or any of their respective successors (each, a “Significant Entity”) may consolidate with or merge with or into another Person or, directly or indirectly, sell, lease, convey or transfer all or substantially all of its assets, whether in a single transaction or a series of related transactions, to another Person unless:”

Section 6. Amendment to Section 5.2 of the Indenture. Section 5.2 of the Indenture is hereby amended by adding the phrase “or as a result of the Permitted Sale” after the word “Company” in the parentheses that begin on the fourth line of Section 5.2.

Section 7. Trustee’s Disclaimer. The recitals in this Supplemental Indenture shall be taken as statements solely of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Supplemental Indenture.

Section 8. Certain Duties and Responsibilities of the Trustee. In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 9. Continuing Effect: No Other Amendments. Except as expressly modified hereby, each term and provision of the Indenture is hereby ratified and confirmed and shall continue in full force and effect. From and after the date of this Supplemental Indenture, all references to the Indenture in the Indenture and the Notes shall be deemed to be references to the Indenture as amended by this Supplemental Indenture.

Section 10. Governing Law. This Supplemental Indenture shall be construed, interpreted and the rights of the parties thereto determined in accordance with the Laws of the State of New York, without regard to principles of conflicts of laws except Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(B).

Section 11. Waiver of Jury Trial. Each of the Company, the Guarantors and the Trustee hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Supplemental Indenture or the transactions contemplated hereby.

Section 12. Consent to Service and Jurisdiction; Appointment of Agent; Waiver of Sovereign Immunity; etc.

(1) Each of the Company, the Guarantors and the Trustee agrees that any legal suit, action or proceeding arising out of or relating to this Supplemental Indenture may be instituted in any federal or state court in the Borough of Manhattan, The City of New York, waives any objection which it may now or hereafter have to the laying of the venue of any such legal suit, action or proceeding, waives any immunity from jurisdiction or to service of process in respect of any such suit, action or proceeding, and irrevocably submits to the jurisdiction of any such court in any such suit, action or proceeding.

(2) Each of the Company, the Trustee and the Guarantors further submits to the jurisdiction of the courts of its own corporate domicile in any legal suit, action or proceeding arising out of or relating to this Supplemental Indenture.

(3) Each of the Company and the Guarantors irrevocably waives, to the fullest extent it may effectively do so under applicable law, trial by jury and any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(4) Each of the Company and the Guarantors hereby designates and appoints CT Corporation System Inc., 111 8th Avenue, 13th Floor, New York, New York 10011 as its authorized agent upon which process may be served in any legal suit, action or proceeding arising out of or relating to this Supplemental Indenture which may be instituted in any federal or state court in the Borough of Manhattan, The City of New York, New York, and further:

(a) agrees that service of process upon such agent, and written notice of said service to the Company or a Guarantor by the Person serving the same, shall be deemed in every respect effective service of process upon the Company (if such notices is given to the Company) or upon such Guarantor (if such notice is given to a Guarantor) in any such suit, action or proceeding, and irrevocably consents, to the fullest extent it may effectively do so under applicable law, to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the above- mentioned authorized agent or successor authorized agent, as the case may be, such service to become effective 30 days after such mailing, agrees that a final action in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other lawful manner,

(b) designates its domicile, the domicile of CT Corporation System Inc. specified above and any domicile CT Corporation System Inc. may have in the future as its domicile to receive any notice hereunder (including service of process),

(c) agrees to take any and all action, including the execution and filing of all such instruments and documents, as may be necessary to continue such designation and appointment in full force and effect for so long as the Securities remain outstanding, or until the designation and irrevocable appointment of a successor authorized agent and such successor’s acceptance of such appointment, but in no event shall the appointment continue beyond the date on which all amounts in respect of the interest and principal and premium, if any, on the Securities and any other amounts payable hereunder have become due and have been paid in full to the Trustee,

(d) agrees that if for any reason CT Corporation System Inc. (or any successor agent for this purpose) shall cease to act as agent for service of process as provided above, each of the Company and the Guarantors will promptly appoint a successor agent for this purpose reasonably acceptable to the Trustee, and

(e) agrees that nothing herein shall affect the right of the Trustee or any Holder to service process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against any of the Company or the Guarantors in any jurisdiction.

(5) If any of the Company and the Guarantors has or may hereafter acquire sovereign immunity or any other immunity from jurisdiction or legal process or from attachment in aid of execution or from execution with respect to itself or its property, it hereby irrevocably waives to the fullest extent permitted under applicable law such immunity in respect of its obligations hereunder in any action that may be instituted in any state court in the Borough of Manhattan, in The City of New York, the United States of America, or in the United States District Court for the Southern District of New York, or in any competent court in The People's Republic of China. This waiver is intended to be effective upon the execution hereof without any further act by any of the parties hereto, before any such court, and the introduction of a true copy of this Supplemental Indenture into evidence in any such court shall, to the fullest extent permitted by applicable law, be conclusive and final evidence of such waiver.

Section 13. Successors. All agreements of the Company and the Guarantors in this Supplemental Indenture shall bind their respective successor. All agreements of the Trustee in this Supplemental Indenture shall bind its successor.

Section 14. Duplicate Originals. All parties may sign any number of copies or counterparts of this Supplemental Indenture. Each signed copy or counterpart shall be an original, but all of them together shall represent the same agreement.

Section 15. Severability. In case any one or more of the provisions in this Supplemental Indenture shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

Section 16. Section Headings. The section headings of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have caused this supplemental Indenture to be duly executed as the date first written above.

NEW ASAT (FINANCE) LIMITED

By:
Name:
Title:

Attests:
Name:
Title

ASAT HOLDINGS LIMITED

By:
Name:
Title:

Attests:
Name:
Title

ASAT LIMITED

The COMMON SEAL of	)
ASAT LIMITED	)	By:
was hereunto affixed	)	Name:
in the presence of	)	Title:

ASAT, INC

By:
Name:
Title:

Attests:
Name:
Title

ASAT (CAYMAN) LIMITED

By:
Name:
Title:

TIMERSON LIMITED

The COMMON SEAL of	)
TIMERSON LIMITED )		By:
was hereunto affixed	)	Name:
in the presence of	)	Title:

The BANK OF NEW YORK MELLON,
As Trustee

By:
Name:
Title:
Attests: :
Name:
Title:

EXHIBIT B

SALE AND PURCHASE AGREEMENT

See attached

B - 1

DATED DECEMBER 31, 2009

ASAT HOLDINGS LIMITED

– AND –

NEW ASAT (FINANCE) LIMITED

as Sellers

– AND –

UNITED TEST AND ASSEMBLY CENTER LTD

as Purchaser

SALE AND PURCHASE AGREEMENT

i

THIS AGREEMENT is made on December 31, 2009

BETWEEN:

(1) ASAT Holdings Limited (“ASAT Holdings”), an exempted company with limited liability under the Companies Law (2003 Revision) of the Cayman Islands;

(2) New ASAT (Finance) Limited (“New ASAT Finance”), an exempted company with limited liability under the Companies Law (2003 Revision) of the Cayman Islands (together with ASAT Holdings the “Sellers” and, each of them individually, a “Seller”); and

(3) United Test and Assembly Center Ltd a company incorporated under the laws of Singapore, registered under number 199708070H, whose registered office is at 5 Serangoon North Ave 5, Singapore 554916 (the “Purchaser”).

WHEREAS:

(A) ASAT Holdings is the sole registered and beneficial owner of the Company (as defined below) and holds (i) one hundred percent (100%) of the Sale Shares (as defined below) and (ii) the right, title and interest to the ASAT Holdings Loan Receivables; and New ASAT Finance holds the right, title and interest to the New ASAT Finance Loan Receivables.

(B) While New ASAT Finance is a wholly owned subsidiary of the Company (as defined below) as of the date of this Agreement, all of the issued and fully paid share capital of New ASAT Finance shall be transferred to ASAT Holdings prior to Completion (as defined below) such that at Completion, New ASAT Finance will be a directly wholly owned subsidiary of ASAT Holdings.

(C) The Sellers have agreed to sell and the Purchaser has agreed to buy: (i) the Sale Shares (as defined below); and (ii) the Loan Receivables (as defined below), on the terms and subject to the conditions of this Agreement and the Transaction Documents.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement:

1.1.1.1 “Accession Deed” means a deed of accession, substantially in the form attached as Exhibit 3 hereto, pursuant to which a Permitted Assignee accedes to this Agreement;

1.1.1.2 “Adjustment Amount” has the meaning given to that term in Clause 3.2(a);

1.1.1.3 “Affiliate” means, with respect to any person, any other person directly or indirectly Controlling, Controlled by, or under common Control with, such person as of the date on which, or at any time during the period for which, the determination of affiliation is being made, and, with respect to a natural person, shall also include the spouse and minor children of such natural person who share a household with such natural person, together with any other person controlled by them and any revocable trust settled by them or any trust of which such person is a trustee;

1.1.1.4 “Agreed Claim Amount” has the meaning given to that term in Clause 13.6(a);

1.1.1.5 “Agreed Form” means, in relation to any document, the form of that document which has been agreed and initialled for the purpose of identification by the Purchaser (or the Purchaser’s Counsel on behalf of the Purchaser) and the Sellers (or the Sellers’ Counsel on behalf of the Sellers);

1.1.1.6 “ASAT Holdings Loan Receivable” means all of ASAT Holdings’ right, title and interest to the inter-company receivables owing to ASAT Holdings, as lender, by the Company, as borrower as of the Completion Date;

1.1.1.7 “Assurance” means any warranty, promise, representation, statement, assurance, covenant, collateral contract, agreement, undertaking, indemnity, guarantee or commitment of any nature whatsoever made or given by or on behalf of the Sellers or any member of the Sellers’ Group prior to Completion;

1.1.1.8 “Audited Accounts” means the audited consolidated financial statements of ASAT Holdings and its subsidiaries for the accounting reference period ended on the April 30, 2008, comprising a balance sheet, profit and loss account and notes thereto, a copy of which is annexed to the Disclosure Letter;

1.1.1.9 “Business Day” means a day on which banks are open for business in Hong Kong and Singapore (excluding Saturdays, Sundays and public holidays);

1.1.1.10 “Business Information” means all information, know how and records (whether or not confidential and in whatever form held) including (without limitation) all:

(i) formulas, designs, specifications, drawings, data, manuals and instructions;

(ii) customer lists, sales, marketing and promotional information;

(iii) business plans and forecasts; and

(iv) technical or other expertise proprietary to the Company;

1.1.1.11 “Change of Control Payments” means payments that are contractually required to be paid to Senior Managers of the Group as a result of the consummation of this Agreement or the transactions contemplated by this Agreement;

1.1.1.12 “Claim” means any claim or demand made by a party to this Agreement arising out of, or in connection with this Agreement or any other Transaction Document, including any certificate to be delivered pursuant to this Agreement or any other Transaction Document, or the transactions contemplated hereby or thereby, or referred to herein or therein, howsoever arising;

1.1.1.13 “Claim Deadline” means sixty (60) days after the later of the Completion Date or the date of the delivery by the Sellers of the Preliminary Completion Statement;

1.1.1.14 “Claims Notice” means a notice in writing from the Purchaser to the Sellers notifying the Sellers of a Claim and complying with Schedule 7, which sets forth in reasonable detail the factual basis for the Claim and which has not been withdrawn or been deemed to have been withdrawn;

1.1.1.15 “Company” means ASAT Limited, a limited liability company formed under the laws of Hong Kong, further details of which are set out in Schedule 1;

1.1.1.16 “Completion” means completion of the sale and purchase of the Sale Shares and the Loan Receivables in accordance with Clause 6;

1.1.1.17 “Completion Date” means the date on which Completion occurs;

1.1.1.18 “Completion Notice” has the meaning given to that term in Clause 7.1;

1.1.1.19 “Condition” or “Conditions” means the conditions precedent to Completion set out in Clause 4 (Conditions Precedent);

1.1.1.20 “Confidential Information” has the meaning given to that term in Clause 15.1;

1.1.1.21 “Consideration” means the aggregate consideration payable in respect of all of the Sale Shares and the Loan Receivables, as set out in Clause 3.1;

1.1.1.22 “Control,” means the direct or indirect ownership or control of more than 50% of the voting rights or other equity interests of a person (and “Controlled” and “Controlling” shall have a correlative meaning);

1.1.1.23 “Data Room” means the contents of the data room of documents made available to the Purchaser as at the date of this Agreement, as listed in the Data Room Index;

1.1.1.24 “Data Room Index” means the index listing the documents contained in the Data Room;

1.1.1.25 “Determined” means finally determined in judicial or arbitral proceedings, as applicable, with no appeal having been commenced within sixty (60) days of such judgment or arbitral award having been received (or such lesser time as determined by the judicial or arbitral body);

1.1.1.26 “Disclosure Letter” means the letter of the same date as this Agreement from the Sellers to the Purchaser, relating to the Warranties, in the Agreed Form;

1.1.1.27 “Encumbrances” means any lien, pledge, charge (fixed or floating), mortgage, easement, option, right of pre-emption, right to acquire, assignment by way of security, trust arrangement for the purpose of providing security or other security interests of any kind and any agreement to create any of the foregoing, but excluding any restriction on transfer under any applicable securities laws;

1.1.1.28 “Environmental Law” means any law concerning (i) the protection, preservation or restoration of the environment (namely, air, surface water, vapor, groundwater, drinking water supply and surface or subsurface land or structures) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, management, release or disposal of, any hazardous substance or waste material;

1.1.1.29 “Escrow Account” means the bank account established with Escrow Agent bank in the name of the Purchaser and the Sellers to be administered in accordance with the Escrow Agreement;

1.1.1.30 “Escrow Agent” means the entity appointed to act as escrow agent by the Sellers and the Purchaser pursuant to the Escrow Agreement;

1.1.1.31 “Escrow Agreement” means the escrow agreement dated the date of this Agreement and entered into between the Purchaser, the Sellers and the Escrow Agent;

1.1.1.32 “Estimated Claim Amount” has the meaning given to that term in Clause 13.6(b);

1.1.1.33 “Expert Counsel” has the meaning given to that term in Clause 13.6(b);

1.1.1.34 “Final Completion Statement” has the meaning given to that term in Clause 3.2(g);

1.1.1.35 “Governmental Authority” means any supranational, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any other supranational, governmental, intergovernmental, quasi-governmental authority, body, department or organisation or any regulatory body appointed by any of the foregoing in each case, in any jurisdiction;

1.1.1.36 “Group” means the Company and its Subsidiaries other than New ASAT Finance, and “Group Company” means any of them;

1.1.1.37 “Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

1.1.1.38 “Indenture” means the indenture dated as of January 26, 2004 (as amended) among New ASAT Finance as Issuer, the Indenture Guarantors and the Indenture Trustee;

1.1.1.39 “Indenture Guarantors” means ASAT Holdings and certain of ASAT Holdings’ subsidiaries referred to as “Guarantors” in the Indenture;

1.1.1.40 “Indenture Trustee” means The Bank of New York Mellon;

1.1.1.41 “Independent Accountant” has the meaning given to that term in Clause 3.2(d);

1.1.1.42 “Intellectual Property” means patents, trade marks, service marks, logos, get-up, trade names, trade secrets, source codes, internet domain names, rights in designs, copyright (including rights in computer software) and moral rights, database rights, rights in know-how and other intellectual property rights, in each case whether registered or unregistered and including applications for registration, and all rights or forms of protection having equivalent or similar effect anywhere in the world;

1.1.1.43 “Interim Accounts” means the unaudited, consolidated financial statements of ASAT Holdings and its subsidiaries for the six months ended October 31, 2009, comprising a balance sheet and profit and loss account, a copy of which is annexed to the Disclosure Letter;

1.1.1.44 “Lease” means any lease, sublease or license relating to any leased, subleased or licensed real property;

1.1.1.45 “Loan Receivables” means: (i) the ASAT Holdings Loan Receivable; and (ii) the New ASAT Finance Loan Receivable;

1.1.1.46 “Long Stop Date” means ninety (90) days from the date hereof, as may be extended by agreement of the Purchaser and the Sellers;

1.1.1.47 “Loss” or “Losses” means any and all actions, claims, proceedings, costs, damages, disbursements, expenses, losses, deficiencies, diminutions in value, assessments, obligations, penalties, liabilities or settlements of any kind or nature that are reasonably foreseeable, including, but not limited to, interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses reasonably incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement, that may be imposed on or otherwise incurred or suffered, provided, however, that, Losses shall not include those that are reflected through accounting adjustments, but that do not have an impact on the cash position of the Group Companies (which for the avoidance of doubt includes (i) any fixed asset impairment, (ii) inventory write-offs, (iii) write-offs for debt issuance costs, (iv) individual income tax and stamp duty provisions, and (v) any expensing of legal and professional fees relating to the restructuring of the Group, in each case, resulting from the 2009 audit of the financial statements of ASAT Holdings and its subsidiaries);

1.1.1.48 “Material Adverse Effect” means an event, change, development, condition, circumstance, violation, or effect that, individually or in the aggregate with all other events, states of fact, changes, developments, conditions, circumstances or effects (each an “Event”), (i) has, or would be reasonably likely to result in a material and adverse effect within a reasonable period of time following the occurrence of such Event, on the business, assets, properties, results of operations or condition (financial or otherwise) of the Group Companies, taken as a whole, or (ii) which prevents or materially delays or impairs the ability of the Sellers or the Purchaser to consummate the transactions contemplated by this Agreement and the Transaction Documents; provided that none of the following shall be considered in determining whether a “Material Adverse Effect” has occurred or would be reasonably likely to occur: (a) after the date of this Agreement, any change in law or accounting standards applicable the Group Companies; (b) any change in domestic or global or regional economic conditions generally; (c) any change in business or financial conditions in the semiconductor package design industry generally, (d) the effect of the execution, announcement or pendency of this Agreement on the relationship of the Group Companies with customers, vendors, suppliers and employees, (e) any Event that does not result in Losses of at least twelve million five hundred thousand dollars ($12,500,000) of the Group that can be reasonably estimated (including by way of a third party valuation or estimate);

1.1.1.49 “Material Contract” has the meaning given to that term in paragraph 12.1 of Schedule 4 (Warranties);

1.1.1.50 “New ASAT Finance Loan Receivable” means all of New ASAT Finance’s right, title and interest to the inter-company receivables owing to New ASAT Finance, as lender, by the Company, as borrower as of the Completion Date;

1.1.1.51 “Noteholders” means the holders of the Notes;

1.1.1.52 “Notes” means the one hundred and fifty million dollar ($150 million) principal amount of 9.25% Senior Notes due 2011 issued by New ASAT Finance under the Indenture;

1.1.1.53 “Notice” has the meaning given to that term in Clause 16.1;

1.1.1.54 “Notice of Disagreement” has the meaning given to that term in Clause 3.2(b);

1.1.1.55 “Party” means a party hereto and Parties means more than one or all of them;

1.1.1.56 “Permitted Assignee” means a Subsidiary or the immediate parent company of the Purchaser (the “Parent”) or the immediate parent company of the Parent;

1.1.1.57 “PMLA” means the Purchase Money Loan Agreement, dated as of July 31, 2005, as amended, between ASAT Holdings as borrower, the PMLA Lenders and the PMLA Administrative Agent;

1.1.1.58 “PMLA Administrative Agent” means Asia Opportunity Fund, L.P.;

1.1.1.59 “PMLA Amendment” means an agreement, substantially in the form attached as Exhibit 1 hereto, to be executed by ASAT Holdings, the PMLA Lenders and the PMLA Administrative Agent;

1.1.1.60 “PMLA Lenders” means any persons who, at the relevant time, are lenders under the PMLA;

1.1.1.61 “Preliminary Completion Statement” has the meaning given to that term in Clause 3.2(a);

1.1.1.62 “Press Announcement” means the press announcement relating to the Transaction in the Agreed Form;

1.1.1.63 “Proceedings” means any proceeding, suit or action arising out of or in connection with this Agreement or its subject matter (including its validity, formation at issue, effect, interpretation, performance or termination) or any transaction contemplated by this Agreement;

1.1.1.64 “Property” or “Properties” means any immovable property, including without limitation, buildings or structures, in any part of the world whether leased or owned by the Group;

1.1.1.65 “Purchaser’s Counsel” means Jones Day;

1.1.1.66 “Qualifying Escrow Claim” has the meaning given to that term in Clause 13.6;

1.1.1.67 “Relevant Property” means the Property or Properties referred to in Schedule 6 (Relevant Properties);

1.1.1.68 “Representative” means, in relation to any person, such person’s directors, officers, employees, lawyers, accountants, bankers or other advisers, agents, sub-contractors or brokers;

1.1.1.69 “Resolved Claim” has the meaning given to that term in Clause 13.1;

1.1.1.70 “Restricted Actions” means the matters listed in Schedule 5 (Restricted Actions);

1.1.1.71 “Retained Escrow Amount” has the meaning given to that term in Clause 3.1(b)(i);

1.1.1.72 “Sale Shares” means 1,035 shares of the Company, which constitutes the entire issued and fully paid up share capital of the Company at Completion;

1.1.1.73 “SEC Filing” has the meaning given to that term in Clause 14.1;

1.1.1.74 “Sellers’ Accounts” means such accounts of the Sellers as shall be notified by the Sellers to the Purchaser at least two (2) Business Days prior to the Completion Date;

1.1.1.75 “Sellers’ Group” means each of the Sellers and all other members of the same group of companies as the Sellers (including, until Completion, each Group Company);

1.1.1.76 “Sellers’ Counsel” means Skadden, Arps, Slate, Meagher & Flom of 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong;

1.1.1.77 “Senior Employee” means any of the Chief Executive Officer, Chief Financial Officer, Chief Business Officer, General Counsel or Senior Vice-President – Quality and Engineering of the Sellers or of any Subsidiary of the Company;

1.1.1.78 “Senior Managers” means any of the Chief Executive Officer and the Chief Financial Officer of the Company;

1.1.1.79 “Settlement” means an agreement in writing signed by or on behalf of each of the Sellers and the Purchaser in respect of the settlement of one or more Claim or Claims and “Settled” shall be construed accordingly;

1.1.1.80 “Singapore” means the Republic of Singapore;

1.1.1.81 “Statement Date” means October 31, 2009;

1.1.1.82 “Subsidiaries” means, with respect to any specified person, any person of which the specified person, (i) directly or indirectly, owns more than fifty percent (50%) of the issued and outstanding authorized capital, share capital, voting interests or registered capital, or (ii) has the power to otherwise direct the business and policies of that entity directly or indirectly through an Affiliate and, in the case of the Company, means all those companies whose details are set out in Schedule 2 and “Subsidiary” shall be construed accordingly;

1.1.1.83 “Supplemental Indenture” means a supplemental indenture, substantially in the form attached as Exhibit 2 hereto, to be executed by New ASAT Finance, the Indenture Guarantors and the Indenture Trustee;

1.1.1.84 “Surviving Obligations” has the meaning given to that term in Clause 9.1;

1.1.1.85 “Tax” or “Taxation” means all taxes, charges, duties, imposts, fees, levies or other assessments, and all estimated payments thereof, including without limitation income, business profits, branch profits, excise, land and other property, sales, use, value added (VAT), environmental, franchise, customs, import, payroll, transfer, gross receipts, withholding, social security, unemployment taxes, as well as stamp duties and other costs, imposed by any Governmental Authority, and any interest and penalty relating to such taxes, charges, fees, levies or other assessments;

1.1.1.86 “Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

1.1.1.87 “Timerson” has the meaning given to that term in Clause 6.3;

1.1.1.88 “Transaction” means the transactions contemplated by this Agreement and the other Transaction Documents, including the sale by the Sellers and the acquisition by the Purchaser of the Sale Shares and the Loan Receivables;

1.1.1.89 “Transaction Documents” means this Agreement, the Deed of Assignment of the ASAT Holdings Loan Receivable, the Deed of Assignment of the New ASAT Finance Loan Receivable, the Escrow Agreement, any Accession Deed and any other documents to be entered into pursuant to any such documents;

1.1.1.90 “2009 Unaudited Accounts” means the unaudited consolidated financial statements of ASAT Holdings and its subsidiaries for the accounting reference period ended on April 30, 2009 comprising a balance sheet, profit and loss account a copy of which is annexed to the Disclosure Letter;

1.1.1.91 “Warranties” means the warranties contained in Schedule 4 (Warranties) and “Warranty” means any one of them;

1.1.1.92 “Warranty Claim” means any claim arising out of or in connection with the Warranties;

1.1.1.93 “Willful Breach” means an action or failure to act by one of the Parties to this Agreement that constitutes a breach of this Agreement, and such action was taken or such failure occurred with such Party’s actual knowledge or intention that such action or failure to act would constitute a breach of this Agreement; and

1.2	In this Agreement, except where the context otherwise requires:

(a)	a reference to Clauses, paragraphs, sub-paragraphs, Schedules and the Recitals are to Clauses, paragraphs, sub-paragraphs and the Recitals of, and the Schedules to, this Agreement;

(b)	a reference to this Agreement or to any specified provision of this Agreement are to this Agreement or provision as in force for the time being, as amended, modified, supplemented, varied, assigned or novated, from time to time;

(c)	a reference to this Agreement includes the Schedules to it, each of which forms part of this Agreement for all purposes;

(d)	a reference to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(e)	a reference to a “person” shall be construed so as to include any individual, firm, body corporate, joint venture, unincorporated association or partnership (whether or not having separate legal personality), its successors and assigns;

(f)	a reference to writing shall include any mode of reproducing words in a legible and non-transitory form;

(g)	a reference to a time of the day is to Hong Kong time;

(h)	a reference to “dollars” or “$” shall be construed to be a reference to the lawful currency for the time being of the United States;

(i)	a reference to any law or enactment (including in this Clause 1) includes references to:

(i)	that law or enactment as amended, extended or applied by or under any other enactment (before or after signature of this Agreement);

(ii)	any law or enactment which that law or enactment re-enacts (with or without modification); and

(iii)	any subordinate legislation made (before or after signature of this Agreement) under any law or enactment, as re-enacted, amended, extended or applied, as described in paragraph (i) above, or under any law or enactment referred to in paragraph (ii) above;

(j)	and “law” and “enactment” includes any legislation in any jurisdiction;

(k)	the Parties acknowledge that they have participated jointly in the negotiation and drafting of this Agreement. In the event that a question of interpretation arises (including as to the intention of the Parties), no presumption or burden of proof shall arise in favour or against any Party based on the authorship of any provisions;

(l)	words importing the singular include the plural and vice versa, words importing a gender include every gender;

(m)	a reference to any party shall, where relevant, be deemed to be references to or to include, as appropriate, its successors, permitted assigns or transferees; and

(n)	headings are inserted for convenience only and shall be ignored in construing this Agreement.

2.	SALE AND PURCHASE OF THE SALE SHARES AND THE LOAN RECEIVABLES

2.1	On and subject to the provisions of this Agreement, at Completion, ASAT Holdings shall sell, and the Purchaser shall purchase:

(a)	the Sale Shares, on the basis that the Sale Shares shall be sold and transferred free from all Encumbrances and together with all rights attaching to them as at Completion, including the right to receive all dividends and distributions declared, made or paid on or after Completion; and

(b)	the ASAT Holdings Loan Receivable, on the basis that the ASAT Holdings Loan Receivable shall be sold and transferred free from all Encumbrances and together with all rights attaching thereto as at Completion, including the right of ASAT Holdings to receive any amounts due and payable by the Company thereunder on or after Completion.

2.2	On and subject to the provisions of this Agreement, at Completion, New ASAT Finance shall sell, and the Purchaser shall purchase the New ASAT Finance Loan Receivable, on the basis that the New ASAT Finance Loan Receivable shall be sold free from all Encumbrances and together with all rights attaching thereto as at Completion, including the right of New ASAT Finance to receive any amounts due and payable by the Company thereunder on or after Completion.

2.3	The Purchaser may designate a Permitted Assignee as the purchaser of the Sale Shares and the Loan Receivables prior to the Completion and assign all rights and obligations of the Purchaser hereunder to such permitted Assignee, provided, however, that (i) the Purchaser shall notify the Sellers of the identity of any such Permitted Assignee and deliver to the Sellers a duly executed Accession Deed in form attached as Exhibit 3 hereto, at least 3 Business Days prior to Completion, (ii) the assignment to the Permitted Assignee does not give rise to any delay or cost, expense, liability, obligation or Loss on the part of either Seller, including without limitation for any Taxes, unless the Purchaser agrees to defray such cost, expense, liability, obligation or Loss, and (iii) the Purchaser shall remain liable for all of its obligations under this Agreement, including without limitation, the payment of the Consideration due and payable.

2.4	No sale and purchase of the Sale Shares or the Loan Receivables shall occur hereunder unless all Sale Shares and the Loan Receivables are transferred by the Sellers to the Purchaser on Completion.

3.	CONSIDERATION

3.1	Amount

(a)	The Consideration payable by the Purchaser to the Sellers for the purchase of the Sale Shares and the Loan Receivables shall be the sum of forty four million six hundred forty three thousand eight hundred eighty seven dollars ($44,643,887), comprising one dollar ($1) for the Sale Shares and forty four million six hundred forty three thousand eight hundred eighty six dollars ($44,643,886) for the Loan Receivables, subject to adjustment in accordance with Clause 3.3 (Adjustment of Consideration).

(b)	The Consideration, shall be paid in United States dollars at Completion, by wire transfer of funds for same day value as described in (i)-(ii) below:

(i)	five million dollars ($5,000,000) (the “Retained Escrow Amount”) to the Escrow Account (or to such other account as otherwise agreed by the parties hereto in writing), such amount to be held by the Escrow Agent on the terms of the Escrow Agreement until two (2) Business Days after the Claim Deadline, whereupon the Retained Escrow Amount shall be paid to the Sellers in accordance with Clause 13.3, subject only to any amounts retained pursuant to any Qualifying Escrow Claims, which shall be retained and paid in accordance with Clause 13; and

(ii)	the balance of the Consideration set forth in Clause 3.l(a) to be divided between ASAT Holdings and New ASAT Finance in such amounts and between such accounts of ASAT Holdings and New ASAT Finance as shall be jointly notified by ASAT Holdings and New ASAT Finance to the Purchaser at least two (2) Business Days before the Completion Date.

3.2	Completion Statement

(a)	Not more than ten (10) days after the Completion Date, the Sellers shall deliver, or cause to be delivered, to the Purchaser, along with related worksheets and supporting data, a statement in form and substance as attached hereto as Schedule 8 hereto (prepared on a basis consistent with Schedule 9 hereto as prepared by the Purchaser as of December 23, 2009), which sets forth the “Adjustment Amount” as set forth therein (the “Adjustment Amount”) as of the Completion Date (the “Preliminary Completion Statement”).

(b)	The Purchaser must notify the Sellers in writing within thirty (30) days following delivery of the Preliminary Completion Statement in accordance with Clause 3.2(a) if the Adjustment Amount as set forth in the Preliminary Completion Statement does not accurately reflect the actual figures as of the Completion Date. Such notification (the “Notice of Disagreement”) must contain sufficient detail to enable the Sellers to understand the nature and the quantum of the items in dispute. Following delivery of the Notice of Disagreement, the Purchaser shall not be entitled to notify any further disagreements or differences of opinion relating to the Preliminary Completion Statement, nor shall it be entitled to change the quantum of the Adjustment Amount in dispute following such date. If no Notice of Disagreement is received within the thirty (30) day period referred to above, the parties shall be deemed to have accepted and agreed the Preliminary Completion Statement as accurate and the figures for the Adjustment Amount set forth therein shall not be subject to adjustment.

(c)	If within the period of thirty (30) days referred to in Clause 3.2(b) the Purchaser delivers a Notice of Disagreement and if the Sellers and the Purchaser are able to resolve such disagreement or difference of opinion within ten (10) days of receipt by the Sellers of the Notice of Disagreement, the parties shall be deemed to have accepted and agreed the Preliminary Completion Statement as accurate with such modifications as may have been agreed between the Sellers and the Purchaser and the figures for the Adjustment Amount set forth therein shall not be subject to any further adjustment.

(d)	If the Sellers and the Purchaser are unable to reach agreement within ten (10) days of receipt by the Sellers of the Notice of Disagreement, the matter(s) in dispute shall be referred to the decision of an internationally recognized independent chartered accountant (the “Independent Accountant”) to be appointed (in default of nomination by agreement between the Sellers and the Purchaser within five (5) days of expiry of the ten (10) day period referred to above) by the President of the Hong Kong Institute of Certified Public Accountants upon the application of either the Purchaser or the Sellers. The Independent Accountant shall be instructed to determine within ten (10) days of its engagement whether any adjustments should be made to the Adjustment Amount set out in the Notice of Disagreement and to the extent that the Independent Accountant determines that any adjustment shall be made to the Adjustment Amount, the Preliminary Completion Statement shall be amended to reflect the Adjustment Amount so modified. For the avoidance of doubt, the Independent Accountant shall only determine the matter(s) relating to the Adjustment Amount set forth in the Notice of Disagreement and neither the Sellers nor the Purchaser shall be entitled to refer any other matter(s) to the Independent Accountant. If the Independent Accountant is unable to make a determination before the expiration of the Claim Deadline, the Claim Deadline solely with respect to an adjustment for any Adjustment Amount (but not any Warranty Claim) shall be extended by 15 days or as otherwise agreed by the Parties in writing.

(e)	The Independent Accountant shall act as an expert and not as an arbiter and his decision shall (in the absence of manifest error) be final and binding on the Sellers and the Purchaser for all the purposes of this Agreement.

(f)	The costs of the Independent Accountant shall be apportioned equally between the Sellers, on the one hand, and the Purchaser, on the other hand, but each Party shall be responsible for its own costs of presenting its case to the Independent Accountant.

(g)	The Preliminary Completion Statement delivered pursuant to Clause 3.2(b) with any modifications agreed, deemed to be agreed or determined in accordance with Clause 3.2(c) or 3.2(d), as the case may be, shall be referred to as the “Final Completion Statement”.

3.3	Adjustment of Consideration

(a)	If it is agreed or determined in accordance with Clause 3.2(c) or 3.2(d) that the Adjustment Amount set forth under the Final Completion Statement is greater than twenty eight million five hundred twenty seven thousand dollars ($28,527,000), the Purchaser shall be entitled to deduct the amount of such excess from the Retained Escrow Amount in accordance with Clause 13.2 (Retained Escrow Amount) and the aggregate Consideration set forth in Clause 3.1 shall be deemed to be adjusted by the amount of such deduction.

(b)	For the avoidance of doubt, the Purchaser shall have no other recourse against the Sellers in relation to any adjustments under this Clause 3.3 beyond any adjustment to the Consideration pursuant to Clause 3.3(a) and only to the extent that the deduction from the Retained Escrow Amount that the Purchaser would be entitled to pursuant to Clause 3.3(a) shall not exceed the balance standing to the credit of the Escrow Account.

4.	CONDITIONS PRECEDENT

4.1	The obligations of the Purchaser and the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment, or written waiver by both the Purchaser (in its sole discretion) and the Sellers (in their sole discretion) of each of the following conditions precedent before the Long Stop Date:

(a)	the Noteholders shall have provided the consents required under the Notes to permit the execution and delivery of the Supplemental Indenture and the Supplemental Indenture shall have been executed by the Indenture Trustee, New ASAT Finance and the Indenture Guarantors and shall be in full force and effect with the amendment to the Indenture set forth therein to become operative on Completion;

(b)	the PMLA Amendment shall have been duly executed by or on behalf of the PMLA Lenders and the PMLA Administrative Agent and shall be in full force and effect with the amendment to the PMLA set forth therein to become operative on Completion;

(c)	the shareholders of ASAT Holdings, at a duly convened general meeting of ASAT Holdings shall have (i) provided their consent to the sale of the Sale Shares and the ASAT Holdings Loan Receivables, or (ii) provided their consent to amend ASAT Holdings’ articles of association to permit the sale of the Sale Shares and the ASAT Holdings Loan Receivables by ASAT Holdings without the need to obtain further shareholder consent or board consent;

(d)	the shareholders or directors of New ASAT Finance, as the case may be, at a duly convened general meeting or board meeting of New ASAT Finance shall have provided their consent to the sale of the New ASAT Finance Loan Receivables by New ASAT Finance without the need to obtain further shareholder or board consent; and

(e)	no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the transfer of the Sale Shares or the Loan Receivables to the Purchaser illegal or otherwise prohibiting or preventing consummation of the transfer of the Sale Shares or the Loan Receivables to the Purchaser.

4.2	The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment, or written waiver by the Purchaser (in its sole discretion) of each of the following conditions precedent before the Long Stop Date:

(a)	each of the Warranties made by the Sellers in this Agreement shall be true and correct as of the date of this Agreement and as of the Completion Date as if made as of the Completion Date (except for such representations and warranties that are made as of a specific date which shall speak only as of such date), except in each case to the extent the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect (provided, that any materiality or “Material Adverse Effect” qualifiers contained in individual representations and warranties shall be disregarded for this purpose);

(b)	the transfer by the Company of all of the outstanding shares of New ASAT Finance to ASAT Holdings shall have been completed and, to the extent required to effect the transfer of the outstanding shares of New ASAT Finance to ASAT Holdings under applicable law, all registration procedures and filings shall have been duly completed prior to Completion;

(c)	the Sellers shall have performed or complied in all material respects with all agreements, obligations and covenants contained in this Agreement and any Transaction Documents that are required to be performed or complied with by the Sellers prior to Completion;

(d)	there shall be no Proceedings pending, or overtly threatened, against the Purchaser or any Group Company that, if adversely determined against such person, would have a Material Adverse Effect;

(e)	the Senior Managers shall have waived their rights under their employment agreements giving such Senior Managers a right to subscribe for shares of the Company and the Sellers shall ensure that such Senior Managers agree to enter into amended employment agreements without such right to subscribe for shares of the Company;

(f)	the lease agreements between ASAT Semiconductor (Dongguan) Limited and Dongguan Changshi Development Company dated June 30, 2008 (the “Dongguan Leases”) with respect to the lease of certain Property located in Dongguan, China are effective and no Group Company has received a written notice of termination from the lessor, which has not been cured or withdrawn, under the Dongguan Leases; and

(g)	there has not occurred between the date of this Agreement and Completion any Event that has a Material Adverse Effect.

4.3	The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment, or written waiver by the Sellers (in their sole discretion) of each of the following conditions precedent before the Long Stop Date:

(a)	each of the warranties of the Purchaser set forth in Clause 11 (Purchaser’s Warranties) of this Agreement shall be true and correct as of the date of this Agreement and as of the Completion Date as if made as of the Completion Date (except for such representations and warranties that are made as of a specific date which shall speak only as of such date), except in each case to the extent the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect (provided, that any materiality or “Material Adverse Effect” qualifiers contained in individual representations and warranties shall be disregarded for this purpose);

(b)	the Purchaser shall have performed or complied in all material respects with all agreements, obligations and covenants contained in this Agreement and any Transaction Documents that are required to be performed or complied with by the Purchaser prior to Completion;

(c)	the Escrow Agreement in the Agreed Form shall have been duly executed by the Purchaser and the Escrow Agent; and

(d)	there shall be no Proceedings pending, or overtly threatened, against the Sellers or any Group Company that, if adversely determined against such person, would have a Material Adverse Effect.

4.4	The Sellers and the Purchaser undertake to each other, in the case of the Conditions set out in Clause 4.l(a) – (e), to use commercially reasonable efforts to ensure that such Conditions are fulfilled as soon as reasonably practicable after the date of this Agreement.

4.5	The Sellers undertake to the Purchaser, in the case of the Conditions set out in Clause 4.2(a) – (g) to use commercially reasonable efforts to ensure that such Conditions are fulfilled as soon as reasonably practicable after the date of this Agreement.

4.6	The Purchaser undertakes to the Sellers, in the case of the Conditions set out in Clause 4.3(a) – (e), to use commercially reasonable efforts to ensure that such Conditions are fulfilled as soon as reasonably practicable after the date of this Agreement.

4.7	Each of the Parties agrees that it shall, and the Sellers agree that upon a request from the Purchaser they shall procure that the Group shall, promptly co-operate with, and provide all necessary information and other assistance reasonably required by such other Party in connection with the satisfaction of the Conditions, including for the purposes of the provision of such information to any Governmental Authority as shall be necessary in connection with the satisfaction of the Conditions.

5.	CONDUCT OF BUSINESS BEFORE COMPLETION

5.1	Subject to Clause 5.2, the Sellers shall take all actions within their power to procure that during the period from the date of this Agreement to Completion:

(a)	each of the Group Companies shall continue to carry on business in the ordinary course of business and in a manner not inconsistent with the manner in which their businesses have been carried on, on or before the date of this Agreement; the Sellers shall promptly notify the Purchaser of any change, occurrence or event not in the ordinary course of any Group Company’s business which may have a Material Adverse Effect on the Group taken as a whole; and

(b)	no Group Company shall undertake any of the Restricted Actions.

5.2	Clause 5.1 shall not operate so as to restrict or prevent:

(a)	any matter undertaken at the written request of the Purchaser or with its prior written approval (such approval not to be unreasonably withheld or delayed);

(b)	any matter reasonably undertaken by any Group Company in an emergency or disaster situation with the intention of minimising any adverse effect thereof;

(c)	the completion or performance of any obligations undertaken pursuant to any contract or arrangement entered into by any Group Company prior to the date of this Agreement;

(d)	any act or conduct which any Group Company is required to take, or omit to take, as a result of, or in order to comply with, any law or regulation;

(e)	any matters undertaken in order to comply with the requirements of any Governmental Authority; or

(f)	any matter contemplated in this Agreement or another Transaction Document.

6.	COVENANTS; OTHER AGREEMENTS

6.1	From the date of this Agreement through the Completion Date, the Sellers shall afford Representatives of the Purchaser reasonable access to the Properties, and books and records reasonably related to the business, including without limitation, in relation to pending Intellectual Property applications, of the Company and its Subsidiaries, during normal business hours; provided, however, that such investigation shall be at reasonable times and upon reasonable notice and shall not unreasonably disrupt the personnel and operations of the Company and its Subsidiaries.

6.2	From the date of this Agreement through the Completion Date, the Sellers shall take all reasonable steps to continue the process of obtaining any pending Intellectual Property applications, including, without limitation, requesting extensions of time as and when reasonably required to respond to any requests from Governmental Authorities with respect to such pending Intellectual Property applications.

6.3	Each of the Purchaser and the Sellers shall use reasonable efforts to obtain the consents, waivers and approvals deemed appropriate or necessary in connection with the Transaction. ASAT Holdings shall cause Timerson Limited (“Timerson”) to transfer the one (1) Sale Share held by Timerson to ASAT Holdings prior to the Completion and take such other action acceptable to the Purchaser so that at Completion all rights ASAT Holdings may have, as beneficiary holder of such one Sale Share, shall be relinquished and terminated and any trust or nominee agreements between ASAT Holdings and Timerson shall be terminated at Completion.

6.4	In the event the Completion takes place, the Sellers shall not, without the written consent of the Purchaser, at any time during the period of eighteen (18) calendar months from the Completion Date, directly or through any Subsidiary, own, manage, operate, control or otherwise engage in any business in the semiconductor assembly industry that is carried on in competition with the business of the Group (a “Competitive Business”). Such restrictions relating to Competitive Business shall apply to activities within Thailand, Taiwan, Hong Kong, the People’s Republic of China and Singapore (the “Restricted Territory”). Notwithstanding the restrictions set forth herein, the Sellers may own securities in any publicly held corporation that may be covered by the restrictions relating to Competitive Business, but only to the extent that the Sellers do not own, of record or beneficially, more than 5% of the outstanding beneficial ownership of such corporation.

6.5	In the event that the Completion takes place, the Sellers shall not, at any time during the period of eighteen (18) calendar months from the Completion Date, (i) solicit or entice away from the Group any person who is at the relevant time and was within six months of the Completion Date an employee of the Group to terminate his or her employment with the Group and to serve as an employee of the Sellers, and (ii) employ, hire or engage any such person; provided, however, that the foregoing restrictions shall not apply to any individuals retained by or on behalf of any liquidator of the Sellers in connection with an orderly liquidation process of either or both of the Sellers.

6.6	In the event that the Completion takes place, the Sellers shall not, at any time during the period of eighteen (18) calendar months from the Completion Date, directly or through any Subsidiary, solicit, on behalf of any Competitive Business, business from any Person, who currently is, or has been, a customer of the Group at any time during the three (3) years preceding the date of such solicitation, or from any successor in interest to any such Person for the purpose of securing business or contract related to any Competitive Business.

6.7	In the event that the Completion takes place, the Sellers shall not sell, license, transfer, use, disclose or Encumber any Intellectual Property owned any Group Company.

7.	COMPLETION

7.1	Completion shall take place at the offices of the Sellers’ Counsel five (5) Business Days after the Sellers’ have provided a notice (the “Completion Notice”) to the Purchaser that the Conditions in Clauses 4.l(a) to (d) are satisfied or waived in accordance with this Agreement, or at such other time and/or venue as may be agreed in writing between the Sellers and the Purchaser.

7.2	At Completion the Purchaser shall deliver or take (or cause to be delivered or taken) the documents and actions listed in Part A of Schedule 3 and the Sellers shall deliver or take (or cause to be delivered and taken) the documents and actions listed in Part B of Schedule 3.

8.	TERMINATION

8.1	This Agreement may be terminated at any time prior to Completion:

(a)	by written agreement of the Sellers and the Purchaser; or

(b)	by the Sellers if the Purchaser shall have (i) failed to perform, or comply with, any obligation, agreement or covenant set forth in this Agreement or (ii) breached any warranty set forth in this Agreement, which breach or failure to perform or comply prevents any of the conditions set forth in Clause 4.1 or 4.3 from being satisfied, and such breach or failure to comply is either not curable or, if curable, is not cured by the earlier of (x) the date which is thirty (30) calendar days following the date of delivery by Sellers of written notice of such breach or failure to comply to the Purchaser or (y) the Long Stop Date; or

(c)	by the Purchaser if either of the Sellers shall have (i) failed to perform, or comply with, any obligation, agreement or covenant set forth in this Agreement or (ii) breached any warranty set forth in this Agreement, including without limitations, any Warranty, which breach or failure to perform or comply prevents any of the conditions set forth in Clause 4.1 or 4.2 from being satisfied, and such breach or failure to comply is either not curable or, if curable, is not cured by the earlier of (x) the date which is thirty (30) calendar days following the date of delivery by the Purchaser of written notice of such breach or failure to comply to the Sellers or (y) the Long Stop Date.

8.2	This Agreement shall automatically terminate if Completion has not occurred by the Long Stop Date.

9.	EFFECT OF TERMINATION

9.1	In the event of the termination of this Agreement in accordance with Clause 8 (Termination), this Agreement shall become void and have no effect, and no Party to this Agreement shall have any liability to any other Party to this Agreement or its Affiliates, or their respective directors, officers or employees, except for the following (“Surviving Obligations”):

(a)	the obligations of the Parties to this Agreement contained in this Clause 8 and Clause l (Interpretation), 14 (Announcements), 15 (Confidentiality), 16 (Notices), l9 (Costs and Expenses), 20 (Invalidity), 22 (Whole Agreement), 24.5 (Counterparts), 25 (Governing law and jurisdiction), and 26 (Agent for Service of Process); and

(b)	if the Sellers properly terminate this Agreement pursuant to Clause 8.l(b) or the Purchaser properly terminates this Agreement pursuant to Clause 8.l(c), each Party shall remain liable to the other Parties for fraud or any Wilful Breach occurring before the time of termination.

10.	SELLERS’ WARRANTIES

10.1	The Sellers warrant to the Purchaser that the Warranties are true and correct at the date of this Agreement.

10.2	Each of the Warranties set out in each paragraph of Schedule 4 is separate and independent and, except as expressly provided to the contrary in this Agreement, is not limited by reference to any other Warranty set out in Schedule 4 or by anything in this Agreement.

10.3	The Sellers shall not be in breach of any Warranty and shall not be liable in respect of any Warranty Claim to the extent that the facts and circumstances giving rise to such Warranty Claim are disclosed in the Disclosure Letter or in any of the documents annexed to the Disclosure Letter.

10.4	The disclosure of any matter in one section or subsection of the Disclosure Letter shall be deemed to be a disclosure for all sections or subsections of this Agreement and the Disclosure Letter, but shall not be deemed to constitute an admission by the Sellers or to otherwise imply that any such matter is material or would have a Material Adverse Effect for the purposes of this Agreement or the Disclosure Letter.

10.5	The only warranties given (express or implied) are those expressly set out in Schedule 4 (Warranties) to this Agreement.

10.6	At any time before the Completion, the Sellers undertake that each of them will promptly notify the Purchaser in writing if they become aware of the occurrence of any event that would make any of the Warranties untrue or incorrect in any material respect if given at Completion. No such disclosure, however, shall be deemed to cure any breach of any warranties made as of the date of this Agreement and shall not limit the remedies available to the Purchaser hereunder.

10.7	The Purchaser is not aware as at the date of this Agreement of any fact, matter or circumstance which would, or would be reasonably likely to, entitle it to make any Claim.

10.8	The Purchaser undertakes to the Sellers (for itself and on behalf of each member of the Sellers’ Group) that, in the absence of fraud, such party has no rights against and may not make any claim against the Sellers, any member of the Sellers’ Group or any Representative of the Sellers or any member of the Sellers’ Group on whom it may have relied before agreeing to any term of, or entering into, this Agreement or other document referred to herein other than as expressly set out herein.

10.9	Notwithstanding any other provision of this Agreement or any Transaction Document (including any certificate delivered pursuant to this Agreement or any Transaction Document), the Sellers’ liability under or in connection with any Claim shall be limited or excluded, as the case may be, as set out in Schedule 7 (Sellers’ Limitation of Liability).

11.	PURCHASER’S WARRANTIES

11.1	The Purchaser warrants to the Sellers that:

(a)	the Purchaser has the requisite power and authority to enter into and perform this Agreement and each other Transaction Document to which it is a party and the execution, delivery and performance by the Purchaser of this Agreement and each other Transaction Document to which it is a party, and each of the transactions contemplated hereunder or thereunder, have been duly and validly authorized, and no additional corporate or shareholder authorization or consent is required in connection with the execution, delivery and performance by the Purchaser of this Agreement or any other Transaction Document to which it is a party or any of the transactions contemplated hereunder or thereunder;

(b)	This Agreement and each other Transaction Document to which the Purchaser is a party constitutes or will, when executed, constitute legally valid and binding obligations of the Purchaser;

(c)	execution, delivery and performance of this Agreement on the date hereof and on Completion and each other Transaction Document upon Completion will not conflict with or constitute a default or a breach under any provision of:

(i)	the memorandum or articles of association or equivalent constitutional documents of the Purchaser; or

(ii)	any material order, judgment, award, injunction, decree, law, rule, ordinance or regulation or any other material restriction of any kind or character by which the Purchaser is bound or submits; or

(iii)	any material agreement, instrument or contract to which the Purchaser is a party or by which it is then bound, or give rise to a right to terminate such material agreement, instrument or contract;

(d)	there is no requirement for the Purchaser to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Authority which has not been obtained or made at the date hereof both on an unconditional basis and on a basis which cannot be revoked;

(e)	there are no Claims or proceedings pending or to the knowledge of the Purchaser, threatened against or affecting the Purchaser challenging or seeking to restrain or prohibit any of the transactions contemplated by this Agreement or any other Transaction Document; and

(f)	the Purchaser has, as of the date hereof, and, at Completion, will have (through cash on hand), sufficient funds available in cash to pay the Consideration and all other amounts payable by the Purchaser under this Agreement and to perform its obligations hereunder on Completion.

12.	NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES AND LIMITATION ON SELLERS’ AGGREGATE LIABILITY FOR CLAIMS AND ADJUSTMENTS TO CONSIDERATION

(a)	None of the warranties or Warranties contained in this Agreement or in any instrument or certificate delivered pursuant to this Agreement shall survive the Claim Deadline and no party shall have any right or cause of action based on breach or non- compliance of any warranties or Warranties contained herein or therein following the Claim Deadline.

(b)	In no event shall the sum of (i) the Sellers’ maximum aggregate liability for all Claims under this Agreement and all other Transaction Documents (including any certificate delivered pursuant to this Agreement or any other Transaction Document), including under the Warranties, and (ii) Purchaser’s entitlement to any adjustment under Clause 3.3(a), exceed the Retained Escrow Amount.

(c)	Notwithstanding anything else contained in this Agreement, if one of the Conditions set forth in Clause 4 is not fulfilled as a result of a Material Adverse Effect, but the Purchaser waives its right not to consummate the Transaction and Completion takes place, then the Sellers shall not have any liability for any Claim relating to or arising from such Material Adverse Effect.

13.	RETAINED ESCROW AMOUNT

13.1	If the Purchaser has issued a Claims Notice to the Sellers and the Claim subject of such Claims Notice has been Settled or Determined (a “Resolved Claim”), the Sellers and the Purchaser shall, promptly following such Settlement or Determination issue joint written instructions to the Escrow Agent to pay the full amount of any such Resolved Claim, or, if the aggregate amount then standing to the credit of the Escrow Account is less that the amount of such Resolved Claim, pay the aggregate amount then standing to the credit of the Escrow Account, to the Purchaser from the Escrow Account in accordance with the Escrow Agreement.

13.2	If it is determined or agreed in accordance with Clause 3.2(c) or 3.2(d) that the Purchaser is entitled to an adjustment to the Consideration in accordance with Clause 3.3 (Adjustment of Consideration) the Sellers and the Purchaser shall, promptly following such agreement or determination issue joint written instructions to the Escrow Agent to pay the amount of any such adjustment to the Consideration (as determined in accordance with Clause 3.3 (Adjustment of Consideration), or, if the aggregate amount then standing to the credit of the Escrow Account is less than the amount of such adjustment to the Consideration, pay the aggregate amount then standing to the credit of the Escrow Account to the Purchaser from the Escrow Account in accordance with the Escrow Agreement.

13.3	Within two (2) Business Days following the Claim Deadline the balance standing to the credit of the Escrow Account, less the aggregate of any Agreed Claim Amounts or Estimated Claim Amounts retained pursuant to any Qualifying Escrow Claims (if any), shall be released from the Escrow Account and shall be paid, together with all interest accrued thereon, by wire transfer in immediately available funds to the Sellers’ Accounts and the Parties undertake to issue joint written instructions to the Escrow Agent and promptly take all other actions necessary to procure such release to the Sellers’ Accounts.

13.4	Amounts retained in the Escrow Account following the Claim Deadline pursuant to any Qualifying Escrow Claims shall be released and paid by wire transfer in immediately available funds from the Escrow Account to the Sellers’ Accounts as follows:

(a)	if legal proceedings in respect of any Qualifying Escrow Claim have not been commenced and served on the Sellers on or before June 30, 2010, the Agreed Escrow Amount or Estimated Escrow Amount retained in the Escrow Account in respect of such Qualifying Escrow Claim (together with all interest accrued thereon) shall immediately be released and paid from the Escrow Account to the Sellers’ Accounts;

(b)	if after the Claim Deadline, a Claims Notice in respect of any Qualifying Escrow Claim shall be withdrawn, the Agreed Escrow Amount or Estimated Escrow Amount retained in the Escrow Account in respect of such Qualifying Escrow Claim (together with all interest accrued thereon) shall be released and paid from the Escrow Account to the Sellers’ Accounts immediately following the date of withdrawal;

(c)	if any Estimated Claim Amount retained in the Escrow Account in accordance with Clause 13.5 in respect of a Qualifying Escrow Claim exceeds (together with all interest accrued thereon) the amount of the Claim once Settled or Determined, the amount of that excess shall be released and paid together with interest accrued thereon from the Escrow Account to the Sellers’ Accounts, immediately following the relevant Settlement or Determination, but together with the payment to the Purchaser of the amount of the Claim as Settled or Determined:

(d)	if any Estimated Claim Amount is retained in the Escrow Account in accordance with Clause 13.5 and the Claim is entirely Settled or Determined in favour of the Sellers, the whole amount retained shall forthwith be released (together with all interest accrued thereon) from the Escrow Account and paid, together with interest accrued thereon, from the Escrow Account to the Sellers' Accounts immediately following the relevant Settlement or Determination;

(e)	if all Qualifying Escrow Claims have not been Settled or Determined on or before the date that is forty two (42) months after the Completion Date, the entire remaining balance in the Escrow Account shall forthwith be paid from the Escrow Account to the Sellers’ Accounts;

(f)	forthwith after all Qualifying Escrow Claims (if any) have been Settled or Determined or have otherwise been withdrawn and (if Settled or Determined) subject to the payment of any amounts required pursuant to Clause 13.1, any remaining balance in the Escrow Account shall be paid to the Sellers’ Accounts from the Escrow Account, and each of the Sellers and the Purchaser shall, immediately upon the Sellers or the Purchaser becoming entitled to any payment out of the Escrow Account pursuant to this Clause 13.4, issue a joint instruction to the Escrow Agent to pay the amount of such entitlement from the Escrow Account (as applicable) to the Sellers or the Purchaser, as applicable, in accordance with the Escrow Agreement and take all other actions necessary to procure such release to the Sellers’ Accounts or the account of the Purchaser. For the avoidance of doubt, all payments to the Sellers’ Accounts under this Clause 13 shall be divided between the account of ASAT Holdings and the account of New ASAT Finance on a pro rata basis in accordance with the relative proportions notified by the Sellers to the Purchaser pursuant to Clause 3.l(b)(ii).

13.5	The Parties agree that if there are any Qualifying Escrow Claims outstanding on the Claim Deadline, the Agreed Claim Amount or Estimated Claim Amount, as applicable, in respect of such Qualifying Escrow Claims shall be retained in the Escrow Account following the Claim Deadline on the terms of the Escrow Agreement.

13.6	For the purposes of this Clause 13 (Retained Escrow Amount) a “Qualifying Escrow Claim” is a Claim in respect of which the Purchaser shall have issued a Claims Notice to the Sellers and in respect of which:

(a)	such Claim shall have been Settled or Determined and in respect of which the amount the Purchaser is entitled to recover from the Sellers pursuant to such Settlement or Determination has not previously been paid to the Purchaser by the Sellers or satisfied by way of a release of funds to the Purchaser from the Escrow Account in accordance with Clause 13.1 any amount payable pursuant to this Clause 13.6(a), the “Agreed Claim Amount”); or

(b)	the Parties shall have received an opinion from an internationally recognized law firm appointed by mutual agreement of the Parties (or, in the absence of agreement within five (5) days of request by one Party to the other to so agree, by the President of the Law Society of Hong Kong upon request by either Party) (the “Expert Counsel”) setting out the amount which, in the Expert Counsel’s opinion, the Purchaser is entitled to recover in respect of the Qualifying Escrow Claim (each an “Estimated Claim Amount” and, in the event that the opinion of provides a range for such estimate, the Estimated Claim Amount shall be the mid-point of that range).

13.7	Any Expert Counsel appointed in accordance with Clause 13.6(b) shall act as expert and not arbiter. The costs of the Expert Counsel shall be divided equally between the Purchaser and the Sellers.

13.8	For the avoidance of doubt, all fees and expenses relating to the Escrow Account, including, without limitation, any fees or expenses in relation to any Qualifying Escrow Claims, shall be divided equally between the Purchaser and the Sellers in accordance with the Escrow Agreement.

14.	ANNOUNCEMENTS

14.1	The Parties hereby agree to the release of the Press Announcement promptly following the execution of this Agreement. The Parties further agree that this Agreement will be filed with the United States Securities and Exchange Commission by or on behalf of ASAT Holdings promptly following the execution of this Agreement (the “SEC Filing”).

14.2	Save for the Press Announcement and the SEC Filing (and any announcement that is consistent in all material respects with the Press Announcement and the SEC Filing or any other announcement made in accordance with this Clause 14), no public announcement concerning the existence or subject matter of this Agreement shall be made by any party to this Agreement without the prior written approval of the Purchaser, in the case of any announcement by the Sellers, or the Sellers, in the case of any announcement by the Purchaser, in each case with such approval not to be unreasonably withheld or delayed.

14.3	The restrictions contained in this Clause 14 shall continue to apply after termination of this Agreement without limit in time.

14.4	Nothing in this Clause 14 or Clause 15 (Confidentiality) shall prevent disclosures by the Sellers or their Affiliates to the Noteholders, PMLA Lenders, or shareholders of ASAT Holdings in connection with the satisfaction of the Conditions set forth in Clause 4 (Conditions Precedent).

15.	CONFIDENTIALITY

15.1	Subject to Clause 14.4 and Clause 15.4, each Party shall treat as strictly confidential and shall not disclose to any other person any information received or obtained as a result of negotiating, entering into or performing this Agreement (“Confidential Information”) (including written information and information transferred or obtained orally, visually, electronically or by any other means).

15.2	The Sellers shall, and shall use their reasonable efforts to cause their respective Subsidiaries and their respective officers, directors, employees and Representatives to, treat as confidential and safeguard any and all Business Information from and after the Completion Date.

15.3	In the event of the termination of this Agreement pursuant to Clause 8 (Termination), each Party shall at its own expense, within seven days of such termination:

(a)	return, or cause to be returned, all written data or information referred to in Clause 15.1 and 15.2, provided to it and all copies thereof without keeping any copies thereof;

(b)	destroy, or cause to be destroyed, all analyses, compilations, notes, studies, memoranda or other documents prepared by it to the extent that the same contain, reflect or derive from data or information referred to in Clause 15.1 and 15.2 save as required to comply with any law or the requirements of any Governmental Authority; and

(c)	so far as it is practicable to do so (but, in any event without prejudice to the obligations of confidentiality contained herein), expunge, or cause to be expunged, any data or information referred to in Clause 15.1 and 15.2 relating to each other Party from any computer, word processor or other device save such information as is reasonably necessary to protect the legal rights of the Parties.

15.4	A Party may disclose information which would otherwise be subject to the provisions of Clause 15.1 and 15.2, and may retain information referred to in Clause 15.3, if and to the extent:

(a)	it is required by applicable law or enactment to which such Party is subject;

(b)	it is required by any securities exchange or Governmental Authority to which any Party is subject or submits, wherever situated, whether or not the requirement for information has the force of law;

(c)	it is disclosed on a strictly confidential basis to the professional advisers, auditors, lenders and bankers of that Party;

(d)	to the extent relevant, it is disclosed on a strictly confidential basis to directors and employees of that Party or to directors and employees of its Affiliates;

(e)	it is disclosed to the Noteholders, the Indenture Trustee, the PMLA Lenders or the PMLA Administrative Agent as Sellers reasonably consider necessary or desirable in order to procure satisfaction of the Conditions set out in Clause 4 (Conditions Precedent);

(f)	it was lawfully in its possession or in the possession of any of its Affiliates or Representatives (in either case as evidenced by written records) free of any restriction as to its use or disclosure prior to it being so disclosed;

(g)	the information has come into the public domain through no fault of that Party or any of its Affiliates;

(h)	that the Sellers (in relation to disclosure by the Purchaser) or the Purchaser (in relation to disclosure by the Sellers) have given prior written consent to the disclosure; or

(i)	it is required to enable that party to perform this Agreement or enforce its rights under this Agreement and/or disclosure is required for the purposes of any Proceedings;

and provided that to the extent permitted by applicable law any information to be disclosed in reliance on paragraphs 15.4(a) or (b) shall be disclosed only after consultation with the Purchaser (in the case of intended disclosure by the Sellers) or the Sellers (in the case of intended disclosure by the Purchaser) and the Party intending to disclose the confidential information shall take into account the reasonable comments or requests of such other Party.

15.5	Each of the Parties undertakes that it (and its Affiliates) shall only disclose Confidential Information to any of its Representatives if it reasonably believes it to be necessary or desirable for purposes connected with this Agreement (or the other Transaction Documents) and only if the Representative is informed of the confidential nature of the Confidential Information and accepts equivalent restrictions to those accepted by the Party who discloses the information.

15.6	The restrictions contained in this Clause 15 shall continue to apply after termination of this Agreement without limit in time.

16.	NOTICES

16.1	Any notice or other communication to be given under or in connection with this Agreement (a “Notice”) shall be:

(a)	in writing in the English language;

(b)	signed by or on behalf of the Party giving it; and

(c)	delivered personally by hand or courier (using an internationally recognised courier company) or sent by recorded delivery or by facsimile, to the Party due to receive the Notice, to the address and for the attention of the relevant Party set out in this Clause 16 (or to such other address and/or for such other person’s attention as shall have been notified to the giver of the relevant Notice and become effective (in accordance with this Clause 16) prior to dispatch of the Notice).

16.2	In the absence of evidence of earlier receipt, any Notice served in accordance with Clause 16.1 shall be deemed given:

(a)	in the case of personal delivery by hand or courier or recorded delivery, at the time of delivery at the address referred to in Clause 16.4; and

(b)	in the case of facsimile, when confirmation of its successful transmission has been recorded by the sender’s fax machine.

16.3	For the purposes of this Clause 16:

(a)	all times are to be read as local time in the place of deemed receipt; and

(b)	if deemed receipt under this Clause is not within business hours (meaning 9.00am to 5.30pm Monday to Friday on a day that is not a public holiday in the place of receipt), the Notice is deemed to have been received at 10.00am on the next Business Day in the place of receipt.

16.4	The addresses of the Parties for the purpose of this Clause 16 are as follows:

(a)	The Seller:

For the attention of: Mr. Henry C. Montgomery

Address:	Montgomery Pacific Outsourcing Philippines,
Inc.7th Floor, Philippine Axa Life Building,
Senator Gil Puyat Avenue, Makati City, Metro Manila 1112

Telephone:	+632 843 7470 1+632 759 4051
Fax:	+632844 1203

With a copy to: Jonathan B. Stone

Address:	Skadden, Arps, Slate, Meagher & Flom LLP
4 2 F Edinburgh Tower
The Landmark
15 Queen’s Road
Central, Hong Kong

Telephone:	+852-3740-4700
Fax:	+852-3740-4727

(b)	The Purchaser:

For the attention of	Mr. Irwin Lim

Address:	5 Serangoon North Ave 5
Singapore 554916

Telephone:	+65.6551.1199
Fax:	+65.6551.1521

With a copy to:	Ms. Lareina Yap
Address:	5 Serangoon North Ave 5
Singapore 554916

Telephone:	+65.6551.1135
Fax:	+65.6551.1521

16.5	In proving service it shall be sufficient to prove that the envelope containing the notice or communication was properly addressed and delivered to the address shown thereon, or that the facsimile containing the notice or communication was transmitted to the fax number of the relevant Party.

16.6	Any Party may notify the other Parties of any change to its name, address or facsimile number for the purpose of this Clause 16, provided that such notice shall be sent to each of the other Parties and shall only be effective on:

(a)	the date specified in the notice as the date on which the change is to take effect; or

(b)	if no date is so specified or the date specified is less than three Business Days after which such notice was given (or deemed to be given), the fourth Business Day after the notice was given or deemed to be given.

16.7	A notice or other communication required to be given under or in connection with this Agreement shall not be validly given if sent by email.

16.8	This Clause 16 shall not apply to the service of, or any step in, Proceedings.

17.	INTEREST

If any sum due for payment under this Agreement is not paid on the due date the Party in default shall pay interest on that sum from the due date until the date of actual payment calculated on a daily basis and compounded for day to day at a rate equal to the aggregate of 2 per cent. per annum above the U.S. LIBOR rate as quoted by HSBC for the time being unless expressly provided to the contrary in this Agreement.

18.	ASSIGNMENT

This Agreement shall be binding upon and inure to the benefit of the Parties to this Agreement and their respective successors, legal representatives and permitted assigns. Other than as set forth in and in accordance with Clause 2.3, none of the rights or obligations under this Agreement may be assigned or transferred without the prior written consent of all of the Parties which may be given or withdrawn at their discretion.

19.	COSTS AND EXPENSES

19.1	Save as otherwise expressly provided in this Agreement, each Party shall pay its own costs and expenses in relation to the negotiations leading up to the sale of the Sale Shares and the Loan Receivables and to the preparation, execution and carrying into effect of this Agreement and all other documents mentioned herein.

19.2	Each Party shall bear its own stamp duty and other transfer Tax of any nature payable by it pursuant to applicable laws on or in respect of the transfer of the Sale Shares and the Loan Receivables as applicable.

20.	INVALIDITY

If at any time any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable in whole or in part under any enactment or rule of law in any jurisdiction, then:

(a)	such provision shall:

(i)	to the extent that it is illegal, void, invalid or unenforceable be given no effect and shall be deemed not to be included in this Agreement; and

(ii)	not affect or impair the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or the legality, validity or enforceability under the law of any other jurisdiction of such provision or any other provision of this Agreement; and

(b)	the Parties shall use all reasonable endeavours to replace such a provision with a valid and enforceable substitute provision which carries out, as closely as possible, the intentions of the Parties under this Agreement.

21.	FURTHER ASSURANCE

Without prejudice to any other provision of this Agreement, each of the Parties shall, on being required to do so by another Party, do or procure the doing of all such acts and/or execute or procure the execution of such documents as the may from time to time reasonably required in order to vest any of the Sale Shares and the Loan Receivables in the Purchaser.

22.	WHOLE AGREEMENT

22.1	Except in the case of fraud or fraudulent misrepresentation, this Agreement together with each of the other Transaction Documents contains the whole and only agreement between the Parties in relation to the transactions contemplated by this Agreement and the Transaction Documents and supersede all previous agreements whether written or oral between all or any of the Parties in relation to these transactions. Accordingly, except in the case of fraud or fraudulent misrepresentation, all other terms, conditions, representations, warranties and any other statements which would otherwise be implied (by law or otherwise) shall not form part of this Agreement or the other Transaction Documents.

22.2	The Purchaser acknowledges and agrees with the Sellers that:

(a)	it and they do not rely on and have not been induced to enter into this Agreement or any of the other Transaction Documents on the basis of any Assurances (express or implied) other than those expressly set out in this Agreement or any of the other Transaction Documents, or, to the extent that it or they have been, it and they irrevocably and unconditionally agrees that they shall have no rights or remedies in relation thereto and shall make no claim in relation to any Assurances (express or implied) other than those expressly set out in this Agreement or any of the other Transaction Documents;

(b)	neither of the Sellers nor any member of the Sellers’ Group nor any member of the Group, nor any of their respective Representatives, has given or made any Assurance to the Purchaser or any of its Representatives other than those expressly set out in this Agreement or, to the extent that any of them have, the Purchaser hereby (for itself and such Representatives) unconditionally and irrevocably waives any claim or remedy which it or they might otherwise have had in relation thereto; and

(c)	any warranty or other right which may be implied by law in relation to the sale of the Sale Shares and Loan Receivables shall be excluded or, if incapable of exclusion, irrevocably waived.

22.3	Without prejudice to the foregoing provisions of this Clause 22, the Purchaser acknowledges and agrees that neither of the Sellers nor any member of the Sellers’ Group nor any member of the Group nor their respective Representatives, makes nor has previously made any representation, warranty or undertaking as to the accuracy of the forecasts, estimates, projections, statements of intent, statements of opinion or any other information provided to the Purchaser or any of its Representatives (howsoever provided) on or prior to the date of this Agreement, including anything contained in the Data Room or the materials provided at or in relation to the presentations by the Representatives of the Sellers and/or the management of the Group Companies to, and the related “Q and A” sessions with, the Purchaser and/or its Representatives.

22.4	Notwithstanding the foregoing, nothing in this Clause 22 shall have the effect of limiting or restricting any liability arising as a result of any fraud.

23.	NO COUNTERCLAIM OR SET OFF

Other than pursuant to Clause 13 (Retained Escrow Amount), the Purchaser hereby irrevocably and unconditionally undertakes not to exercise any right of counterclaim or set-off with respect to any amount due under or in connection with this Agreement against the Sellers in relation to any Claim.

24.	GENERAL

24.1	No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties. The expression “variation” shall, in each case, include any variation, supplement, deletion or replacement however effected.

24.2	Any waiver of any right or default hereunder shall be effective only in the instance given and will not operate as or imply a waiver of any other or similar right or default on any subsequent occasion. No waiver of this Agreement or of any provision hereof will be effective unless in writing and signed by the Party against whom such waiver is sought to be enforced.

24.3	Any delay by any Party in exercising, or failure to exercise, any right or remedy under this Agreement shall not constitute a waiver of the right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any rights or remedy under this Agreement or otherwise shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy.

24.4	The rights and remedies of the Parties under this Agreement are not exclusive of any rights or remedies provided by law.

24.5	This Agreement may be executed in counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but the counterparts shall together constitute one and the same instrument.

24.6	Any time, date or period referred to in this Agreement may be extended by mutual agreement in writing between the Purchaser and the Sellers, but, as regards any time, date or period originally fixed or any time, date or period so extended, time shall be of the essence.

25.	GOVERNING LAW AND JURISDICTION

25.1	This Agreement and any dispute or claim arising out of or in connection with it or its subject matter shall be governed by, and construed in accordance with the laws of Hong Kong.

25.2	The Parties irrevocably agree to submit to the exclusive jurisdiction of the courts of Hong Kong to settle any claim, dispute or difference which may arise out of or in connection with this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) and that accordingly any Proceedings be brought in such courts.

25.3	Each Party waives (and agrees not to raise) any objection, on the ground of inconvenient forum or on any other ground, to the bringing of Proceedings in the courts of Hong Kong.

25.4	Each Party irrevocably agrees that a judgment or order against it in Proceedings brought in Hong Kong shall (provided there is no appeal pending or open) be conclusive and binding upon it and may be enforced against it in the courts of any other jurisdiction.

26.	AGENT FOR SERVICE OF PROCESS

26.1	The Purchaser irrevocably appoints JDRP Secretarial Services Limited of 31/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kongas its agent for service of process in Hong Kong and the Sellers irrevocably appoint Law Debenture Services (HK) Limited of Room 3105, Alexandra House, 18 Chater Road, Central, Hong Kong as their agent for service of process in Hong Kong (each such entity or any replacement agent appointed pursuant to Clause 26.3, an “Agent”).

26.2	Without prejudice to any other permitted mode of service, each of the Parties agrees that service of any claim form, notice or other document for the purpose of any Proceedings begun in Hong Kong shall be duly served upon it if served on an Agent in any manner permitted by the applicable civil procedure rules, whether or not it is forwarded to such Party.

26.3	If for any reason an Agent appointed by any Party at any time ceases to act as such, the relevant Party shall promptly appoint another such agent and promptly notify the other Party of the appointment and the new agent’s name and address. If the applicable Party does not make such an appointment within seven (7) Business Days of such cessation, then the other Party may do so on its behalf and shall notify such Party, it does so.

AS WITNESS the hands of the parties or their duly authorised officers on the date first written on page 1 of this Agreement.

ASAT HOLDINGS LIMITED

By:	/s/ Glen G. Possley
Name:	Glen G. Possley
Title:	Director

Signature page to Sale and Purchase Agreement

NEW ASAT (FINANCE) LIMITED

By	/s/ Glen G. Possley
Name:	Glen G. Possley
Title:	Director

Signature page to Sale and Purchase Agreement

UNITED TEST AND ASSEMBLY CENTER LTD

By:	/s/ J C Lee
Name:	J C Lee
Title:

Signature page to Sale and Purchase Agreement

SCHEDULE 1

THE COMPANY

1.	Name:	ASAT Limited

2.	Date of Incorporation:	March 25, 1988

3.	Place of Incorporation:	Hong Kong

4.	Registered Office:	14/F Texaco Centre, 138 Texaco Road, Tsuen Wan, NT

5.	Directors:	T.L Li / Joseph Andrew Martin / Kei Hong Chua

6.	Secretary:	Jonathan Ross

7.	Authorised Capital:	HK$10,000 @ HK$1.00/share

8.	Issued Capital:	1,035 shares

9.	Registered Shareholder(s):	ASAT Holdings Limited 1,034 shares, Timerson Limited 1 share (held on trust for ASAT Holdings Limited)

10.	Accounting Reference Date:	April 30

11.	Auditors:	PricewaterhouseCoopers

SCHEDULE 2

THE SUBSIDIARIES

	Name:	ASAT (S) Pte Ltd

1.	Registered Number:	200001106N

2.	Date of Incorporation:	February 10, 2000

3.	Place of Incorporation:	Singapore

4.	Registered Office:	3 Anson Road #27-01 Springleaf Tower Singapore 079909

5.	Directors:	Chow Yew Kee / Kei Hong Chua / Joseph Andrew Martin

6.	Secretary:	Lily Chan

7.	Authorised Capital:	Concept of authorized capital was abolished with effect from 30 January 2006

8.	Issued Capital:	S$100,000 @ S$1 per share

9.	Registered Shareholder(s):	ASAT Limited

10.	Accounting Reference Date:	April 30

11.	Auditors:	PricewaterhouseCoopers

SCHEDULE 2

THE SUBSIDIARIES

	Name:	ASAT Korea Limited

1.	Registered Number:	105-86-23296

2.	Date of Incorporation:	March 10, 2001

3.	Place of Incorporation:	Republic of Korea

4.	Registered Office:	375-47 Seokyo-dong, Mapo-ku, Seoul, Korea 121-837

5.	Directors:	Robert Gange, Christopher Buckley, Stan Bum Gartner

6.	Secretary:	Not Applicable

7.	Authorised Capital:	20,000 shares, KRW50 million

8.	Issued Capital:	5,000 shares

9.	Registered Shareholder(s):	ASAT Limited

10.	Accounting Reference Date:	Not Available

11.	Auditors:	Stan Bum Gartner

SCHEDULE 2

THE SUBSIDIARIES

	Name:	ASAT GmbH

1.	Registered Number:	HRB 141333

2.	Date of Incorporation:	Not Available

3.	Place of Incorporation:	Germany

4.	Registered Office:	Gustav-Stresemann-Ring 1, 65189 Wiesbaden

5.	Directors:	Jeff Kam/ Kei Hong Chua / Joseph Andrew Martin

6.	Secretary:	Not Available

7.	Authorised Capital:	EUR25,000

8.	Issued Capital:	Not Available

9.	Registered Shareholder(s):	Not Available

10.	Accounting Reference Date:	Not Applicable

11.	Auditors:	Not Applicable

SCHEDULE 2

THE SUBSIDIARIES

	Name:	ASAT (Cayman) Limited

1.	Registered Number:	CR-92838

2.	Date of Incorporation:	September 23, 1999

3.	Place of Incorporation:	Cayman Islands

4.	Registered Office:	C/O M & C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands

5.	Directors:	Joseph Andrew Martin / Kei Hong Chua

6.	Secretary:	Not Applicable

7.	Authorised Capital:	US$500,000 @ $1 per share

8.	Issued Capital:	2 shares

9.	Registered Shareholder(s):	ASAT Limited

10.	Accounting Reference Date:	Not Applicable

11.	Auditors:	Not Applicable

SCHEDULE 2

THE SUBSIDIARIES

	Name:	ASAT Semiconductor (Dongguan) Limited

1.	Registered Number:	441900400070226

2.	Date of Incorporation:	December 20, 2004

3.	Place of Incorporation:	People’s Republic of China

4.	Registered Office:	Zhen-An Hi-Tech Industrial Park, Zhen-An Road, Chang-An Township, Dongguan City, Guangdong Province, PRC

5.	Directors:	Simon Mo / Jonathan Ross / Cloudy Leung Kit Ching

6.	Secretary:	Cloudy Leung Kit Ching

7.	Authorised Capital:	US$53,320,000

8.	Issued Capital:	US$158,000,000

9.	Registered Shareholder(s):	ASAT (Cayman) Limited

10.	Accounting Reference Date:	December 31

11.	Auditors:

SCHEDULE 2

THE SUBSIDIARIES

	Name:	Timerson Limited

1.	Registered Number:	519009

2.	Date of Incorporation:	June 29, 1995

3.	Place of Incorporation:	Hong Kong

4.	Registered Office:	14/F Texaco Centre, 138 Texaco Road, Tsuen Wan, NT

5.	Directors:	Tung Lok Li / Joseph Andrew Martin / Kei Hong Chua

6.	Secretary:	Jonathan Ross

7.	Authorised Capital:	HK$10,000 @ HK$1 per share

8.	Issued Capital:	10,000 shares

9.	Registered Shareholder(s):	ASAT Limited 9,999 shares, ASAT (Cayman) Limited 1 share

10.	Accounting Reference Date:	April 30

11.	Auditors:	No audit requirement after 2006

SCHEDULE 2

THE SUBSIDIARIES

	Name:	ASAT Inc.

1.	Registered Number:	1506285

2.	Date of Incorporation:	December 22, 1988

3.	Place of Incorporation:	California, United States

4.	Registered Office:	490N. McCarthy Boulevard, Suit 200, Milpitas, CA 95035

5.	Directors:	Joseph Andrew Martin / Peter Hopper / Kei Hong Chua

6.	Secretary:	Not Available

7.	Authorised Capital:	1 million shares

8.	Issued Capital:	Not Available

9.	Registered Shareholder(s):	Not Available

10.	Accounting Reference Date:	Not Applicable

11.	Auditors:	Not Applicable

SCHEDULE 2

THE SUBSIDIARIES

	Name:	ASAT Finance LLC.

1.	Registered Number:	Not Applicable

2.	Date of Incorporation:	August 23, 1999

3.	Place of Incorporation:	Delaware, United States

4.	Registered Office:	1209 Orange Street, Wilmington, DE

5.	Directors:	Jeff Kam / Kit Tong Kwan / Kei Hong Chua / Joseph Andrew Martin

6.	Secretary:	Corporation Trust Company

7.	Authorised Capital:	US$1

8.	Issued Capital:	Not Applicable

9.	Registered Shareholder(s):	ASAT Limited, 100% membership interest

10.	Accounting Reference Date:	Not Applicable

11.	Auditors:	Not Applicable

SCHEDULE 3

COMPLETION

Part A – Action to be taken by Purchaser

1.	The Purchaser shall:

(a)	pay the Consideration as specified in Clause 3.1(b);

(b)	deliver to the Sellers:

(i)	an extract of the minutes of a duly held meeting of the directors (or a duly constituted committee thereof) of the Purchaser authorising the execution, delivery and performance by the Purchaser of this Agreement and each other Transaction Document to which it is a party and, where such execution is authorised by a committee of the board of directors of the Purchaser, an extract of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof);

(ii)	a certified copy of the letter of appointment of its Agent, countersigned by the Agent acknowledging its appointment with effect from the date of this Agreement;

(iii)	a certificate of the Purchaser that the warranties set forth in Clause 11 are true and correct as of the date of the certificate (except if given as of a specific date, in which case, as of such date);

(iv)	consents from the individuals to be appointed as directors of the Company and the Subsidiaries to their appointment; and

(v)	a duly executed bought note in favour of ASAT Holdings of all of the Sale Shares.

Part B – Action to be taken by Seller

2.	The Sellers shall:

(a)	procure the delivery to the Purchaser of:

(i)	an extract of the minutes of a duly held meeting of the directors (or a duly constituted committee thereof) of each of the Sellers authorising the execution, delivery and performance by each of the Sellers of this Agreement and each Transaction Document to which it is a party, where such execution is authorised by a committee of the board of directors of either of the Sellers, an extract of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof);

(ii)	a duly executed instrument of transfer in favour of the Purchaser of all the Sale Shares;

(iii)	a duly executed sold note in favour of the Purchaser of all of the Sale Shares;

(iv)	the share certificates representing all of the Sale Shares;

(v)	opinions from Cayman counsel to the Sellers and Hong Kong counsel to the Sellers substantially in the form attached as Exhibit 4 hereto;

(vi)	a Deed of Assignment of the ASAT Holdings Loan Receivable to the Purchaser in the Agreed Form, duly executed by ASAT Holdings;

(vii)	a Deed of Assignment of the New ASAT Finance Loan Receivable to the Purchaser in the Agreed Form, duly executed by New ASAT Finance;

(viii)	a certificate of each Seller that the Warranties contained in Schedule 4 (Warranties) are true and correct as of the date of the certificate (except if given as of a specific date, in which case, as of such date);

(ix)	a copy of any power of attorney under which any of the foregoing documents are executed;

(x)	the resignation of the directors of the Company and of the directors of any Subsidiary of the Company, executed as a deed in the Agreed Form;

(xi)	the corporate seal or chop, if any, of each Group Company;

(xii)	all original check books and original blank share certificate books of each Group Company; and

(xiii)	evidence to the Purchaser’s reasonable satisfaction of fulfilment of Conditions 4.1(a)-(e) and 4.2 (a) –(g);

(b)	procure that a board meeting of the Company is held at Completion at which it is resolved that:

(i)	the individuals notified by the Purchaser at least five (5) Business Days prior to Completion are appointed as additional directors and the secretary of that member of the Group;

(ii)	the transfers referred to in paragraph (a) above (subject only to their being duly stamped) are approved for registration; and

(iii)	revoking all existing authorities to bankers in respect to the operation of its bank accounts and giving authority in favour of such persons as the Purchaser may nominate at least five (5) days prior to Completion to operate such accounts.

SCHEDULE 4

WARRANTIES

1.	Capacity and Authority

1.1	Each member of the Sellers’ Group has the requisite power and authority to enter into and perform this Agreement and each other Transaction Document to which it is a party and the execution, delivery and performance by each member of the Sellers’ Group of this Agreement and each other Transaction Document to which it is a party, and each of the transactions contemplated hereunder or thereunder, have been duly and validly authorized, and no additional corporate or shareholder authorization or consent is required in connection with the execution, delivery and performance by any of the Sellers’ Group of this Agreement or any other Transaction Document to which it is a party or any of the transactions contemplated hereunder or thereunder.

1.2	This Agreement and each other Transaction Document to which either of the Sellers is a party constitutes or will, when executed, constitute legally valid and binding obligations of the Sellers.

1.3	The execution, delivery and performance of this Agreement and each other Transaction Document upon Completion will not conflict with or constitute a default or a breach under any provision of:

(a)	the memorandum or articles of association or equivalent constitutional documents of the either of the Sellers or any other member of the Sellers’ Group; or

(b)	any material order, judgment, award, injunction, decree, law, rule, ordinance or regulation or any other material restriction of any kind or character by which either of the Sellers or any member of the Sellers’ Group is bound or submits; or

(c)	any material agreement, instrument or contract to which either of the Sellers or any member of the Sellers’ Group is a party or by which it is then bound, or give rise to a right to terminate such material agreement, instrument or contract.

1.4	The execution, delivery and performance of this Agreement and each other Transaction Document upon Completion will not require any material filing with, or permit, authorization, consent or approval of, any Governmental Authority.

2.	Title and Encumbrances

2.1	ASAT Holdings is the sole legal and beneficial owner of the Sale Shares and the ASAT Holdings Loan Receivable and there are no Encumbrances over the Sale Shares or the ASAT Holdings Loan Receivable.

2.2	New ASAT Finance is the sole legal and beneficial owner of the New ASAT Finance Loan Receivable and there are no Encumbrances over the New ASAT Finance Loan Receivable.

2.3	The Sale Shares constitute the whole of the issued and allotted share capital of the Company and each of the Sale Shares is duly authorized, validly issued, fully paid or credited as fully paid. There are no existing options, warrants, calls, pre-emptive rights, or other rights or agreements outstanding relating to the share capital of the Company obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any share capital of the Company.

2.4	A Group Company is the legal and beneficial owner of all of the shares of each Group Company other than the Company.

2.5	No person is entitled, or has made a claim to a Group Company or either of the Sellers, to be entitled, to require any Group Company to issue any share or loan capital either now or at any future date whether contingently or not.

2.6	No Group Company has created any Encumbrance over or affecting any shares in the capital of a Group Company, nor is there any commitment to give or create such an Encumbrance, and no person has claimed to be entitled to such an Encumbrance. There are no existing options, warrants, calls, pre-emptive rights, or other rights or agreements outstanding relating to the share capital of a Group Company obligating such Group Company to issue, transfer or sell, or cause to be issued, transferred or sold, any share capital of such Group Company.

3.	Group Structure

3.1	Schedule 2 (The Subsidiaries) lists all the Subsidiaries of the Company.

3.2	The information given in Schedule 1 (The Company) and Schedule 2 (The Subsidiaries) is true and accurate in all material respects.

3.3	The copies of the memorandum and articles of association or other like documents of each member of the Group which are attached to the Disclosure Letter are complete and accurate in all material respects, have attached to them copies of all resolutions and other documents required by law to be so attached and fully set out the rights and restrictions attaching to each class of share capital of the member of the Group to which they relate.

3.4	The statutory books (including all registers but excluding the minute books and, for the avoidance of doubt, the accounting records) of each member of the Group have been properly kept and contain a record which is accurate and complete in all material respects and no notice or allegation that any of them is incorrect or should be rectified has been received.

3.5	Each member of the Group has complied with all laws that specifically apply to the business, properties or assets of such member of the Group, except for violations that would not have a Material Adverse Effect.

4.	Accounts

4.1	The Audited Accounts:

(a)	have been prepared in accordance with accounting practices generally accepted in the United States at the time they were audited; and

(b)	fairly present in all material respects the consolidated financial position of ASAT Holdings, at April 30, 2008 and the consolidated results of operations and cashflows of ASAT Holdings for the twelve (12) month period ended on such date.

4.2	The 2009 Unaudited Accounts attached as Schedule 11 hereto have been prepared and presented in accordance with generally accepted accounting principles applicable to unaudited accounts, and on a basis consistent with the unaudited accounts prepared and provided to its auditors for the corresponding period of the prior year, provided however that such financial statements do not reflect accounting adjustments to be made in respect of fixed asset impairment, inventory write-offs, write-offs for debt issuance costs, individual income tax and stamp duty provisions and expensing of legal and professional fees relating to the debt restructuring of the Group and such financial statements may not contain footnotes, schedules, cash flow statements for the relevant periods and be subject to year-end audit adjustments.

4.3	The Interim Accounts attached as Schedule 12 hereto have been prepared and presented in accordance with generally accepted accounting principles applicable to interim financial information, and on a basis consistent with the interim financial information prepared and provided to its auditors for the corresponding period of the prior year, provided however that such financial statements do not reflect accounting adjustments to be made in respect of fixed asset impairment, inventory write-offs, write-offs for debt issuance costs, individual income tax and stamp duty provisions and expensing of legal and professional fees relating to the debt restructuring of the Group and such financial statements may not contain footnotes, schedules, cash flow statements for the relevant periods and be subject to year-end audit adjustments.

4.4	As of December 23, 2009 the aggregate bank borrowings, including without limitation, credit facilities, of the Group did not exceed twenty four million dollars ($24,000,000) and from December 24, 2009 through the date of this Agreement, the Group has not incurred any additional bank borrowings, other than interest or other amounts accrued on existing borrowings, financing of receivables under existing facilities or rollovers of existing debt.

4.5	Since the Statement Date, none of the following events has occurred with respect to any member of the Group:

(a)	any declaration or payment of any dividend or other distribution in respect of the share capital of the Company;

(b)	any sale, exchange, transfer or otherwise disposition of any of its material assets (including any rights to use Intellectual Property owned by it or any sale of any of the Group Companies), or creation of any material encumbrance on any of its material assets, other than (i) in the ordinary course of business or (ii) such as would not have a Material Adverse Effect;

(c)	any damage, destruction or loss of any of its material assets, whether or not covered by insurance, which would have a Material Adverse Effect;

(d)	any material amendment to a Material Contract;

(e)	any satisfaction or discharge of any material lien, material claim or material obligation other than satisfaction or discharge in the ordinary course of business; or

(f)	any material interruption or change in the business conducted by it.

5.	Tax

5.1	All returns and filings (the “Returns”) required to be filed by or on behalf of any Group Company have been timely filed with appropriate Tax Authorities and such Returns are correct in all material respects. Each Group Company has paid or caused to be paid in full or made provision for the payment of all Taxes required to be paid by it that are owing and due. There are no Encumbrances for Taxes on any of the assets of any Group Company, other than Encumbrances for Taxes not yet due and payable or for Taxes that are being contested in good faith through appropriate proceedings.

5.2	The Sellers have not received written notice of any tax audit that is in process or presently pending with regard to any Taxes or Returns filed by or on behalf of any Group Company.

6.	Powers Of Attorney

No member of the Group has given any power of attorney or other written authority which is still outstanding or effective to any person to enter into any contract or commitment on its behalf (other than to its directors, officers and employees to enter into routine contracts in the normal course of their duties).

7.	Insurance

A list of the insurance policies in respect of which any member of the Group has an interest is attached to the Disclosure Letter and, so far as either of the Sellers is aware, all such policies are in full force and effect and are not void or voidable, and no individual or related claims for amounts in excess of one hundred thousand dollars ($100,000) are outstanding.

8.	Insolvency

8.1	No order has been made and no resolution has been passed for the winding up of any member of the Group and, so far as either of the Sellers is aware, no petition has been presented for the purpose of winding up any member of the Group.

8.2	The Sellers have not received any written notice that any receiver has been appointed in respect of any member of the Group or all or any of its assets.

9.	Licences

9.1	all licences, consents and other permissions and approvals (the absence of which would have a Material Adverse Effect on the business of the Group taken as a whole) required for or in connection with the carrying on of the business now being carried on by any member of the Group are in full force and effect;

9.2	no notice has been received by any member of the Group that any licence, consent, permission or approval (the revocation of which would have a Material Adverse Effect on the business of the Group taken as a whole) required for or in connection with the carrying on of the business now being carried on by any member of the Group is likely to be revoked; and

9.3	no Group Company is in default, breach or violation of any licence, consent, permission or approval (any violation of which would have a Material Adverse Effect on the business of the Group taken as a whole) required for or in connection with the carrying on of the business now being carried on by any member of the Group.

10.	Litigation

No litigation, arbitration or other dispute resolution process, or administrative or criminal proceedings by or against any member of the Group, or any of their assets or properties, is pending or, so far as either of the Sellers is aware, threatened, before any Governmental Authority or arbitrator which, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

11.	Ownership Of Assets

11.1	Each of the material assets (other than Property) included in the Interim Accounts or acquired by any member of the Group since the Statement Date (other than current assets sold, realised or applied in the normal course of business) is owned both legally and beneficially by the relevant member of the Group and, so far as either of the Sellers is aware, each of those assets capable of possession is in the possession of the relevant member of the Group (save where in the possession of a third party in the ordinary course of business), except where failure to legally and beneficially own or possess such assets would not, individually or in the aggregate, have a Material Adverse Effect.

11.2	All material tangible assets owned by any member of the Group are in good operating condition and repair, subject to ordinary wear and tear and normal industry practice with respect to maintenance, and are not subject to any Encumbrances that would interfere with their usefulness in the business of the Group, except to the extent that failure of any of the foregoing would give rise to a Material Adverse Effect.

12.	Material Contracts

12.1	The Disclosure Letter sets forth a list of each of the following contracts (collectively, the “Material Contracts”):

(a)	any contracts, excluding any purchase orders, with the Group’s top ten (10) customers for calendar year 2009, on the basis of revenues through November 30, 2009;

(b)	any contracts, excluding any purchase orders, with the Group’s top ten (10) suppliers for calendar year 2009, on the basis of total amount owing through November 30, 2009;

(c)	all agreements relating to loan, borrowing and credit facilities, including without limitation, any security documents, to which any Group Company is a party as of the date hereof;

(d)	all agreements related to semiconductor test and assembly manufacturing Intellectual Property, including without limitation, licensing agreements, indemnity agreements and settlement agreement, to which any Group Company is a party as of the date hereof; and

(e)	any contracts not entered into on an arm’s length basis.

12.2	All Material Contracts to which any of the Group Companies is a party are valid, binding and enforceable obligations of the relevant Group Company and the terms thereof have been complied with in all material respects by the relevant Group Company and, so far as either of the Sellers is aware, there are no circumstances likely to give rise to a breach of such terms, no grounds for rescission, avoidance or repudiation of any Material Contracts and no notice of termination or of intent to terminate has been received in respect of any Material Contract.

12.3	No Group Company is or has agreed to become:

(a)	a party to any agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement or any agreement or arrangement which restricts its freedom to carry on its business in any part of the world in such manner as it thinks fit; or

(b)	a member of any joint venture, consortium, partnership or other unincorporated association.

13.	Intellectual Property

13.1	Details of all registered Intellectual Property owned by any member of the Group are set out in the Disclosure Letter and all renewal or maintenance fees due as at the date of this Agreement in respect of the maintenance of those rights have been paid. The members of the Group own or otherwise possess enforceable rights to use the Intellectual Property currently used in or necessary for the conduct of the business of the Group Companies, without any Encumbrances, and so far as either of the Sellers is aware the consummation of the transactions contemplated hereby will not result in (a) the forfeiture of, or give rise to any right of forfeiture or termination of, any such Intellectual Property rights, (b) any Group Company becoming obligated to pay any material royalties or other material amounts to any person in excess of those payable by it in relation to such Intellectual Property Rights in the absence of this Agreement or the Transaction contemplated hereby, or (c) any obligation on any Group Company to transfer any material Intellectual Property, or grant any licence to any such Intellectual Property, to any third party.

13.2	A list of all material licences of Intellectual Property granted to or by any member of the Group is set out in the Disclosure Letter and no member of the Group nor, so far as either of the Sellers is aware, any other party is in breach of any of those licences, in each case, where such breach could reasonably be expected to have a Material Adverse Effect.

13.3	So far as either of the Sellers is aware, the activities of the Group do not materially infringe the Intellectual Property of any third party, other than as set forth in the Disclosure Letter as may be updated from time to time between the date of this Agreement and Completion for events and occurrences after the date of this Agreement. So far as either of the Sellers is aware, there exists no fact or circumstance that would render any of the material registered Intellectual Property of the Group invalid or unenforceable in any material respect.

14.	Property

14.1	The Relevant Properties are the only Properties used or occupied by any member of the Group or in which any member of the Group has an interest.

14.2	No member of the Group is in default under the terms of any Lease to which it is a party and, so far as either of the Sellers is aware, no landlord under any Lease to which any member of the Group is a party is in default under the terms of such Lease, except to the extent such default would not give rise to a Material Adverse Effect.

15.	Employment

15.1	A list of the name and job title of every employee of the Group who was entitled to emoluments during the last financial year, in excess of two hundred and fifty thousand ($250,000) per annum is set out in the Disclosure Letter.

15.2	There is no trade union existing in any member of the Group and there is no collective bargaining agreement (whether binding or not) to which any member of the Group is a party.

15.3	Subject to paragraph 7 of Schedule 7 (Sellers’ Limitation of Liability), there is no failure to fund, or underpayment, by any Group Company of any social insurance, benefit or contribution with respect to the employees of any Group Company.

16.	Environment

As far as either of the Sellers is aware, each Group Company complies and has complied at all times with all applicable Environmental Laws, except to the extent that failure to comply would not reasonably be expected to have a Material Adverse Effect. As far as either of the Sellers is aware, no member of the Group has disposed of, released, discharged or emitted any Hazardous Materials in, on, under or about any properties currently owned or leased by any member of the Group in such a manner as would result in a material liability or give rise to a material clean-up obligation of any member of the Group under any Environmental Laws. “Hazardous Materials” means any chemical, pollutant, contaminant, waste, or toxic or hazardous substance or material regulated under any Environmental Law.

17.	Accounts Receivable

The Disclosure Letter sets forth an aging of the Company’s accounts receivable as of the Statement Date in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns. The accounts receivable represent amounts owed to a Group Company properly arising in the ordinary course of business and the allowances for doubtful accounts represent the Group Companies’ genuine estimate of doubtful accounts based on information known to management at the time such estimates were made.

18.	Transaction Expenses

No Group Company is obligated for the payment of (i) any fees or expenses of, or payments to, any legal counsel, accounting advisor, investment banker, broker, finder, or similar party, or (ii) any Change of Control Payments, in connection with the origination, negotiation or execution of this Agreement or in connection with the transactions contemplated by this Agreement other than such fees, expenses and payments, including, without limitation, that are set forth in the Disclosure Letter. The amount of such fees, expenses, costs and payments set forth in the Disclosure Letter will not exceed four million nine hundred thousand dollars ($4,900,000).

SCHEDULE 5

RESTRICTED ACTIONS

The Sellers shall procure that no member of the Group shall before Completion, except as contemplated by this Agreement or the other Transaction Documents or with the prior consent of the Purchaser represented by Irwin Lim (not to be unreasonably withheld, delayed or conditioned):

(a)	incur any expenditure on capital account exceeding one hundred thousand dollars ($100,000) in the case of any single item or $500,000 in aggregate; or

(b)	acquire or dispose of (other than in the ordinary course of business), or acquire or grant any option or right of pre-emption in respect of any asset for a consideration in excess of one hundred thousand dollars ($100,000); or

(c)	create or raise any debt or borrow any money in excess of five hundred thousand dollars ($500,000) (except borrowings from its bankers and other financial institutions in accordance with its existing banking and other debt facilities, including uncommitted facilities) or make any payments out of or drawings on its bank account(s) in excess of one hundred thousand dollars ($100,000) (except payments in the ordinary course of business including for the avoidance of doubt pursuant to existing contractual commitments), provided however that nothing in this Schedule 5 shall restrict (i) renewals, rollovers or refinancings of existing borrowings or debt facilities, (ii) borrowings under existing debt facilities or (iii) any receivables financing; or

(d)	except with the consent of the Purchaser in writing, enter into any contracts, transactions, or commitments (i) which are not capable of being terminated without compensation at any time with six months’ notice or less or (ii) which involve total annual expenditure in excess of (x) one hundred thousand dollars ($100,000) in the case of any single contract, transaction or commitment or (y) five hundred thousand dollars ($500,000) in aggregate, except in the ordinary course of business; or

(e)	declare, make, or pay any dividend or other distribution, other than to another Group Company or repayment of any inter-company or similar loans, other than to another Group Company; or

(f)	grant, issue, or redeem any Encumbrance or give any guarantee or indemnity (other than in the ordinary course of business) over or in respect of all or substantially all of the assets of the Group; or

(g)	make any change in the material terms and conditions of employment of any of its directors or Senior Employees or the terms on which they are entitled to pension or other benefits or pay them bonuses or other discretionary amounts (other than salary reviews in the ordinary course of business); or

(h)	terminate the employment of any Senior Employee other than for just cause or employ any additional person who would be deemed a Senior Employee or hire any additional person who would become a Senior Employee; or

(i)	introduce any new share incentive, share option, profit sharing, bonus, or other incentive scheme or, other than in the ordinary course of business, make any material variations to the terms of any such scheme currently operated by any member of the Group; or

(j)	initiate or settle any litigation which is material to the Group (taken as a whole) (and excluding for the avoidance of doubt, any proceedings for the purpose of debt collection in the ordinary course of business); or

(k)	create, issue, purchase or redeem any class of share; or

(l)	make any material changes in its accounting policies other than as required by law or any relevant accounting body; or

(m)	liquidate any material member of the Group or dispose of any shares in any material member of the Group except to another Group Company; or

(n)	make any alterations to its memorandum or articles of association or, other than in the ordinary course of business, acquire any shares in any other company; or

(o)	enter into any agreement with either of the Sellers or any of their Affiliates other than in the ordinary course of business on arm’s length terms; or

(p)	agree to do any of the foregoing;

provided, however, that, for the avoidance of any doubt, the foregoing shall not restrict any Group Company from making payments, whether as intercompany loans, management fees or otherwise, to the Sellers in respect of fees, expenses and other costs of Bank of New York Mellon, Cooley Goddard Kronish LLP, Exeter Law Group LLP, KPMG, Maples and Calder, Marsh, PricewaterhouseCoopers, Skadden, Arps, Slate, Meagher & Flom LLP and Winstead PC and any other costs for services rendered that do not individually exceed ten thousand dollars ($10,000), which shall not in the aggregate exceed one million three hundred thousand dollars ($1,300,000) during the period between the date of this Agreement and Completion.

SCHEDULE 6

RELEVANT PROPERTY

Country	Location

China	—	ASAT Semiconductor (Dongguan) Limited, Zhen An Hi-Tech Industrial Park, Zhen An Road, Chang An Town, Dongguan City, Guangdong Province, People’s Republic of China, Postal Code 523850

Hong Kong	—	Room 1405, 14th Floor Texaco Centre , 138 Texaco Road, Tsuen Wan New Territories, Hong Kong

	—	Car Parking spaces Nos. P1-P5 (inclusive), 1st floor, Texaco Centre 126-140 Texaco Road, Tsuen Wan. New Territories. Hong Kong

USA	—	691 South Milpitas Blvd, Suite 202, Milpitas, California 95035

Singapore	—	Block 5000 Ang Mo Kio Avenue 5, #03-11 TECHplace II, Singapore 569870

Germany	—	Gustav-Stresemann-Ring 1, D 65189 Wiesbaden

Korea	—	375-47 SeoKyo-dong, Mapo-ku, Seoul, Korea 121-837

• Currently there is no written lease agreement governing the rental of this premise

SCHEDULE 7

SELLERS’ LIMITATION OF LIABILITY

1. Application of this Schedule

The Parties intend that all of the provisions of this Schedule 7 apply to any Claim against the Sellers.

2. Quantum

2.1 The Sellers shall have no liability in respect of any Claim by the Purchaser unless:

(a) the amount of the liability pursuant to that individual Claim exceeds one hundred thousand dollars ($100,000) (each a “qualifying claim”); and

(b) the aggregate amount of a series of related Claims exceeds five hundred thousand dollars ($500,000) in which event the Sellers shall be liable for the entire Claim amount.

2.2 In no event shall the sum of (i) the Sellers’ maximum aggregate liability for all Claims under this Agreement and all other Transaction Documents (including any certificate delivered pursuant to this Agreement or any other Transaction Document), including under the Warranties, and (ii) Purchaser’s entitlement to any adjustment under Clause 3.3(a), exceed the Retained Escrow Amount, and the Purchaser shall not have any recourse to the Sellers for any Claim except to the extent that the balance standing to the credit of the Escrow Account is sufficient to satisfy such Claim.

3. Contingent Liabilities

The Sellers shall have no liability in respect of any Claim which is based on any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable.

4. Other Exclusions

4.1 The Sellers shall not be liable in respect of any Claim if and to the extent that:

(a) an allowance, provision or reserve in respect of the matter giving rise to the Claim shall have been made in the Audited Accounts, the Interim Accounts or the 2009 Unaudited Accounts;

(b) the Claim would not have arisen but for a breach by the Purchaser of any of its obligations under this Agreement or any other Transaction Document;

(c) such Claim is caused or increased by any voluntary act, omission, transaction or arrangement carried out by: (A) any Group Company at the written request, or with the written consent, of the Purchaser before Completion; (B) any Group Company after Completion; or (C) the Purchaser or its Affiliates (other than the Group Companies) before or after Completion;

(d) the passing of, or any change in, any law, rule, regulation or administrative practice of any Governmental Authority (including the interpretation thereof) including (without prejudice to the generality of the foregoing) any increase in the rates of Taxation, any imposition of Taxation, any withdrawal of relief from Taxation or any extra-statutory concessions of the relevant Tax Authority, in each case, not actually (or prospectively) in effect at the date of this Agreement;

(e) it relates to any liability which arises as a result of any change after Completion of the date to which any Group Company makes up its accounts or in the accounting policies or practices of any Group Company;

(f) it relates to any liability or obligation, which would not have arisen but for a cessation, or any change in the nature or conduct, of any trade carried on by any Group Company at Completion, being a cessation or change occurring on or after Completion;

(g) the subject of the Claim has been or is made good or is otherwise compensated for without cost, to the Purchaser or any other member of the Purchaser’s Affiliate, including by adjustments to Working Capital and Long Term Debt pursuant to Clause 3.3 and 13.

4.2 The Sellers shall not have any liability in respect of any Claim for any punitive, indirect, economic or consequential loss, loss of profit or loss of opportunity.

4.3 The limitations of liability contained in this Schedule 7 shall not apply to any liability for any Claim to the extent that the same is attributable to fraud or fraudulent misrepresentation on the part of the Sellers.

5. Conduct of Claims

5.1 If the Purchaser becomes aware of any claim by a third party which might result in a Claim being made or any other matter or circumstance which could give rise to a Claim, the Purchaser shall:

(a) procure that notice thereof is promptly (and in any event within 30 days of becoming aware of it) given to the Sellers as regards any such claim, matter or circumstance but shall (subject to the remaining provisions of this paragraph 5) retain conduct of such claim, subject to consultation and the provision of information to the Seller;

(b) allow, and shall procure that the relevant Group Companies shall provide, reasonable access to the Sellers upon reasonable notice and during normal business hours to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim, and for such purpose the Purchaser shall, and shall procure that the relevant Group Companies shall, give all such reasonable information (however stored or recorded) and reasonable assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Sellers may reasonably request; and

(c) subject to the Sellers agreeing to reimburse the Purchaser to its reasonable satisfaction against its reasonable costs and expenses:

(i) take all such action and institute any proceedings, and give any information and assistance, as the Sellers may reasonably request to:

(A) dispute, resist, appeal, compromise, defend, remedy or mitigate the matter; or

(B) enforce against a person (other than the Sellers) the rights of any member of the Purchaser’s Group in relation to the matter; and

(ii) except in connection of representation for the Purchaser in connection with its own claim or defense, in connection with proceedings related to the matter, use advisers nominated by the Sellers and, if the Sellers request, allow the Sellers the exclusive conduct of the proceedings.

5.2 If a Claim is as a result of, or in connection with, a claim by or liability to, a third party, then the Purchaser shall not admit liability in respect of the claim, and shall procure that the claim shall not be compromised, disposed of or settled without the prior written consent of the Sellers (such consent not to be unreasonably withheld or delayed).

6. Recovery Only Once

No liability shall attach to the Sellers in respect of any Claim to the extent that the same Loss has been recovered by the Purchaser under any Warranty or term of this Agreement or any other document entered into pursuant hereto and accordingly the Purchaser may only recover once in respect of the same loss.

7. Other

The Sellers shall have no liability for any Claim relating to paragraph 15.3 of Schedule 4 (Warranties) that exceeds the amount of any payment the Purchaser actually makes to a Governmental Authority of any such social insurance, benefit or contribution with respect to the employees of any Group Company as referred to in paragraph 15.3 of Schedule 4 (Warranties) and in respect of which such Claim is made and provided that any Claims relating to paragraph 15.3 of Schedule 4 (Warranties) that are Settled or Determined in accordance with Clause 13 shall be paid directly from the Escrow Account to the relevant Governmental Authority pursuant to a joint instruction of the Sellers and the Purchaser.

Schedule 8 and Exhibits omitted

EXHIBIT C

PMLA AMENDMENT

See attached.

C - 1

EXECUTION VERSION

AMENDMENT AGREEMENT

This AMENDMENT AGREEMENT (this “Amendment Agreement”) is entered into as of January 25, 2010 by and among each of the parties below.

WHEREAS, the Purchase Money Loan Agreement, dated as of July 31, 2005, was entered into by and among ASAT Holdings Limited (the “Borrower”), the lenders party thereto from time to time (each a “Lender” and collectively, the “Lenders”) and Asia Opportunity Fund, L.P., as administrative agent (the “Administrative Agent”) (as amended from time to time, the “Loan Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings as set forth in the Loan Agreement.

WHEREAS, the indenture, dated as of January 26, 2004 (the “Original Indenture”) was entered into by and among New ASAT (Finance) Limited (“New ASAT”), as issuer, the Borrower and certain of its subsidiaries referred to therein, as guarantors (the “Guarantors”), and The Bank of New York (now The Bank of New York Mellon), as trustee, (the “Trustee”) and pursuant to which New ASAT’s 9.25% Senior Notes due 2011 (the “Notes”) were issued.

WHEREAS, the Original Indenture was amended and supplemented by the First Supplemental Indenture, dated as of May 20, 2005, by and among New ASAT, ASAT (Cayman) Limited and the Trustee (the “First Supplemental Indenture”) and the Second Supplemental Indenture, dated as of August 27, 2007, by and among New ASAT, the Guarantors and the Trustee (the “Second Supplemental Indenture”). The Original Indenture, as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture, is referred to herein as the “Indenture”.

WHEREAS, the Borrower and New ASAT have entered into a Sale and Purchase Agreement (the “Sale and Purchase Agreement”) with United Test and Assembly Center Ltd (the “Purchaser”), pursuant to which: (i) the Borrower has agreed to sell and the Purchaser has agreed to purchase the entire issued share capital of ASAT Limited (the “Sale Shares”) and all of the Borrower’s right, title and interest to the inter-company receivables owing to the Borrower, as lender, by ASAT Limited, as borrower as of the Completion Date (as defined in the Sale and Purchase Agreement); and (ii) New ASAT has agreed to sell and the Purchaser has agreed to purchase all of New ASAT’s right, title and interest to the inter-company receivables owing to New ASAT, as lender, by ASAT Limited, as borrower as of the Completion Date (as defined in the Sale and Purchase Agreement), for an aggregate amount of $44,643,887 (the “Proposed Sale”).

WHEREAS, New ASAT is seeking the requisite consents of the holders of the Notes as required under the Indenture to enter into the Third Supplemental Indenture (the “Third Supplemental Indenture”), substantially in the form set forth in Exhibit A hereto, which will further amend and supplement the Indenture to permit the Proposed Sale.

WHEREAS, the Borrower has requested that the Administrative Agent and each Lender sign this Amendment Agreement to amend the Loan Agreement in the manner set forth herein to permit the Proposed Sale.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, including, without limitation, the Borrower’s agreement to cause New ASAT to enter into the Additional Guaranty (as defined below) the Administrative Agent, the Lenders and the Borrower agree as follows:

1.	The definition of “Indenture” in Section 1.1 of the Loan agreement is deleted in its entirety and replaced with the following:

“Indenture” means the Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, an exempted company with limited liability under the Companies Law (2003 Revision) of the Cayman Islands, the Borrower and certain of its Subsidiaries, as guarantors, and The Bank of New York, as Trustee, as amended by: (i) the First Supplemental Indenture, dated as of May 20, 2005, by and among New ASAT (Finance Limited), ASAT (Cayman) Limited and The Bank of New York, as Trustee; (ii) the Second Supplemental Indenture, dated as of August 27, 2007, by and among New ASAT (Finance Limited), the Borrower and certain of its Subsidiaries, as guarantors, and The Bank of New York, as Trustee; and (iii) the Third Supplemental Indenture, substantially in the form set forth in the Consent Solicitation Statement, dated January 25, 2010, of New ASAT (Finance) Limited pursuant to which New ASAT (Finance) Limited is soliciting consent to the amendment of certain provisions of the Indenture, to be entered into by and among New ASAT (Finance) Limited, the Borrower and certain of its Subsidiaries, as guarantors, and The Bank of New York Mellon, as Trustee.”

2.	Section 4.1 of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

“4.1 Indenture Covenants. Borrower shall comply, and shall cause each of its Subsidiaries to comply, with the covenants contained in the Sections of the Indenture set forth below, but without giving effect to the termination thereof:

(a) Section 4.3 (Limitation on Restricted Payments).

(b) Section 4.4 (Corporation and Partnership Existence).

(c) Section 4.5 (Payment of Taxes and Other Claims).

(d) Section 4.6 (Maintenance of Properties and Insurance).

(e) Section 4.9 (Limitation on Location of Business).

(f) Section 4.10 (Limitation on Transaction with Affiliates).

(g) Section 4.11 (Limitation on Incurrence of Additional Indebtedness and Issuance of Disqualified Capital Stock and Preferred Stock)

(h) Section 4.12 (Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries).

(i) [RESERVED].

(j) Section 4.14 (Limitation on Sale of Assets and Subsidiary Stock).

(k) Section 4.16 (Limitation on Liens).

(l) Section 4.18 (Limitation on Lines of Business).

(m) Section 4.20 (Restriction on Ownership of ASAT and the Company).

(n) Section 5.1 (Limitation on Merger, Sale or Consolidation).

If any Indenture covenant set forth above requires Borrower or any Subsidiary to provide any notice, officers’ certificate or similar instrument to the Trustee or any Holder (as defined in the Indenture), Borrower shall deliver a copy of such notice, officers’ certificate or similar instrument concurrently to the Administrative Agent. Without limiting the generality of the foregoing, the above-mentioned provisions of the Indenture, together with related definitions and ancillary provisions and schedules and exhibits, are hereby incorporated herein by reference, as if set forth herein in full, mutatis mutandis.”

3.	The Administrative Agent, the Lenders and the Borrower acknowledge and agree that the amendments to the Loan Agreement set forth in this Amendment Agreement shall become operative on the first date when:

(a)	the requisite holders of the Notes have provided their consent to the Third Supplemental Indenture in accordance with the requirements of the Indenture;

(b)	New ASAT has become a wholly-owned subsidiary of the Borrower;

(c)	the Third Supplemental Indenture has been executed by each party thereto;

(d)	the Additional Guaranty (as defined in Section 4 below) has been executed by each party thereto;

(e)	the Compromise and Release Agreement (as defined in Section 4 below) has been executed by each party thereto; and

(f)	the conditions precedent to the Proposed Sale set forth in the Sale and Purchase Agreement (excluding the conditions that the amendments to the Loan Agreement and the Indenture become operative) have been satisfied.

The Administrative Agent, the Lenders and the Borrower further acknowledge and agree that this Amendment Agreement shall terminate and be of no further force or effect and that the Borrower shall have no obligation to take the actions described in Section 4 hereof if the requisite holders of the Notes do not consent to the Third Supplemental Indenture by 5:00 p.m., Hong Kong time, on February 15, 2010 or as otherwise agreed between the parties hereto.

4.	In consideration of this Amendment Agreement, the Borrower shall, prior to or concurrently with completion of the Proposed Sale:

(a) cause New ASAT to execute a guaranty in substantially the form attached hereto as Exhibit B (the “Additional Guaranty”);

(b)	execute the compromise and release agreement in substantially the form attached hereto as Exhibit C (the “Compromise and Release Agreement”); and

(c)	cause New ASAT to execute the Compromise and Release Agreement.

5.	Except to the extent set forth herein, all other terms and conditions of the Loan Agreement, including (without limitation) the obligation of the Borrower to make payments of accrued and unpaid interest, will remain in full force and effect in all other respects, and the Administrative Agent and the Lenders shall retain all their rights, powers and remedies under the Loan Agreement.

6.	This Amendment Agreement incorporates by reference Section 8.8 (Governing Law), Section 8.10 (Counterparts), Section 8.12 (Jury Trial) and Section 8.14 (Consent to Jurisdiction; Venue; Service of Process) of the Loan Agreement as if such Sections were set forth herein in their entirety and shall be applicable to the parties herein.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed this Amendment Agreement as of the date first above written.

ASIA OPPORTUNITY FUND, L.P., as Administrative Agent and Lender

BY:	ASIA OPPORTUNITY COMPANY
ITS GENERAL PARTNER

By:	/s/ Andrew Liu
Name:	Andrew Liu
Title:	Attorney-in-fact

CAIP CO-INVESTMENT FUND PARALLEL FUND (I) C.V., as Lender

BY:	ASIA OPPORTUNITY COMPANY, A GENERAL PARTNER

By:	/s/ Andrew Liu
Name:	Andrew Liu
Title:	Attorney-in-fact

CAIP CO-INVESTMENT FUND PARALLEL FUND (II) C.V., as Lender

BY: ASIA OPPORTUNITY COMPANY, A GENERAL PARTNER

By:	/s/ Andrew Liu
Name:	Andrew Liu
Title:	Attorney-in-fact

5

CHASE ASIA INVESTMENT PARTNERS II (Y), LLC, as Lender

BY:	J.P. MORGAN ASIA INVESTMENT PARTNERS, L.P., ITS SOLE MEMBER

BY:	J.P. MORGAN ASIA EQUITY PARTNERS, L.P., ITS GENERAL PARTNER

BY:	LIU ASIA EQUITY COMPANY, A MANAGING GENERAL PARTNER

By:	/s/ Andrew Liu
Name:	Andrew Liu
Title:	Attorney-in-fact

ASAT HOLDINGS LIMITED, as Borrower

By:	/s/ Henry C. Montgomery
Name:	Henry C. Montgomery
Title:	Director

6

CHASE ASIA INVESTMENT PARTNERS II (Y), LLC, as Lender

BY:	J.P. MORGAN ASIA
INVESTMENT PARTNERS, L.P.,
ITS SOLE MEMBER

BY:	J.P. MORGAN ASIA EQUITY
PARTNERS, L.P., ITS GENERAL
PARTNER

BY:	LIU ASIA EQUITY COMPANY,
A MANAGING GENERAL
PARTNER

By:
Name:
Title:

ASAT HOLDINGS LIMITED, as Borrower

By:	/s/ Henry C. Montgomery
Name:	Henry C. Montgomery
Title:	Director

Exhibit A

Third Supplemental Indenture

EXECUTION VERSION

NEW ASAT (FINANCE) LIMITED

as Company,

ASAT HOLDINGS LIMITED

and certain of its Subsidiaries referred to in the Indenture as Guarantors

and

THE BANK OF NEW YORK MELLON

as Trustee

THIRD SUPPLEMENTAL INDENTURE

Dated as of [—]

Supplementing that certain Indenture, dated as of January 26, 2004,

among the Company, the Guarantors and the Trustee

$150,000,000

9.25% Senior Notes due 2011

THIRD SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of January      2010 by and among New ASAT (Finance) Limited, an exempted company with limited liability under the Companies Law (2003 Revision) of the Cayman Islands (the “Company”), the Guarantors (as defined in the Indenture, which is, in turn, defined below) and The Bank of New York Mellon, as trustee (the “Trustee”).

WITNESSETH:

WHEREAS, the Company, the Guarantors and the Trustee are parties to an Indenture, dated as of January 26, 2004 (the “Original Indenture”), as modified by that certain First Supplemental Indenture, dated as of May 20, 2005, by and among the Company, ASAT (Cayman) Limited and the Trustee (the “First Supplemental Indenture”) and Second Supplemental Indenture, dated as of August 27, 2007 by and among the Company the Guarantors and the Trustee (the “Second Supplemental Indenture”). The Original Indenture, as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture, is referred to herein as the “Indenture”;

WHEREAS, the Indenture provides for the issuance of $150,000,000 aggregate principal amount of the Company’s 9.25% Senior Notes due 201 1 (the “Notes”);

WHEREAS, Section 9.2 of the Indenture provides that the Company, and as applicable, any Guarantor, when authorized by Board Resolutions, and the Trustee may amend or supplement the Indenture with the written consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding, subject to certain exceptions not relevant to this Supplemental Indenture;

WHEREAS, the Company has solicited written consents of the Holders of the Notes as of the close of business on January 15, 2010 (the “Record Date”) to the substance of the amendments to the Indenture set forth herein and to the execution of this Supplemental Indenture;

WHEREAS, the Company has obtained such written consents from the Holders of a majority in aggregate principal amount of the Notes outstanding as of the Record Date and, accordingly, this Supplemental Indenture and the amendments set forth herein are authorized pursuant to Section 9.2 of the Indenture;

WHEREAS, the Company has certified to the Trustee that the amendments set forth herein have been authorized by the Company and that the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes has been obtained; and

WHEREAS, each of the Company, the Guarantors and the Trustee is duly authorized to execute and deliver this Supplemental Indenture, and all other acts necessary to make this Supplemental Indenture a valid and binding supplement to the Indenture effectively amending the Indenture as set forth herein have been duly taken;

NOW THEREFORE, in consideration of the above premises contained herein and in the Indenture, each party hereto agrees as follows for the benefit of each other and for the equal and ratable benefits of the Holders of the Notes:

Section 1. Definitions and Rules of Construction. Terms defined in the Indenture and used without other definition herein shall have the respective meanings assigned to such terms in the Indenture. Unless otherwise expressly set forth herein, the rules of construction set forth in the Indenture shall likewise govern this Supplemental Indenture.

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Section 2. Condition Precedent to Amendments. This Supplemental Indenture shall become effective immediately upon its execution and delivery by each of the parties hereto, provided, however, that the amendments to the Indenture that are set forth in Sections 3 through 6 of this Supplemental Indenture shall not become operative until the first date on which each of the conditions precedent to that certain Sale and Purchase Agreement, dated as of December 31, 2009, among ASAT Holdings and the Company, as sellers, and United Test and Assembly Center, as purchaser, as the same may be amended or amended and restated from time to time (the “SPA”) (other than the condition under the SPA that such amendments become operative) shall have been satisfied or waived in accordance with the terms of the SPA.

Section 3. Amendment to Section 1.1 of the Indenture. Section 1.1 of the Indenture is hereby amended as follows:

(1) Clauses (a) and (b) of the definition of “Change of Control” are deleted and the following are inserted in lieu thereof:

“(a) other than as a result of the Permitted Sale,

(i) any “person” or “group” (other than one or more Excluded Persons) is or becomes the “beneficial owner,” directly or indirectly, whether by merger, consolidation, acquisition, subscription or in any other manner of more than 50% of the total voting power in the aggregate of all classes of ASAT’s or ASAT Holdings’ Voting Equity Interests then outstanding;

(ii) the Continuing Directors cease for any reason to constitute a majority of ASAT’s or ASAT Holdings’ Board of Directors then in office, or

(iii) the adoption of a plan relating to the liquidation or dissolution of ASAT or ASAT Holdings;

(b) other than as a result of the Permitted Sale, the first day on which 100% of the issued and outstanding shares of Capital Stock of the Company (other than director’s qualifying shares or similar shares held by others as required by applicable law) are no longer owned by any of (i) ASAT, (ii) ASAT Holdings or (iii) an entity that becomes the successor to either ASAT or ASAT Holdings as a result of the consummation of a transaction that complies with the restrictions set forth in Section 5.1;”

(2) The definition of “Exempted Affiliate Transaction” is hereby amended as follows:

(a) the word “and” is deleted from the end of sub-clause (j) of the definition of Exempted Affiliate Transaction;

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(b) the period is deleted from the end of sub-clause (k) of the definition of Exempted Affiliate Transaction and the following additional language is inserted in lieu thereof:

“;and

(1) the execution, delivery and performance of the Additional PMLA Guarantee.”

(3) The following additional definitions are added to Section 1.1 of the Indenture:

(a) “Additional PMLA Guarantee” means the guarantee to be provided by New ASAT (Finance) Limited for the benefit of the PMLA Lenders on or following the date hereof;

(b) “Loan Receivables” means (i) all of ASAT Holdings’ right, title and interest in the inter-company receivables owing to ASAT Holdings, as lender, by ASAT Limited, as borrower, as of the date of the completion of the Permitted Sale and (ii) all of the Company’s right, title and interest to the inter-company receivable owing to the Company, as lender, by the ASAT Limited, as borrower as of the date of the completion of the Permitted Sale;

(c) “Permitted Sale” means the sale of (i) all the Capital Stock of ASAT Limited and (ii) the Loan Receivables, in each case, substantially on the terms described in, or contemplated by, that certain Consent Solicitation Statement of the Company, dated January 25, 2010;

(d) “PMLA” means the Purchase Money Loan Agreement, dated as of July 31, 2005, as amended, between ASAT Holdings, as borrower, the PMLA Lenders, as lenders, and Asia Opportunity Fund, L.P. as the administrative agent; and

(e) “PMLA Lenders” means any persons who, at the relevant time, are lenders under the PMLA.

Section 4. Amendment to Section 4.14 of the Indenture. Section 4.14(1) of the Indenture is hereby amended by adding at the beginning of such Section: “Other than in connection with the Permitted Sale,”.

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Section 5. Amendment to Section 5.1 of the Indenture. Section 5.1 of the Indenture is hereby amended by deleting the first four lines of clause 5.1(1) and inserting in lieu thereof:

“(1) Other than pursuant to the Permitted Sale, none of the Company, ASAT Holdings, ASAT or any of their respective successors (each, a “Significant Entity”) may consolidate with or merge with or into another Person or, directly or indirectly, sell, lease, convey or transfer all or substantially all of its assets, whether in a single transaction or a series of related transactions, to another Person unless:”

Section 6. Amendment to Section 5.2 of the Indenture. Section 5.2 of the Indenture is hereby amended by adding the phrase “or as a result of the Permitted Sale” after the word “Company” in the parentheses that begin on the fourth line of Section 5.2.

Section 7. Trustee’s Disclaimer. The recitals in this Supplemental Indenture shall be taken as statements solely of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Supplemental Indenture.

Section 8. Certain Duties and Responsibilities of the Trustee. In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 9. Continuing Effect: No Other Amendments. Except as expressly modified hereby, each term and provision of the Indenture is hereby ratified and confirmed and shall continue in full force and effect. From and after the date of this Supplemental Indenture, all references to the Indenture in the Indenture and the Notes shall be deemed to be references to the Indenture as amended by this Supplemental Indenture.

Section 10. Governing Law, This Supplemental Indenture shall be construed, interpreted and the rights of the parties thereto determined in accordance with the Laws of the State of New York, without regard to principles of conflicts of laws except Sections 5-1401 and 5- 1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(B).

Section 11. Waiver of Jury Trial. Each of the Company, the Guarantors and the Trustee hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Supplemental Indenture or the transactions contemplated hereby.

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Section 12. Consent to Service and Jurisdiction; Appointment of Agent; Waiver of Sovereign Immunity; etc.

(1) Each of the Company, the Guarantors and the Trustee agrees that any legal suit, action or proceeding arising out of or relating to this Supplemental Indenture may be instituted in any federal or state court in the Borough of Manhattan, The City of New York, waives any objection which it may now or hereafter have to the laying of the venue of any such legal suit, action or proceeding, waives any immunity from jurisdiction or to service of process in respect of any such suit, action or proceeding, and irrevocably submits to the jurisdiction of any such court in any such suit, action or proceeding.

(2) Each of the Company, the Trustee and the Guarantors further submits to the jurisdiction of the courts of its own corporate domicile in any legal suit, action or proceeding arising out of or relating to this Supplemental Indenture.

(3) Each of the Company and the Guarantors irrevocably waives, to the fullest extent it may effectively do so under applicable law, trial by jury and any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(4) Each of the Company and the Guarantors hereby designates and appoints CT Corporation System Inc., 111 8th Avenue, 13th Floor, New York, New York 10011 as its authorized agent upon which process may be served in any legal suit, action or proceeding arising out of or relating to this Supplemental Indenture which may be instituted in any federal or state court in the Borough of Manhattan, The City of New York, New York, and further:

(a) agrees that service of process upon such agent, and written notice of said service to the Company or a Guarantor by the Person serving the same, shall be deemed in every respect effective service of process upon the Company (if such notices is given to the Company) or upon such Guarantor (if such notice is given to a Guarantor) in any such suit, action or proceeding, and irrevocably consents, to the fullest extent it may effectively do so under applicable law, to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the above- mentioned authorized agent or successor authorized agent, as the case may be, such service to become effective 30 days after such mailing, agrees that a final action in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other lawful manner,

(b) designates its domicile, the domicile of CT Corporation System Inc. specified above and any domicile CT Corporation System Inc. may have in the future as its domicile to receive any notice hereunder (including service of process),

(c) agrees to take any and all action, including the execution and filing of all such instruments and documents, as may be necessary to continue such designation and appointment in full force and effect for so long as the Securities remain outstanding, or until the designation and irrevocable appointment of a successor authorized agent and such successor’s acceptance of such appointment, but in no event shall the appointment continue beyond the date on which all amounts in respect of the interest and principal and premium, if any, on the Securities and any other amounts payable hereunder have become due and have been paid in full to the Trustee,

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(d) agrees that if for any reason CT Corporation System Inc. (or any successor agent for this purpose) shall cease to act as agent for service of process as provided above, each of the Company and the Guarantors will promptly appoint a successor agent for this purpose reasonably acceptable to the Trustee, and

(e) agrees that nothing herein shall affect the right of the Trustee or any Holder to service process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against any of the Company or the Guarantors in any jurisdiction.

(5) If any of the Company and the Guarantors has or may hereafter acquire sovereign immunity or any other immunity from jurisdiction or legal process or from attachment in aid of execution or from execution with respect to itself or its property, it hereby irrevocably waives to the fullest extent permitted under applicable law such immunity in respect of its obligations hereunder in any action that may be instituted in any state court in the Borough of Manhattan, in The City of New York, the United States of America, or in the United States District Court for the Southern District of New York, or in any competent court in The People’s Republic of China. This waiver is intended to be effective upon the execution hereof without any further act by any of the parties hereto, before any such court, and the introduction of a true copy of this Supplemental Indenture into evidence in any such court shall, to the fullest extent permitted by applicable law, be conclusive and final evidence of such waiver.

Section 13. Successors. All agreements of the Company and the Guarantors in this Supplemental Indenture shall bind their respective successor. All agreements of the Trustee in this Supplemental Indenture shall bind its successor.

Section 14. Duplicate Originals. All parties may sign any number of copies or counterparts of this Supplemental Indenture. Each signed copy or counterpart shall be an original, but all of them together shall represent the same agreement.

Section 15. Severability. In case any one or more of the provisions in this Supplemental Indenture shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

Section 16. Section Headings. The section headings of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

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SIGNATURES

IN WITNESS WHEREOF, the parties hereto have caused this supplemental Indenture to be duly executed as the date first written above.

NEW ASAT (FINANCE) LIMITED

By:
Name:
Title:

Attests:
Name:
Title

ASAT HOLDINGS LIMITED

By:
Name:
Title:

Attests:
Name:
Title

ASAT LIMITED
The COMMON SEAL of	)
ASAT LIMITED	)
was hereunto affixed	)	By:
in the presence of	)	Name:
Title:

[SIGNATURES CONTINUE ON THE NEXT PAGE]

ASAT, INC

By:
Name:
Title:

Attests:
Name:
Title

ASAT (CAYMAN) LIMITED

By:
Name:
Title:

TIMERSON LIMITED
The COMMON SEAL of	)
TIMERSON LIMITED	)
was hereunto affixed	)	By:
in the presence of	)	Name:
Title:

The BANK OF NEW YORK MELLON, As Trustee

By:
Name:
Title:

Attests: :
Name:
Title:

Exhibit B

Additional Guaranty

EXECUTION VERSION

GUARANTY

This Guaranty, dated as of January 25, 2010 (as amended, restated, modified or otherwise supplemented from time to time, this (“Guaranty”), is made by New ASAT (Finance) Limited, (the “Guarantor”), ASAT Holdings Limited, an exempted company with limited liability under the Companies Law (2004 Revision) of the Cayman Islands (“Borrower”) (but not as a Guarantor), with Asia Opportunity Fund, L.P., as administrative agent (the “Administrative Agent”) for the benefit of itself and each of the other the persons listed on Schedule A hereto (collectively, the “PMLA Lenders”).

Reference is hereby made to the Purchase Money Loan Agreement, dated as of July 31, 2005 (as amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”), entered into by and among Borrower, each of the PMLA Lenders and the Administrative Agent. Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Loan Agreement.

WHEREAS, pursuant to an indenture dated as of January 26, 2004 (as amended, the “Indenture”) among the Guarantor as issuer, the Borrower and certain of the Borrower’s subsidiaries as guarantors and The Bank of New York Mellon as trustee, certain 9.25% senior notes due 2011 (the “Notes” and, the holders and beneficial owners from time to time of all Notes being referred to herein as the “Noteholders”) were issued by the Guarantor;

WHEREAS, on December 31, 2009, the Borrower and the Guarantor entered into that certain Sale and Purchase Agreement (the “Sale Agreement”) with United Test and Assembly Center Ltd (the “Purchaser”), pursuant to which, subject to the terms and conditions set forth in the Sale Agreement: (i) the Borrower has agreed to sell and the Purchaser has agreed to purchase the entire issued share capital of ASAT Limited and all of the Borrower’s right, title and interest to the inter-company receivables owing to the Borrower, as lender, by ASAT Limited, as borrower, as of the date of completion of the proposed sale (the “Completion Date”); and (ii) the Guarantor has agreed to sell and the Purchaser has agreed to purchase all of the Guarantor’s right, title and interest to the inter-company receivables owing to the Guarantor, as lender, by ASAT Limited, as borrower, as of the Completion Date (the transactions contemplated by (i) and (ii) above to be collectively referred to herein as the “Proposed Sale”);

WHEREAS, it is a condition to the obligations of the Borrower, the Guarantor and the Purchaser to complete the Proposed Sale that (among others) (i) Noteholders holding not less than a majority of the outstanding principal amount of Notes consent to certain amendments to the Indenture and (ii) the PMLA Lenders consent to certain amendments to the Loan Agreement (“PMLA Amendments”), in each case to permit the Proposed Sale;

WHEREAS, upon completion of the Proposed Sale, the proceeds of the Proposed Sale (the “Sale Proceeds”) are expected to constitute substantially all of the assets of the Borrower and the Guarantor;

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WHEREAS, upon completion of the Proposed Sale, (i) the guarantees of ASAT Limited and all of ASAT Limited’s direct and indirect subsidiaries which are guarantors under the Indenture will be released; and (ii) the guarantees of ASAT Limited and all of ASAT Limited’s direct and indirect subsidiaries which are guarantors under the Loan Agreement will be released;

WHEREAS, as soon as reasonably practicable following the Completion Date, the Borrower and the Guarantor intend to commence voluntary liquidation proceedings in the Cayman Islands;

WHEREAS, (i) the Sale Proceeds and other assets of the Borrower and the Guarantor will not be sufficient to satisfy in full the obligations of the Borrower and the Guarantor under the Notes and the Indenture, and (ii) the Sale Proceeds and other assets of the Borrower will not be sufficient to satisfy in full the obligations of the Borrower under the Loan Agreement;

WHEREAS, the PMLA Lenders are only willing to consent to the PMLA Amendments if the Guarantor duly executes and delivers this Guaranty to the PMLA Lenders;

WHEREAS, the PMLA Lenders have notified each of the persons set forth on Schedule B hereto (collectively, the “Noteholder Parties”) and each of the persons listed on Schedule C hereto (collectively, the “ASAT Parties”) that unless this Guaranty is granted by the Guarantor, the PMLA Lenders intend not to agree to the PMLA Amendments;

WHEREAS, as a result of the granting of this Guaranty by the Guarantor, the aggregate proceeds that will be available to be distributed to Noteholders upon the liquidation of the Guarantor will be reduced and such reduction will be material to Noteholders;

WHEREAS, the Noteholder Parties, the PMLA Lenders and the ASAT Parties have entered into the Compromise and Release Agreement in the form attached as Exhibit 1 hereto (the “Compromise and Release Agreement”), pursuant to which the PMLA Lenders have irrevocably granted and assigned to the Noteholders the Participation (as defined in the Compromise and Release Agreement) and the Assigned Assets (as defined in the Compromise and Release Agreement) in conjunction with duly executed powers of attorney on terms more particularly set out in Section 4 of the Compromise and Release Agreement;

WHEREAS, pursuant to the Compromise and Release Agreement and in consideration of the recitals, acknowledgements, representations and warranties contained in the Compromise and Release Agreement and the releases, discharges and covenants set forth therein, including, without limitation, the Participation (as defined in the Compromise and Release Agreement) and the Assigned Assets (as defined in the Compromise and Release Agreement), the Noteholder Parties, the PMLA Lenders and the ASAT Parties have given their consent for the execution and delivery by the Guarantor of this Guaranty;

WHEREAS, the Guarantor is an indirect Subsidiary of Borrower;

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WHEREAS, the Guarantor has determined that the execution and delivery of this Guaranty is in its best interests and accordingly desires to execute this Guaranty in order to guaranty the Obligations of the Borrower under the Loan Agreement;

NOW THEREFORE, in consideration of the foregoing and other benefits accruing to the Guarantor, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Guarantee.

(a) The Guarantor shall guaranty fully, irrevocably and unconditionally, to the fullest extent permitted by applicable law, to each Lender and to the Administrative Agent and its successors and assigns, irrespective of the validity and enforceability against Borrower and any other Guarantors of this Guaranty, the Loan Agreement or the Obligations, that:

(i) the principal of and interest on the Loans will be paid in full when due, whether at the Maturity Date or a Payment Date, by acceleration, mandatory prepayment or otherwise;

(ii) all other Obligations of Borrower to the Administrative Agent and the PMLA Lenders under the Loan Documents will be promptly paid in full or performed, all in accordance with the terms of the Loan Documents;

(iii) in case of any extension of time of payment or renewal of any Obligations, they will be paid in full when due or performed in accordance with the terms of the extension or renewal, whether at maturity, by acceleration, mandatory prepayment or otherwise; and

(iv) the Guarantor shall give prompt written notice to the Administrative Agent of any fact known to the Guarantor that would prohibit the Guarantor from making any payment in respect of this Guaranty.

Failing payment when due of any amount so guaranteed for whatever reason, the Guarantor shall be obligated to pay the same before failure so to pay becomes an Event of Default.

(b) If Borrower defaults in the payment of the Obligations when and as the same shall become due, whether upon maturity, acceleration or otherwise, without the necessity of action by the Administrative Agent or any Lender, the Guarantor shall be required to promptly make such payment in full.

(c) The Guarantor hereby agrees to the fullest extent permitted by applicable law, that its obligations with regard to this Guaranty shall be unconditional, irrespective of the validity, regularity or enforceability of the Obligations, the absence of any action to enforce the same, any delays in obtaining or realizing upon or failures to obtain or realize upon collateral, the recovery of any judgment against Borrower, any action to enforce the same or any other circumstances that might otherwise constitute a legal or equitable discharge or defense of the Guarantor. The Guarantor further agrees that this Guaranty will not be discharged except by complete performance of the Obligations. Without limiting the foregoing, the Guarantor agrees that, to the fullest extent permitted by applicable law, neither its liability nor the validity or enforceability of this Guaranty shall be prejudiced, affected or discharged by: (i) any variation or modification of the Loan Agreement or any other Loan Document; (ii) the insolvency, bankruptcy or liquidation or any incapacity, disability or limitation or change in the constitution or status of the Guarantor; (iii) any waiver, exercise, omission to exercise, compromise, renewal or release of any rights against the Guarantor or any other person or any compromise, arrangement or settlement with any of the same; and (iv) any act, omission, event or circumstance which would or may but for this provision operate to prejudice, affect or discharge this Guaranty or the Loan Agreement or the liability of the Guarantor hereunder or Borrower thereunder. The Guarantor hereby waives to the fullest extent permitted by applicable law diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of Borrower, any right to require a proceeding first against Borrower or any right to require the prior disposition of the assets of Borrower or to meet its obligations, protest, notice and all demands whatsoever and covenants that this Guaranty will not be discharged except by complete performance of the Obligations.

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(d) If any Lender or the Administrative Agent is required by any court or otherwise to return to either Borrower or the Guarantor, or any Custodian or similar official acting in relation to either Borrower or the Guarantor, any amount paid by either Borrower or the Guarantor to the Administrative Agent or such Lender, this Guaranty, to the extent theretofore discharged, shall be reinstated in full force and effect. The Guarantor agrees that it will not be entitled to any right of subrogation in relation to the PMLA Lenders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. The Guarantor further agrees that, as between the Guarantor, on the one hand, and the PMLA Lenders and the Administrative Agent, on the other hand, (i) the maturity of the obligations guaranteed hereby may be accelerated as provided in the Loan Agreement for the purposes of this Guaranty, notwithstanding any stay, injunction or other prohibition preventing such acceleration as to Borrower of the obligations guaranteed hereby, and (ii) in the event of any declaration of acceleration of those obligations as provided in the Loan Agreement, those obligations (whether or not due and payable) will forthwith become due and payable by the Guarantor for the purpose of this Guaranty.

(e) It is the intention of the Guarantor that the obligations of the Guarantor hereunder shall not exceed the maximum amount permitted by applicable law. Accordingly, if the obligations in respect of the Guaranty would be annulled, avoided or subordinated to the creditors of the Guarantor by a court of competent jurisdiction in a proceeding actually pending before such court as a result of a determination both that this Guaranty was made by the Guarantor without fair consideration and, immediately after giving effect thereto, the Guarantor was insolvent or unable to pay its debts as they mature or left with an unreasonably small capital, then the obligations of the Guarantor under this Guaranty shall be reduced by such court if and to the extent such reduction would result in the avoidance of such annulment, avoidance or subordination; provided, however, that any reduction pursuant to this paragraph shall be made in the smallest amount as is strictly necessary to reach such result. For purposes of this Section 1(e), “fair consideration,” “insolvency,” “unable to pay its debts as they mature,” “unreasonably small capital” and the effective times of reductions, if any, required by this paragraph shall be determined in accordance with applicable law.

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2. Certain Bankruptcy Events. The Guarantor hereby covenants and agrees, to the fullest extent that it may do so under applicable law, that in the event of the insolvency, bankruptcy, dissolution, liquidation or reorganization of Borrower or any of Borrower’s Subsidiaries, the Guarantor shall not file (or join in any filing of), or otherwise seek to participate in the filing of, any motion or request seeking to stay or to prohibit (even temporarily) execution on the Guaranty and hereby waives and agrees not to take the benefit of any such stay of execution, whether under Section 362 or 105 of the United States of America Bankruptcy Code or otherwise.

3. Definitions. As used in this Guaranty, the following terms have the following meanings:

“Obligations” means, (a) the due and punctual payment of (i) the principal of and premium, if any, and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise and (ii) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Obligors to the PMLA Lenders under this Guaranty, the Loan Agreement and the other Loan Documents, and (b) the due and punctual payment and performance of all covenants, agreements, obligations and liabilities of the Obligors under or pursuant to this Guaranty, the Loan Agreement and the other Loan Documents.

“Obligors” means Borrower and the Guarantor.

4. Representations and Warranties. The Guarantor hereby represents and warrants to the Administrative Agent that:

(a) The execution, delivery and performance by the Guarantor of this Guaranty and the consummation of the transactions contemplated hereby (i) are within the power of the Guarantor and (ii) have been duly authorized by all necessary actions on the part of the Guarantor.

(b) This Guaranty has been duly executed and delivered by the Guarantor and constitutes a legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity (regardless of whether enforcement is sought in equity or at law).

(c) The execution and delivery by the Guarantor of this Guaranty and the performance and consummation of the transactions contemplated hereby do not and will not (i) violate the charter documents of the Guarantor or any material judgment, order, writ, decree, statute, rule or regulation applicable to the Guarantor; (ii) violate any provision of, or result in the breach or the acceleration of, or entitle any other Person to accelerate (whether after the giving of notice or lapse of time or both), any material mortgage, indenture, agreement, instrument or contract to which the Guarantor is a party or by which it is bound; or (iii) result in the creation or imposition of any Lien upon any property, asset or revenue of the Guarantor or the suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to the Guarantor, its business or operations, or any of its assets or properties, which suspension, revocation, impairment, forfeiture or nonrenewal, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

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(d) No consent, approval, order, authorization, license, registration, declaration, filing or other action by, with or from any Governmental Authority or other Person (including, without limitation, the shareholders of any Person) is required in connection with the execution and delivery of this Guaranty by the Guarantor or the performance and consummation of the transactions contemplated herein or therein except those that have been made or obtained on or prior to the date of this Guaranty.

5. Notices. All notices, requests, demands and other communications pursuant hereto shall be made in writing and mailed, telegraphed, telecopied or delivered, if to the Guarantor, c/o Borrower at its address specified in or pursuant to the Loan Agreement and if to the Administrative Agent, at its address specified in or pursuant to the Loan Agreement. All such notices, requests, demands and other communications shall be effective as provided in Section 8.5 of the Loan Agreement.

6. Modifications, Amendments, Waivers. The provisions of this Guaranty may be modified, amended or waived only by a written instrument signed by the Guarantor, Borrower and the Administrative Agent.

7. Effectiveness. Notwithstanding anything to the contrary in this Guaranty, this Guaranty, and the rights and obligations hereunder, shall automatically terminate and cease to have any effect (i) upon any termination of the Sale Agreement prior to completion of the Proposed Sale or (ii) if the Compromise and Release is terminated or ceases to have any effect.

8. Severability. If any provision of this Guaranty is held invalid or unenforceable to any extent or in any application, the remainder of this Guaranty, or the application of such provision to different Persons or circumstances or in different jurisdictions, shall not be affected thereby.

9. Governing Law. This Guaranty and the rights and obligations of the parties hereto and thereto shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to conflicts of laws principles.

10. Counterparts. This Guaranty may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument.

11. Jury Trial. THE GUARANTOR, BORROWER AND ADMINISTRATIVE AGENT, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY IRREVOCABLY WAIVE ALL RIGHT TO TRIAL BY JURY AS TO ANY ISSUE RELATING HERETO IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS GUARANTY.

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12. Consent to Jurisdiction; Venue.

(a) Consent to Jurisdiction. The Guarantor hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Guaranty, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Guaranty shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Guaranty against the Guarantor or its properties in the courts of any jurisdiction.

(b) Waiver of Venue. The Guarantor hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Guaranty in any court referred to in paragraph (a) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c) Service of Process. Each party to this Guaranty irrevocably consents to service of process in the manner provided for notices in Section 5. Nothing in this Guaranty will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

13. Successors and Assigns. This Guaranty shall be binding on Borrower and the Guarantor and its successors and assigns, and shall inure to the benefit of the Administrative Agent and the PMLA Lenders and their successors and assigns to the extent permitted under the Loan Agreement.

[The remainder of this page is intentionally left blank.]

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Each party has caused this Guaranty to be duly executed and delivered as of the date first above written.

New ASAT (Finance) Limited

By:
Name:
Title:

BORROWER:

ASAT Holdings Limited

By:
Name:
Title:

ADMINISTRATIVE AGENT:

Asia Opportunity Fund, L.P. as Administrative Agent

By:
Name:
Title:

SCHEDULE A

PMLA Lenders

Asia Opportunity Fund, L.P.

CAIP Co-Investment Fund Parallel Fund (I) C.V.

CAIP Co-Investment Fund Parallel Fund (II) C.V.

Chase Asia Investment Partners II (Y) LLC

SCHEDULE B

Noteholder Parties

Asian Development Finance, Limited

Clearwater Capital Partners Fund III, L.P.

Clearwater Capital Partners Opportunities Fund, L.P.

Clearwater Capital Partners CLO1 Pte Ltd

Mariner LDC

Riva Ridge Master Fund, Ltd.

Deephaven Global Value Partners Trading Ltd.

Deephaven Event Trading Ltd.

Deephaven Distressed Opportunities Trading Ltd.

SCHEDULE C

ASAT Parties

ASAT Holdings Limited

New ASAT (Finance) Limited

EXHIBIT 1

Compromise and Release Agreement

Exhibit C

Compromise and Release Agreement

EXECUTION VERSION

EXHIBIT G

COMPROMISE AND RELEASE

COMPROMISE AND RELEASE AGREEMENT

by and among

the Noteholder Parties listed on Schedule A hereto,

the PMLA Parties listed on Schedule B hereto

and

the ASAT Parties listed on Schedule C hereto

dated as of

January 25, 2010

This Compromise and Release Agreement, dated as of January 25, 2010 (this “Agreement”), is made by and among the Persons listed on Schedule A hereto (collectively, the “Noteholder Parties”), the Persons listed on Schedule B hereto (collectively, the “PMLA Parties”) and the Persons listed on Schedule C hereto (collectively, the “ASAT Parties”).

WHEREAS, the Noteholder Parties are collectively the beneficial owners of approximately 52.4% of the $150,000,000 outstanding principal amount of 9.25% senior notes due 2011 (the “Notes” and, the holders and beneficial owners from time to time of all Notes being referred to herein as the “Noteholders”) issued by New ASAT (Finance) Limited (“ASAT Finance”) and guaranteed by, ASAT Holdings Limited (“ASAT Holdings”) and certain of its direct and indirect subsidiaries, pursuant to an indenture dated as of January 26, 2004 (as amended, the “Indenture”), among ASAT Finance, as issuer, ASAT Holdings and certain of ASAT Holdings’ subsidiaries, as guarantors, and The Bank of New York Mellon, as trustee (the “Trustee”);

WHEREAS, the PMLA Parties comprise all of the lenders under that certain purchase money loan agreement, dated as of July 31, 2005 (as the same has been amended from time to time, the “PMLA”), by and among ASAT Holdings, as borrower, the PMLA Parties, as lenders and Asia Opportunity Fund, L.P., as administrative agent (the “PMLA Administrative Agent”);

WHEREAS, on December 31, 2009, ASAT Holdings and ASAT Finance entered into that certain Sale and Purchase Agreement (the “Sale Agreement”) with United Test and Assembly Center Ltd (the “Purchaser”), pursuant to which, subject to the terms and conditions set forth in the Sale Agreement: (i) ASAT Holdings has agreed to sell and the Purchaser has agreed to purchase the entire issued share capital of ASAT Limited and all of ASAT Holdings’ right, title and interest to the inter-company receivables owing to ASAT Holdings, as lender, by ASAT Limited, as borrower, as of the date of completion of the proposed sale (the “Completion Date”); and (ii) ASAT Finance has agreed to sell and the Purchaser has agreed to purchase all of ASAT Finance’s right, title and interest to the inter-company receivables owing to ASAT Finance, as lender, by ASAT Limited, as borrower, as of the Completion Date (the transactions contemplated by (i) and (ii) above under the Sale Agreement to be collectively referred to herein as the “Proposed Sale”);

WHEREAS, it is a condition to the obligations of ASAT Holdings, ASAT Finance and the Purchaser to complete the Proposed Sale that (among others) (i) Noteholders holding not less than a majority of the outstanding principal amount of Notes outstanding consent to certain amendments to the Indenture (“Indenture Amendments”) and (ii) the PMLA Parties consent to certain amendments to the PMLA (“PMLA Amendments”), in each case to permit the Proposed Sale;

WHEREAS, upon completion of the Proposed Sale, the proceeds of the Proposed Sale (the “Sale Proceeds”) are expected to constitute substantially all of the assets of ASAT Holdings and ASAT Finance;

WHEREAS, upon completion of the Proposed Sale, (i) the guarantees of ASAT Limited and all of ASAT Limited’s direct and indirect subsidiaries which are guarantors under the Indenture will be released; and (ii) the guarantees of ASAT Limited and all of ASAT Limited’s direct and indirect subsidiaries which are guarantors under the PMLA will be released.

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WHEREAS, as soon as reasonably practicable following the Completion Date, ASAT Holdings and ASAT Finance intend to commence voluntary liquidation proceedings in the Cayman Islands;

WHEREAS, (i) the Sale Proceeds and other assets of ASAT Holdings and ASAT Finance will not be sufficient to satisfy in full the obligations of ASAT Holdings and ASAT Finance under the Notes and the Indenture, and (ii) the Sale Proceeds and other assets of ASAT Holdings will not be sufficient to satisfy in full the obligations of ASAT Holdings under the PMLA;

WHEREAS, the PMLA Parties are only willing to consent to the PMLA Amendments if ASAT Finance duly executes and delivers to the PMLA Parties a guarantee of ASAT Holdings’ obligations under the PMLA in the form attached hereto as Exhibit A (the “Guaranty”);

WHEREAS, as a result of the granting of the Guaranty by ASAT Finance, the aggregate proceeds that will be available to be distributed to Noteholders upon the liquidation of ASAT Finance will be reduced and such reduction will be material to Noteholders;

WHEREAS, the PMLA Parties have notified the Noteholder Parties and ASAT Parties that unless the Guaranty is granted by ASAT Finance, the PMLA Parties intend not to agree to the PMLA Amendments. The parties hereto reasonably believe based on the information provided by the ASAT Parties as of the date of this Agreement that if the PMLA Parties do not agree to the PMLA Amendments, the Proposed Sale will not be able to be completed as provided for in the Sale Agreement and the recovery of the Noteholders upon a voluntary liquidation of ASAT Finance and ASAT Holdings may be less than if the Proposed Sale occurs;

WHEREAS, the Noteholder Parties and the PMLA Parties have notified the ASAT Parties that they are agreeable to the granting of the Guaranty by ASAT Finance, provided that the PMLA Parties irrevocably grant and assign to the Noteholders the Participation (as hereinafter defined) and the Assigned Assets (as hereinafter defined) in conjunction with duly executed powers of attorney on terms more particularly set out in Section 4 of this Agreement;

WHEREAS, the Noteholder Parties wish to consent to the execution and delivery by ASAT Finance of the Guaranty and provide the releases, discharges and covenants set forth herein in order to induce ASAT Finance to grant the Guaranty and its directors and officers to authorize the grant thereof;

WHEREAS, the PMLA Parties wish to consent to the execution and delivery by ASAT Finance of the Guaranty and provide the releases, discharges and covenants set forth herein in order to induce ASAT Finance to grant the Guaranty and its directors and officers to authorize the grant thereof; and

WHEREAS, each of the Noteholder Parties and PMLA Parties wishes to acknowledge and agree that ASAT Finance would not execute and deliver the Guaranty unless each of the Noteholder Parties and PMLA Parties provided the consents, releases, discharges and covenants set forth herein.

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NOW, THEREFORE, in consideration of the foregoing premises, and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Noteholder Parties, PMLA Parties and ASAT Parties agree as follows:

1. Recitals. The recitals above are incorporated herein and made a part of this Agreement.

2. Interpretation. In this Agreement, except where the context otherwise requires:

(a) a reference to Sections, paragraphs, sub-paragraphs, Schedules, Exhibits and the recitals are to Sections, paragraphs, sub-paragraphs and the recitals of, and the Schedules and Exhibits to, this Agreement;

(b) a reference to this Agreement includes the Schedules and Exhibits to it, each of which forms part of this Agreement for all purposes;

(c) a reference to “dollars” or “$” shall be construed to be a reference to the lawful currency for the time being of the United States;

(d) “law” and “enactment” includes any legislation in any jurisdiction;

(e) the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation”;

(f) the parties hereto acknowledge that they have participated jointly in the negotiation and drafting of this Agreement. In the event that a question of interpretation arises (including as to the intention of the parties), no presumption or burden of proof shall arise in favor or against any party based on the authorship of any provisions;

(g) words importing the singular include the plural and vice versa, words importing a gender include every gender;

(h) a reference to any party shall, where relevant, be deemed to be references to or to include, as appropriate, its successors, permitted assigns or transferees; and

(i) headings are inserted for convenience only and shall be ignored in construing this Agreement.

3. Acknowledgment and Agreement.

(a) Each of the Noteholder Parties and each of the PMLA Parties hereby acknowledges and agrees that (i) the consent of the Noteholders to the Indenture Amendments and the consent of the PMLA Parties to the PMLA Amendments are each necessary for the completion of the Proposed Sale and (ii) the PMLA Parties have given notice to the Noteholder Parties and the ASAT Parties that they are unwilling to consent to the PMLA Amendments unless ASAT Finance duly authorizes, executes and delivers the Guaranty to the PMLA Parties.

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(b) Each of the Noteholder Parties and PMLA Parties acknowledges and agrees that (i) the authorization, execution, delivery and performance of the Guaranty by ASAT Finance is necessary in order for completion of the Proposed Sale to occur and (ii) the terms of the Guaranty have been agreed between the ASAT Parties, the PMLA Parties and the Noteholder Parties as a result of arm’s length negotiations among such parties, and are fair and reasonable given the prevailing facts and circumstances.

(c) Based on the foregoing, each of the ASAT Parties acknowledges and agrees that the authorization, execution, delivery and performance of the Guaranty by ASAT Finance does not constitute a breach of any fiduciary or other duty by any director or officer of ASAT Finance or ASAT Holdings or by ASAT Finance or ASAT Holdings.

(d) Each of the PMLA Parties hereby requests ASAT Finance and its directors and officers to cause ASAT Finance to authorize, execute and deliver the Guaranty prior to completion of the Proposed Sale.

(e) Based upon the recitals and acknowledgements contained in this Agreement, (i) subject to the terms of this Agreement, each of the Noteholder Parties and PMLA Parties consent to the authorization, execution, delivery and performance of the Guaranty by ASAT Finance and (ii) based on the information provided to the Noteholder Parties and the PMLA Parties by the ASAT Parties (or authorized representatives thereof) as of the date of this Agreement, each of the Noteholder Parties and PMLA Parties acknowledges and agrees that the authorization, execution, delivery and performance of the Guaranty does not constitute a breach of any fiduciary or other duty by any director or officer of ASAT Finance or ASAT Holdings or by ASAT Finance or ASAT Holdings.

(f) Each of the ASAT Parties covenant and agree not to complete the Proposed Sale unless (i) Noteholders holding not less than a majority of outstanding Notes have provided the consents required under the Notes to permit the execution and delivery of the supplemental indenture with respect to the Indenture Amendments and such supplemental indenture has been executed by the Trustee, ASAT Finance and the guarantors under the Indenture and is in full force and effect with the Indenture Amendments set forth therein to become operative on completion of the Proposed Sale, and (ii) the PMLA Amendments have been duly executed by or on behalf of the PMLA Parties and the PMLA Administrative Agent and are in full force and effect with the PMLA Amendments to become operative on completion of the Proposed Sale. In the event of a breach by either of the ASAT Parties of the covenants and agreements set forth in this paragraph 3(f), the releases, discharges and covenants not to sue that are made in Sections 5, 6, 7 and 8 for the benefit of the ASAT Released Parties (as defined below) shall cease to be of any force or effect.

(g) Each of the ASAT Parties represents and warrants to the Noteholder Parties and the PMLA Parties that, to the actual knowledge of the Persons listed on Schedule D hereto (each a “Participating Director”, and, collectively, the “Participating Directors”), the boards of directors of the ASAT Parties have conducted the Proposed Sale and the sale process leading up to (and including) the Proposed Sale in a good faith manner and, to the extent actually known by the Participating Directors, in compliance with the Participating Directors’ duties as directors of ASAT Holdings and/or ASAT Finance, as the case may be.

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(h) Each of the parties to this Agreement acknowledges and agrees that each Noteholder Party only is acting on its own behalf and on behalf of its Noteholder Releasing Parties (as defined below) in respect of the arrangements contained in this Agreement, and does not owe any contractual or general fiduciary duty to any other Noteholders or any other Noteholder Party by reason of or in connection with the arrangements contained in this Agreement, and that no Noteholder Party can bind any other Noteholder, other than its Noteholder Releasing Parties, or amend the Indenture in accordance with its terms by reason of or in connection with the arrangements contained in this Agreement.

4. Assignment and Right to Prove; Participation.

(a) Defined Terms. For purposes of this Agreement:

“Assigned Assets” means all right, title and interest (whether now or hereafter in existence) of the PMLA Parties under or in respect of the Guaranty which correspond to the Assigned Portion, including, without limitation, the Right to Prove.

“Assigned Portion” means, as to any right, title or interest, not exceeding 50% of such underlying right, title or interest.

“Insolvency Proceedings” means any proceeding, process, appointment or application under any law relating to insolvency, reorganization, winding-up, or composition or adjustment of debts, including, without limitation, winding-up, liquidation, bankruptcy, provisional liquidation, receivership, administration, provisional supervision, court sanctioned scheme of arrangement, company voluntary arrangement, suspension of payment under court supervision or any other analogous proceedings in the Cayman Islands or any other jurisdiction.

“Participation” is defined in Section 4(c) of this Agreement.

“Participated Assets” means all rights, title, and interest (whether now or hereafter in existence) of the PMLA Parties to all those dividends, payments, securities, property, proceeds or any other distributions which exceed 50% of the total aggregate amount otherwise distributable to the PMLA Parties in any Insolvency Proceedings of ASAT Finance as a consequence of the liabilities and obligations arising out of or in respect of the Guaranty.

“Right to Prove” means all right, title and interest (whether now or hereafter in existence) of the PMLA Parties to claim, submit a proof and prove against ASAT Finance in respect of the Guaranty (in the name of the PMLA Parties) up to and including the amount of the Assigned Portion in any Insolvency Proceedings of ASAT Finance.

(b) Assignment of Assigned Assets. Subject to the terms of this Agreement, the PMLA Parties hereby irrevocably assigns to and for the benefit of the Trustee and/or the Noteholders (in proportions based on their beneficial interest in the Notes), as the case may be, the Assigned Assets.

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(c) Participation. Subject to the terms of this Agreement, the PMLA Parties hereby grant to and for the benefit of the Trustee and/or the Noteholders (in proportions based on their beneficial interests in the Notes) the Participated Assets (“Participation”).

(d) Power of Attorney. At the request of the Noteholder Parties, each of the PMLA Parties will irrevocably constitute and appoint a Noteholder (to be designated by the Noteholder Parties at the time of such request) for the benefit of all of the Noteholders and the Trustee (and all officers, employees or agents designated by such Noteholder), with full power of substitution, as such PMLA Party’s true and lawful attorney-in-fact and proxy with full irrevocable power and authority in the place and stead of such PMLA Party and in the name of such PMLA Party, to execute, sign, file and deliver any and all motions, petitions, submissions, claims, documents, agreements, and instruments (including any waivers, modifications and other amendments thereto) necessary to give effect to the Right to Prove in respect of the Assigned Assets and the Participated Assets.

(e) The PMLA Parties acknowledge and agree that, as a consequence of the assignment of the Assigned Assets and the granting of the Participation, they have no legal, equitable or other proprietary claim to the Assigned Assets and the Participated Assets. Except as provided hereunder, each of the PMLA Parties represents and warrants that it has not sold, assigned, transferred, encumbered, novated or otherwise disposed of any of its rights, title or interest in or under the Guaranty.

(f) If any of the PMLA Parties receives or recovers all or any benefit or portion of the Assigned Assets or the Participated Assets other than in accordance with this Agreement, such PMLA Party must segregate such monies from its own funds, hold such monies on trust for the Trustee and the Noteholders, and promptly pay over such monies to the Trustee for and on behalf of the Noteholders.

(g) The PMLA Parties shall take such action as is reasonably necessary to the preservation or enforcement of any of the Participated Assets or any other rights conferred by this Section 4 and to do such other acts as are reasonably necessary to effect fully the purposes of this Section 4, including, without limitation, the giving of any notice in writing to perfect the legal assignment of the Assigned Assets to the Trustee and/or the Noteholders as required by this Agreement.

(h) The PMLA Parties shall not sell, assign, transfer, novate or otherwise dispose of any of its rights and/or obligations under this Section 4 of the Agreement without the consent of the Noteholder Parties.

(i) Notwithstanding anything contrary in this Agreement and for the avoidance of doubt, nothing in this Agreement shall adversely affect or otherwise limit or impair in any way:

(i)	the right of the PMLA Parties to no less than 50% of all right, title and interest (whether now or hereafter in existence) of the PMLA Parties under or in respect of the Guaranty, including without limitation, all right, title and interest (whether now or hereafter in existence) of the PMLA Parties to claim, submit a proof and prove against ASAT Finance in respect thereof in any Insolvency Proceedings of ASAT Finance; or

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(ii)	the rights, title, and interest (whether now or hereafter in existence) of the PMLA Parties to no less than 50% of all those dividends, payments, securities, property, proceeds or any other distributions distributable to the PMLA Parties in any Insolvency Proceedings of ASAT Finance as a consequence of the liabilities and obligations arising out of or in respect of the Guaranty.

5. Noteholder Parties Release in respect of the Guaranty. Except as and to the extent set forth in this Agreement, each of the Noteholder Parties, and each of their respective predecessors, successors, assigns, on their own behalf and on behalf of their respective general partners and investment managers, and any of the respective members, officers, directors, employees, stockholders or partners of each of the foregoing (collectively the “Noteholder Releasing Parties”) fully and forever releases and discharges, and covenants not to sue, the PMLA Parties and each of their respective predecessors, successors, assigns, general partners and investment managers, and any of their respective members, officers, directors, employees, stockholders or partners of each of the foregoing (hereafter the “PMLA Released Parties”) and the ASAT Parties, and each of their respective predecessors, successors, and assigns, and each of their respective officers and directors (hereafter the “ASAT Released Parties”) from any and all claims, demands, liens, agreements, contracts, covenants, actions, suits, causes of action, obligations, controversies, debts, costs, expenses, damages, judgments, orders and liabilities, of whatever kind or nature, direct or indirect, in law, equity or otherwise (each, a “Claim” and collectively, “Claims”), whether known or unknown, arising out of or relating or connected to the authorization, execution, delivery and performance of the Guaranty. Each of the Noteholder Releasing Parties further covenants and agrees that, save as required by law, it will not procure or intentionally encourage or assist any Noteholder or any other person to take any such actions that it is prohibited from taking under this Section 5, nor will it petition or solicit or intentionally encourage or assist any liquidator, administrator or trustee (or similar office holder) of ASAT Finance or ASAT Holdings to take any such action, suit or proceeding or make any such Claim.

6. Noteholder Parties Release in respect of the Proposed Sale. Except as and to the extent set forth in this Agreement and save for any Noteholder Preserved Rights, each of the Noteholder Releasing Parties fully and forever releases and discharges, and covenants not to sue, the PMLA Released Parties and the ASAT Released Parties from any and all Claims, whether known or unknown, arising out of any acts, omissions or conduct (except for fraud or bad faith) by any director or officer of ASAT Finance or ASAT Holdings or by ASAT Finance or ASAT Holdings in respect of the negotiation, authorization, execution, delivery and performance of the Sale Agreement and the Proposed Sale and the conduct of the sale process leading up to (and including) the Proposed Sale; provided, however, that the release, discharge and covenant not to sue given in this Section 6 shall not apply to Claims against any Participating Director who, as of the date hereof, has actual knowledge that the boards of directors of the ASAT Parties did not conduct the Proposed Sale and/or the sale process leading up to (and including) the Proposed Sale in a good faith manner or in compliance with such or any other Participating Director’s duties as a director of ASAT Holdings and/or ASAT Finance, as the case may be. Each of the Noteholder Releasing Parties further covenants and agrees that, save as required by law, it will not procure or intentionally encourage or assist any Noteholder or any other person to take any such actions that it is prohibited from taking under this Section 6, nor will it petition or solicit or intentionally encourage or assist any liquidator, administrator or trustee (or similar office holder) of ASAT Finance or ASAT Holdings to take any such action, suit or proceeding or make any such Claim.

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For purposes of this Agreement, “Noteholder Preserved Rights” means any right, title and interest of the Noteholders and the Trustee to receive any dividends, payments, securities, property, proceeds or any other distributions from the ASAT Parties, howsoever arising, distributable by any future liquidator of the ASAT Parties and as recoverable by the Noteholders and/or the Trustee (as the case may be) from the ASAT Parties in any Insolvency Proceedings of ASAT Finance or ASAT Holdings.

7. PMLA Parties Release in respect of the Guaranty. Except as and to the extent set forth in this Agreement, each of the PMLA Parties, and each of their respective predecessors, successors, assigns, on their own behalf and on behalf of their respective general partners and investment managers, and any of the respective members, officers, directors, employees, stockholders or partners of each of the foregoing (collectively the “PMLA Releasing Parties”) fully and forever releases and discharges, and covenants not to sue, the Noteholder Parties and each of their respective predecessors, successors, assigns, general partners and investment managers, and any of their respective members, officers, directors, employees, stockholders or partners of each of the foregoing (hereafter the “Noteholder Released Parties”) and the ASAT Released Parties, from any and all Claims, whether known or unknown, arising out of or relating or connected to the authorization, execution, delivery and performance of the Guaranty. Each of the PMLA Releasing Parties further covenants and agrees that, save as required by law, it will not procure or intentionally encourage or assist any other PMLA Releasing Party or any other person to take any such actions that it is prohibited from taking under this Section 7, nor will it petition or solicit or intentionally encourage or assist any liquidator, administrator or trustee (or similar office holder) of ASAT Finance or ASAT Holdings to take any such action, suit or proceeding or make any such Claim.

8. PMLA Parties Release in respect of the Proposed Sale. Except as and to the extent set forth in this Agreement and save for any PMLA Preserved Rights, each of the PMLA Releasing Parties fully and forever releases and discharges, and covenants not to sue, the Noteholder Released Parties and the ASAT Released Parties from any and all Claims, whether known or unknown, arising out of any acts, omissions or conduct (except for any fraud or bad faith) by any director or officer of ASAT Finance or ASAT Holdings or by ASAT Finance or ASAT Holdings in respect of the negotiation, authorization, execution, delivery and performance of the Sale Agreement and the Proposed Sale and the conduct of the sale process leading up to (and including) the Proposed Sale; provided, however, that the release, discharge and covenant not to sue given in this Section 8 shall not apply to Claims against any Participating Director who, as of the date hereof, has actual knowledge that the boards of directors of the ASAT Parties did not conduct the Proposed Sale and/or the sale process leading up to (and including) the Proposed Sale in a good faith manner or in compliance with such or any other Participating Director’s duties as a director of ASAT Holdings and/or ASAT Finance, as the case may be. Each of the PMLA Releasing Parties further covenants and agrees that, save as required by law, it will not procure or intentionally encourage or assist any other PMLA Releasing Party or any other person to take any such actions that it is prohibited from taking under this Section 8, nor will it petition or solicit or intentionally encourage or assist any liquidator, administrator or trustee (or similar office holder) of ASAT Finance or ASAT Holdings to take any such action, suit or proceeding or make any such Claim.

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For purposes of this Agreement, “PMLA Preserved Rights” means any right, title and interest of the PMLA Parties to receive any dividends, payments, securities, property, proceeds or any other distributions from the ASAT Parties, howsoever arising, distributable by any future liquidator of the ASAT Parties and as recoverable by the PMLA Parties from the ASAT Parties in any Insolvency Proceedings of ASAT Finance or ASAT Holdings.

9. ASAT Parties Release. The Noteholder Parties and the ASAT Parties confirm that the execution, delivery and performance of this Agreement does not constitute a breach or default by any party of the Indenture. Based on the foregoing, except as and to the extent set forth in this Agreement, each of the ASAT Parties, and each of their respective predecessors, successors, and assigns, fully and forever releases and discharges, and covenants not to sue, the Noteholder Released Parties from any and all Claims, whether known or unknown, for inducing any actual or potential breach of the Indenture as a consequence of the arrangements contemplated by this Agreement.

10. Third Party Beneficiaries. This Agreement (including Sections 5, 6, 7, 8 and 9 hereof) is made not only for the benefit of the parties hereto but also of (i) all of the Noteholder Released Parties, the PMLA Released Parties and the ASAT Released Parties and (ii) all other Noteholders and the Trustee, each of whom or each of which shall be third party beneficiaries hereunder with rights to enforce the obligations of the parties hereto. Without limiting the generality of the foregoing, each of the directors and officers of ASAT Holdings and ASAT Finance shall be entitled to enforce the releases, discharges, and obligations under this Agreement and to proffer this Agreement as evidence to refute and defend any Claim made against any of them in connection with the Proposed Sale or the Guaranty (including the authorization, execution, delivery and performance thereof), including any Claim for breach of fiduciary or other duty or misfeasance in connection therewith.

11. Effectiveness. The rights and obligations under this Agreement shall be effective as of the later of the date hereof and the date of the execution and delivery of the Assignment Agreements between the ASAT Parties and each of O’Melveny & Myers and Lovells, and the related escrow letter between the ASAT Parties and JSM, as escrow agent, and shall continue to have effect at all times hereafter; provided, however, that notwithstanding the occurrence of the foregoing dates, the rights and obligations under Section 6 and Section 8 of this Agreement shall not be effective unless and until the completion of the Proposed Sale on the Completion Date in accordance with the terms of the Sale Agreement. Notwithstanding the foregoing, if completion of the Proposed Sale has not occurred on or before March 31, 2010 (or such longer date as agreed in writing by each of the ASAT Parties, Noteholder Parties and PMLA Parties), the rights and obligations under this Agreement shall terminate and cease to have effect.

12. Modifications, Amendments, Waivers. This Agreement may be modified, amended or waived only by a written instrument signed by each of the Noteholder Parties, the PMLA Parties and the ASAT Parties.

13. Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles.

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14. Consent to Jurisdiction. Each of the parties hereto irrevocably submits to the non-exclusive jurisdiction of any court of the State of New York located in the City and County of New York or the United States District Court for the Southern District of New York over any suit, action or proceeding arising out of or in any way relating to this Agreement, and each party hereto consents to the jurisdiction of such courts and personal service with respect thereto. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. Each party hereto waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.

15. Agent for Service of Process. Each party hereto hereby appoints, without power of revocation, Law Debenture Corporate Services Inc., 400 Madison Avenue 4th Floor, New York, New York 10017, to accept and acknowledge on its behalf service of any and all process which may be served in any action, proceeding or counterclaim in any way relating to or arising out of this Agreement.

16. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any applicable court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

17. Further Assurances. The parties hereto agree to execute any and all additional or supplemental documentation, and provide such further assistance as any of the parties hereto may reasonably required to give full effect to the terms and conditions of this Agreement.

18. Entire Understanding. This Agreement sets forth the entire understanding of the parties hereto with respect to the matters set forth herein, and shall supersede any prior negotiations or agreements, whether written or oral, with respect thereto.

[Signature pages follow.]

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IN WITNESS WHEREOF, the parties hereto have executed this Compromise and Release Agreement as of the date first written above.

Noteholder Parties

ASIAN DEVELOPMENT FINANCE, LIMITED
By:	/s/ Robert D. Petty
Name:	Robert D. Petty
Title:

CLEARWATER CAPITAL PARTNERS FUND III, L.P.
By:	/s/ Robert D. Petty
Name:	Robert D. Petty
Title:

CLEARWATER CAPITAL PARTNERS OPPORTUNITIES FUND, L.P.
By:	/s/ Robert D. Petty
Name:	Robert D. Petty
Title:

CLEARWATER CAPITAL PARTNERS CLO1 PTE LTD
By:	/s/ Robert D. Petty
Name:	Robert D. Petty
Title:

Noteholder Parties

MARINER LDC

By:	Riva Ridge Capital Management LP As Investment Manager

By:	Riva Ridge GP LLC GP to the Investment Manager

By:	/s/ James Shim
Name:	James Shim
Title:	Managing Member

RIVA RIDGE MASTER FUND, LTD.

By:	Riva Ridge Capital Management LP As Investment Manager

By:	Riva Ridge GP LLC GP to the Investment Manager

By:	/s/ James Shim
Name:	James Shim
Title:	Managing Member

Noteholder Parties

DEEPHAVEN GLOBAL VALUE PARTNERS TRADING LTD.

By:	Specialty Fund Management Services LLC Its Investment Manager

By:	Stark Offshore Management LLC Its Manager

By:	/s/ Michael T. Keough
Name:	Michael T. Keough
Title:	Authorized Signatory

DEEPHAVEN EVENT TRADING LTD.

By:	Specialty Fund Management Services LLC Its Investment Manager

By:	Stark Offshore Management LLC Its Manager

By:	/s/ Michael T. Keough
Name:	Michael T. Keough
Title:	Authorized Signatory

DEEPHAVEN DISTRESSED OPPORTUNITIES TRADING LTD.

By:	Specialty Fund Management Services LLC Its Investment Manager

By:	Stark Offshore Management LLC Its Manager

By:	/s/ Michael T. Keough
Name:	Michael T. Keough
Title:	Authorized Signatory

PMLA Parties

ASIA OPPORTUNITY FUND, L.P.

By:	Asia Opportunity Company Its General Partner

By:	/s/ Andrew Liu
Name:	Andrew Liu
Title:	Attorney-in-Fact

CAIP CO-INVESTMENT FUND PARALLEL FUND (I) C.V.

By:	Asia Opportunity Company A General Partner

By:	/s/ Andrew Liu
Name:	Andrew Liu
Title:	Attorney-in-Fact

CAIP CO-INVESTMENT FUND PARALLEL FUND (II) C.V.

By:	Asia Opportunity Company A General Partner

By:	/s/ Andrew Liu
Name:	Andrew Liu
Title:	Attorney-in-Fact

PMLA Parties

CHASE ASIA INVESTMENT PARTNERS II (Y), LLC

By:	J.P. Morgan Asia Investment Partners, L.P. Its Sole Member

By:	J.P. Morgan Asia Equity Partners, L.P. Its General Partner

By:	LIU Asia Equity Company A Managing General Partner

By:	/s/ Andrew Liu
Name:	Andrew Liu
Title:	Attorney-in-Fact

ASAT Parties

NEW ASAT (FINANCE) LIMITED

By:
Name:
Title:

ASAT HOLDINGS LIMITED

By:
Name:
Title:

SCHEDULE A

NOTEHOLDER PARTIES

Asian Development Finance, Limited

Clearwater Capital Partners Fund III, L.P.

Clearwater Capital Partners Opportunities Fund, L.P.

Clearwater Capital Partners CLO1 Pte Ltd

Mariner LDC

Riva Ridge Master Fund, Ltd.

Deephaven Global Value Partners Trading Ltd.

Deephaven Event Trading Ltd.

Deephaven Distressed Opportunities Trading Ltd.

SCHEDULE B

PMLA PARTIES

Asia Opportunity Fund, L.P.

CAIP Co-Investment Fund Parallel Fund (I) C.V.

CAIP Co-Investment Fund Parallel Fund (II) C.V.

Chase Asia Investment Partners II (Y) LLC

SCHEDULE C

ASAT PARTIES

ASAT Holdings Limited

New ASAT (Finance) Limited

SCHEDULE D

PARTICIPATING DIRECTORS

Henry Montgomery

Glen Possley

Stephen Shaw

Tung Lok Li

Joseph Martin

Douglas Tam

EXHIBIT D

FAIRNESS OPINION

Omitted

EXHIBIT E

STRUCTURE CHART

The following chart illustrates the structure of the Group before the Proposed Sale:

E - 1

The following chart illustrates the structure of the Group after the Proposed Sale:

E - 2

EXHIBIT F

FORM OF OFFICER’S CERTIFICATE

OFFICERS’ CERTIFICATE

Dated as of [—], 2010

Reference is made to the Consent Solicitation Statement, dated January 25, 2010 (the “Consent Solicitation”), of New ASAT (Finance) Limited (the “Company”) pursuant to which the Company is soliciting consent from holders of the outstanding US$150.0 million aggregate principal amount of its 9.25% Senior Notes due 2011 (the “Notes”) to the amendment of certain provisions of the indenture dated as of January 26, 2004, as amended, pursuant to which the Notes were issued, among the Company, as issuer, ASAT Holdings Limited, a Cayman Islands company and parent of the Company, and certain of ASAT Holdings Limited’s subsidiaries, as guarantors, and The Bank of New York Mellon, as trustee.

Terms used but not defined herein shall have the meaning assigned to such terms in the Consent Solicitation.

The undersigned,                         , being the                                               of the Company, does hereby certify on behalf of the Company to the Trustee that Holders of a majority in aggregate principal amount of the Outstanding Notes have consented to the Proposed Amendments.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the date first above written.

New ASAT (Finance) Limited

By:
Name:
Title:

F - 1

EXHIBIT G

COMPROMISE AND RELEASE

See attached

G - 1

EXECUTION VERSION

COMPROMISE AND RELEASE AGREEMENT

by and among

the Noteholder Parties listed on Schedule A hereto,

the PMLA Parties listed on Schedule B hereto

and

the ASAT Parties listed on Schedule C hereto

dated as of

January 25, 2010

This Compromise and Release Agreement, dated as of January 25, 2010 (this “Agreement”), is made by and among the Persons listed on Schedule A hereto (collectively, the “Noteholder Parties”), the Persons listed on Schedule B hereto (collectively, the “PMLA Parties”) and the Persons listed on Schedule C hereto (collectively, the “ASAT Parties”).

WHEREAS, the Noteholder Parties are collectively the beneficial owners of approximately 52.4% of the $150,000,000 outstanding principal amount of 9.25% senior notes due 2011 (the “Notes” and, the holders and beneficial owners from time to time of all Notes being referred to herein as the “Noteholders”) issued by New ASAT (Finance) Limited (“ASAT Finance”) and guaranteed by, ASAT Holdings Limited (“ASAT Holdings”) and certain of its direct and indirect subsidiaries, pursuant to an indenture dated as of January 26, 2004 (as amended, the “Indenture”), among ASAT Finance, as issuer, ASAT Holdings and certain of ASAT Holdings’ subsidiaries, as guarantors, and The Bank of New York Mellon, as trustee (the “Trustee”);

WHEREAS, the PMLA Parties comprise all of the lenders under that certain purchase money loan agreement, dated as of July 31, 2005 (as the same has been amended from time to time, the “PMLA”), by and among ASAT Holdings, as borrower, the PMLA Parties, as lenders and Asia Opportunity Fund, L.P., as administrative agent (the “PMLA Administrative Agent”);

WHEREAS, on December 31, 2009, ASAT Holdings and ASAT Finance entered into that certain Sale and Purchase Agreement (the “Sale Agreement”) with United Test and Assembly Center Ltd (the “Purchaser”), pursuant to which, subject to the terms and conditions set forth in the Sale Agreement: (i) ASAT Holdings has agreed to sell and the Purchaser has agreed to purchase the entire issued share capital of ASAT Limited and all of ASAT Holdings’ right, title and interest to the inter-company receivables owing to ASAT Holdings, as lender, by ASAT Limited, as borrower, as of the date of completion of the proposed sale (the “Completion Date”); and (ii) ASAT Finance has agreed to sell and the Purchaser has agreed to purchase all of ASAT Finance’s right, title and interest to the inter-company receivables owing to ASAT Finance, as lender, by ASAT Limited, as borrower, as of the Completion Date (the transactions contemplated by (i) and (ii) above under the Sale Agreement to be collectively referred to herein as the “Proposed Sale”);

WHEREAS, it is a condition to the obligations of ASAT Holdings, ASAT Finance and the Purchaser to complete the Proposed Sale that (among others) (i) Noteholders holding not less than a majority of the outstanding principal amount of Notes outstanding consent to certain amendments to the Indenture (“Indenture Amendments”) and (ii) the PMLA Parties consent to certain amendments to the PMLA (“PMLA Amendments”), in each case to permit the Proposed Sale;

WHEREAS, upon completion of the Proposed Sale, the proceeds of the Proposed Sale (the “Sale Proceeds”) are expected to constitute substantially all of the assets of ASAT Holdings and ASAT Finance;

WHEREAS, upon completion of the Proposed Sale, (i) the guarantees of ASAT Limited and all of ASAT Limited’s direct and indirect subsidiaries which are guarantors under the Indenture will be released; and (ii) the guarantees of ASAT Limited and all of ASAT Limited’s direct and indirect subsidiaries which are guarantors under the PMLA will be released.

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WHEREAS, as soon as reasonably practicable following the Completion Date, ASAT Holdings and ASAT Finance intend to commence voluntary liquidation proceedings in the Cayman Islands;

WHEREAS, (i) the Sale Proceeds and other assets of ASAT Holdings and ASAT Finance will not be sufficient to satisfy in full the obligations of ASAT Holdings and ASAT Finance under the Notes and the Indenture, and (ii) the Sale Proceeds and other assets of ASAT Holdings will not be sufficient to satisfy in full the obligations of ASAT Holdings under the PMLA;

WHEREAS, the PMLA Parties are only willing to consent to the PMLA Amendments if ASAT Finance duly executes and delivers to the PMLA Parties a guarantee of ASAT Holdings’ obligations under the PMLA in the form attached hereto as Exhibit A (the “Guaranty”);

WHEREAS, as a result of the granting of the Guaranty by ASAT Finance, the aggregate proceeds that will be available to be distributed to Noteholders upon the liquidation of ASAT Finance will be reduced and such reduction will be material to Noteholders;

WHEREAS, the PMLA Parties have notified the Noteholder Parties and ASAT Parties that unless the Guaranty is granted by ASAT Finance, the PMLA Parties intend not to agree to the PMLA Amendments. The parties hereto reasonably believe based on the information provided by the ASAT Parties as of the date of this Agreement that if the PMLA Parties do not agree to the PMLA Amendments, the Proposed Sale will not be able to be completed as provided for in the Sale agreement and the recovery of the Noteholders upon a voluntary liquidation of ASAT Finance and ASAT Holdings may be less than if the Proposed Sale occurs;

WHEREAS, the Noteholder Parties and the PMLA Parties have notified the ASAT Parties that they are agreeable to the granting of the Guaranty by ASAT Finance, provided that the PMLA Parties irrevocably grant and assign to the Noteholders the Participation (as hereinafter defined) and the Assigned Assets (as hereinafter defined) in conjunction with duly executed powers of attorney on terms more particularly set out in Section 4 of this Agreement;

WHEREAS, the Noteholder Parties wish to consent to the execution and delivery by ASAT Finance of the Guaranty and provide the releases, discharges and covenants set forth herein in order to induce ASAT Finance to grant the Guaranty and its directors and officers to authorize the grant thereof;

WHEREAS, the PMLA Parties wish to consent to the execution and delivery by ASAT Finance of the Guaranty and provide the releases, discharges and covenants set forth herein in order to induce ASAT Finance to grant the Guaranty and its directors and officers to authorize the grant thereof; and

WHEREAS, each of the Noteholder Parties and PMLA Parties wishes to acknowledge and agree that ASAT Finance would not execute and deliver the Guaranty unless each of the Noteholder Parties and PMLA Parties provided the consents, releases, discharges and covenants set forth herein.

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NOW, THEREFORE, in consideration of the foregoing premises, and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Noteholder Parties, PMLA Parties and ASAT Parties agree as follows:

1. Recitals. The recitals above are incorporated herein and made a part of this Agreement.

2. Interpretation. In this Agreement, except where the context otherwise requires:

(a) a reference to Sections, paragraphs, sub-paragraphs, Schedules, Exhibits and the recitals are to Sections, paragraphs, sub-paragraphs and the recitals of, and the Schedules and Exhibits to, this Agreement;

(b) a reference to this Agreement includes the Schedules and Exhibits to it, each of which forms part of this Agreement for all purposes;

(c) a reference to “dollars” or “$” shall be construed to be a reference to the lawful currency for the time being of the United States;

(d) “law” and “enactment” includes any legislation in any jurisdiction;

(e) the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation”;

(f) the parties hereto acknowledge that they have participated jointly in the negotiation and drafting of this Agreement. In the event that a question of interpretation arises (including as to the intention of the parties), no presumption or burden of proof shall arise in favor or against any party based on the authorship of any provisions;

(g) words importing the singular include the plural and vice versa, words importing a gender include every gender;

(h) a reference to any party shall, where relevant, be deemed to be references to or to include, as appropriate, its successors, permitted assigns or transferees; and

(i) headings are inserted for convenience only and shall be ignored in construing this Agreement.

3. Acknowledgment and Agreement.

(a) Each of the Noteholder Parties and each of the PMLA Parties hereby acknowledges and agrees that (i) the consent of the Noteholders to the Indenture Amendments and the consent of the PMLA Parties to the PMLA Amendments are each necessary for the completion of the Proposed Sale and (ii) the PMLA Parties have given notice to the Noteholder Parties and the ASAT Parties that they are unwilling to consent to the PMLA Amendments unless ASAT Finance duly authorizes, executes and delivers the Guaranty to the PMLA Parties.

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(b) Each of the Noteholder Parties and PMLA Parties acknowledges and agrees that (i) the authorization, execution, delivery and performance of the Guaranty by ASAT Finance is necessary in order for completion of the Proposed Sale to occur and (ii) the terms of the Guaranty have been agreed between the ASAT Parties, the PMLA Parties and the Noteholder Parties as a result of arm’s length negotiations among such parties, and are fair and reasonable given the prevailing facts and circumstances.

(c) Based on the foregoing, each of the ASAT Parties acknowledges and agrees that the authorization, execution, delivery and performance of the Guaranty by ASAT Finance does not constitute a breach of any fiduciary or other duty by any director or officer of ASAT Finance or ASAT Holdings or by ASAT Finance or ASAT Holdings.

(d) Each of the PMLA Parties hereby requests ASAT Finance and its directors and officers to cause ASAT Finance to authorize, execute and deliver the Guaranty prior to completion of the Proposed Sale.

(e) Based upon the recitals and acknowledgements contained in this Agreement, (i) subject to the terms of this Agreement, each of the Noteholder Parties and PMLA Parties consent to the authorization, execution, delivery and performance of the Guaranty by ASAT Finance and (ii) based on the information provided to the Noteholder Parties and the PMLA Parties by the ASAT Parties (or authorized representatives thereof) as of the date of this Agreement, each of the Noteholder Parties and PMLA Parties acknowledges and agrees that the authorization, execution, delivery and performance of the Guaranty does not constitute a breach of any fiduciary or other duty by any director or officer of ASAT Finance or ASAT Holdings or by ASAT Finance or ASAT Holdings.

(f) Each of the ASAT Parties covenant and agree not to complete the Proposed Sale unless (i) Noteholders holding not less than a majority of outstanding Notes have provided the consents required under the Notes to permit the execution and delivery of the supplemental indenture with respect to the Indenture Amendments and such supplemental indenture has been executed by the Trustee, ASAT Finance and the guarantors under the Indenture and is in full force and effect with the Indenture Amendments set forth therein to become operative on completion of the Proposed Sale, and (ii) the PMLA Amendments have been duly executed by or on behalf of the PMLA Parties and the PMLA Administrative Agent and are in full force and effect with the PMLA Amendments to become operative on completion of the Proposed Sale. In the event of a breach by either of the ASAT Parties of the covenants and agreements set forth in this paragraph 3(f), the releases, discharges and covenants not to sue that are made in Sections 5,6,7 and 8 for the benefit of the ASAT Released Parties (as defined below) shall cease to be of any force or effect.

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(g) Each of the ASAT Parties represents and warrants to the Noteholder Parties and the PMLA Parties that, to the actual knowledge of the Persons listed on Schedule D hereto (each a “Participating Director”, and, collectively, the “Participating Directors”), the boards of directors of the ASAT Parties have conducted the Proposed Sale and the sale process leading up to (and including) the Proposed Sale in a good faith manner and, to the extent actually known by the Participating Directors, in compliance with the Participating Directors’ duties as directors of ASAT Holdings and/or ASAT Finance, as the case may be.

(h) Each of the parties to this Agreement acknowledges and agrees that each Noteholder Party only is acting on its own behalf and on behalf of its Noteholder Releasing Parties (as defined below) in respect of the arrangements contained in this Agreement, and does not owe any contractual or general fiduciary duty to any other Noteholders or any other Noteholder Party by reason of or in connection with the arrangements contained in this Agreement, and that no Noteholder Party can bind any other Noteholder, other than its Noteholder Releasing Parties, or amend the Indenture in accordance with its terms by reason of or in connection with the arrangements contained in this Agreement.

4. Assignment and Right to Prove; Participation.

(a) Defined Terms. For purposes of this Agreement:

“Assigned Assets” means all right, title and interest (whether now or hereafter in existence) of the PMLA Parties under or in respect of the Guaranty which correspond to the Assigned Portion, including, without limitation, the Right to Prove.

“Assigned Portion” means, as to any right, title or interest, not exceeding 50% of such underlying right, title or interest.

“Insolvency Proceedings” means any proceeding, process, appointment or application under any law relating to insolvency, reorganization, winding-up, or composition or adjustment of debts, including, without limitation, winding-up, liquidation, bankruptcy, provisional liquidation, receivership, administration, provisional supervision, court sanctioned scheme of arrangement, company voluntary arrangement, suspension of payment under court supervision or any other analogous proceedings in the Cayman Islands or any other jurisdiction.

“Participation” is defined in Section 4(c) of this Agreement.

“Participated Assets” means all rights, title, and interest (whether now or hereafter in existence) of the PMLA Parties to all those dividends, payments, securities, property, proceeds or any other distributions which exceed 50% of the total aggregate amount otherwise distributable to the PMLA Parties in any Insolvency Proceedings of ASAT Finance as a consequence of the liabilities and obligations arising out of or in respect of the Guaranty.

“Right to Prove” means all right, title and interest (whether now or hereafter in existence) of the PMLA Parties to claim, submit a proof and prove against ASAT Finance in respect of the Guaranty (in the name of the PMLA Parties) up to and including the amount of the Assigned Portion in any Insolvency Proceedings of ASAT Finance.

5

(b) Assignment of Assigned Assets. Subject to the terms of this Agreement, the PMLA Parties hereby irrevocably assigns to and for the benefit of the Trustee and/or the Noteholders (in proportions based on their beneficial interest in the Notes), as the case may be, the Assigned Assets.

(c) Participation. Subject to the terms of this Agreement, the PMLA Parties hereby grant to and for the benefit of the Trustee and/or the Noteholders (in proportions based on their beneficial interests in the Notes) the Participated Assets (“Participation”).

(d) Power of Attorney. At the request of the Noteholder Parties, each of the PMLA Parties will irrevocably constitute and appoint a Noteholder (to be designated by the Noteholder Parties at the time of such request) for the benefit of all of the Noteholders and the Trustee (and all officers, employees or agents designated by such Noteholder), with full power of substitution, as such PMLA Party’s true and lawful attorney-in-fact and proxy with full irrevocable power and authority in the place and stead of such PMLA Party and in the name of such PMLA Party, to execute, sign, file and deliver any and all motions, petitions, submissions, claims, documents, agreements, and instruments (including any waivers, modifications and other amendments thereto) necessary to give effect to the Right to Prove in respect of the Assigned Assets and the Participated Assets.

(e) The PMLA Parties acknowledge and agree that, as a consequence of the assignment of the Assigned Assets and the granting of the Participation, they have no legal, equitable or other proprietary claim to the Assigned Assets and the Participated Assets. Except as provided hereunder, each of the PMLA Parties represents and warrants that it has not sold, assigned, transferred, encumbered, novated or otherwise disposed of any of its rights, title or interest in or under the Guaranty.

(f) If any of the PMLA Parties receives or recovers all or any benefit or portion of the Assigned Assets or the Participated Assets other than in accordance with this Agreement, such PMLA Party must segregate such monies from its own funds, hold such monies on trust for the Trustee and the Noteholders, and promptly pay over such monies to the Trustee for and on behalf of the Noteholders.

(g) The PMLA Parties shall take such action as is reasonably necessary to the preservation or enforcement of any of the Participated Assets or any other rights conferred by this Section 4 and to do such other acts as are reasonably necessary to effect fully the purposes of this Section 4, including, without limitation, the giving of any notice in writing to perfect the legal assignment of the Assigned Assets to the Trustee and/or the Noteholders as required by this Agreement.

(h) The PMLA Parties shall not sell, assign, transfer, novate or otherwise dispose of any of its rights and/or obligations under this Section 4 of the Agreement without the consent of the Noteholder Parties.

(i) Notwithstanding anything contrary in this Agreement and for the avoidance of doubt, nothing in this Agreement shall adversely affect or otherwise limit or impair in any way:

(i)	the right of the PMLA Parties to no less than 50% of all right, title and interest (whether now or hereafter in existence) of the PMLA Parties under or in respect of the Guaranty, including without limitation, all right, title and interest (whether now or hereafter in existence) of the PMLA Parties to claim, submit a proof and prove against ASAT Finance in respect thereof in any Insolvency Proceedings of ASAT Finance; or

6

(ii)	the rights, title, and interest (whether now or hereafter in existence) of the PMLA Parties to no less than 50% of all those dividends, payments, securities, property, proceeds or any other distributions distributable to the PMLA Parties in any Insolvency Proceedings of ASAT Finance as a consequence of the liabilities and obligations arising out of or in respect of the Guaranty.

5. Noteholder Parties Release in respect of the Guaranty. Except as and to the extent set forth in this Agreement, each of the Noteholder Parties, and each of their respective predecessors, successors assigns, on their own behalf and on behalf of their respective general partners and investment managers, and any of the respective members, officers, directors, employees, stockholders or partners of each of the foregoing (collectively the “Noteholder Releasing Parties”) fully and forever releases and discharges, and covenants not to sue, the PMLA Parties and each of their respective predecessors, successors, assigns, general partners and investment managers, and any of their respective members, officers, directors, employees, stockholders or partners of each of the foregoing (hereafter the “PMLA Released Parties”) and the ASAT Parties, and each of their respective predecessors, successors, and assigns, and each of their respective officers and directors (hereafter the “ASAT Released Parties”) from any and all claims, demands, liens, agreements, contracts, covenants, actions, suits, causes of action, obligations, controversies, debts, costs, expenses, damages, judgments, orders and liabilities, of whatever kind or nature, direct or indirect, in law, equity or otherwise (each, a “Claim” and collectively, “Claims”), whether known or unknown, arising out of or relating or connected to the authorization, execution, delivery and performance of the Guaranty. Each of the Noteholder Releasing Parties further covenants and agrees that, save as required by law, it will not procure or intentionally encourage or assist any Noteholder or any other person to take any such actions that it is prohibited from taking under this Section 5, nor will it petition or solicit or intentionally encourage or assist any liquidator, administrator or trustee (or similar office holder) of ASAT Finance or ASAT Holdings to take any such action, suit or proceeding or make any such Claim.

6. Noteholder Parties Release in respect of the Proposed Sale. Except as and to the extent set forth in this Agreement and save for any Noteholder Preserved Rights, each of the Noteholder Releasing Parties fully and forever releases and discharges, and covenants not to sue, the PMLA Released Parties and the ASAT Released Parties from any and all Claims, whether known or unknown, arising out of any acts, omissions or conduct (except for fraud or bad faith) by any director or officer of ASAT Finance or ASAT Holdings or by ASAT Finance or ASAT Holdings in respect of the negotiation, authorization, execution, delivery and performance of the Sale Agreement and the Proposed Sale and the conduct of the sale process leading up to (and including) the Proposed Sale; provided, however, that the release, discharge and covenant not to sue given in this Section 6 shall not apply to Claims against any Participating Director who, as of the date hereof, has actual knowledge that the boards of directors of the ASAT Parties did not conduct the Proposed Sale and/or the sale process leading up to (and including) the Proposed Sale in a good faith manner or in compliance with such or any other Participating Director’s duties as a director of ASAT Holdings and/or ASAT Finance, as the case may be. Each of the Noteholder Releasing Parties further covenants and agrees that, save as required by law, it will not procure or intentionally encourage or assist any Noteholder or any other person to take any such actions that it is prohibited from taking under this Section 6, nor will it petition or solicit or intentionally encourage or assist any liquidator, administrator or trustee (or similar office holder) of ASAT Finance or ASAT Holdings to take any such action, suit or proceeding or make any such Claim.

7

For purposes of this Agreement, “Noteholder Preserved Rights” means any right, title and interest of the Noteholders and the Trustee to receive any dividends, payments, securities, property, proceeds or any other distributions from the ASAT Parties, howsoever arising, distributable by any future liquidator of the ASAT Parties and as recoverable by the Noteholders and/or the Trustee (as the case may be) from the ASAT Parties in any Insolvency Proceedings of ASAT Finance or ASAT Holdings.

7. PMLA Parties Release in respect of the Guaranty. Except as and to the extent set forth in this Agreement, each of the PMLA Parties, and each of their respective predecessors, successors, assigns, on their own behalf and on behalf of their respective general partners and investment managers, and any of the respective members, officers, directors, employees, stockholders or partners of each of the foregoing (collectively the “PMLA Releasing Parties”) fully and forever releases and discharges, and covenants not to sue, the Noteholder Parties and each of their respective predecessors, successors, assigns, general partners and investment managers, and any of their respective members, officers, directors, employees, stockholders or partners of each of the foregoing (hereafter the “Noteholder Released Parties”) and the ASAT Released Parties, from any and all Claims, whether known or unknown, arising out of or relating or connected to the authorization, execution, delivery and performance of the Guaranty. Each of the PMLA Releasing Parties further covenants and agrees that, save as required by law, it will not procure or intentionally encourage or assist any other PMLA Releasing Party or any other person to take any such actions that it is prohibited from taking under this Section 7, nor will it petition or solicit or intentionally encourage or assist any liquidator, administrator or trustee (or similar office holder) of ASAT Finance or ASAT Holdings to take any such action, suit or proceeding or make any such Claim.

8. PMLA Parties Release in respect of the Proposed Sale. Except as and to the extent set forth in this Agreement and save for any PMLA Preserved Rights, each of the PMLA Releasing parties fully and forever releases and discharges, and covenants not to sue, the Noteholder Released Parties and the ASAT Released Parties from any and all Claims, whether known or unknown, arising out of any acts, omissions or conduct (except for any fraud or bad faith) by any director or officer of ASAT Finance or ASAT Holdings or by ASAT Finance or ASAT Holdings in respect of the negotiation, authorization, execution, delivery and performance of the Sale Agreement and the Proposed Sale and the conduct of the sale process leading up to (and including) the Proposed Sale; provided, however, that the release, discharge and covenant not to sue given in this Section 8 shall not apply to Claims against any Participating Director who, as of the date hereof, has actual knowledge that the boards of directors of the ASAT Parties did not conduct the Proposed Sale and/or the sale process leading up to (and including) the Proposed Sale in a good faith manner or in compliance with such or any other Participating Director’s duties as a director of ASAT Holdings and/or ASAT Finance, as the case may be. Each of the PMLA Releasing Parties further covenants and agrees that, save as required by law, it will not procure or intentionally encourage or assist any other PMLA Releasing Party or any other person to take any such actions that it is prohibited from taking under this Section 8, nor will it petition or solicit or intentionally encourage or assist any liquidator, administrator or trustee (or similar office holder) of ASAT Finance or ASAT Holdings to take any such action, suit or proceeding or make any such Claim.

8

For purposes of this Agreement, “PMLA Preserved Rights” means any right, title and interest of the PMLA Parties to receive any dividends, payments, securities, property, proceeds or any other distributions from the ASAT Parties, howsoever arising, distributable by any future liquidator of the ASAT Parties and as recoverable by the PMLA Parties from the ASAT Parties in any Insolvency Proceedings of ASAT Finance or ASAT Holdings.

9. ASAT Parties Release. The Noteholder Parties and the ASAT Parties confirm that the execution, delivery and performance of this Agreement does not constitute a breach or default by any party of the Indenture. Based on the foregoing, except as and to the extent set forth in this Agreement, each of the ASAT Parties, and each of their respective predecessors, successors, and assigns, fully and forever releases and discharges, and covenants not to sue, the Noteholder Released Parties from any and all Claims, whether known or unknown, for inducing any actual or potential breach of the Indenture as a consequence of the arrangements contemplated by this Agreement.

10. Third Party Beneficiaries. This Agreement (including Sections 5, 6, 7, 8 and 9 hereof) is made not only for the benefit of the parties hereto but also of (i) all of the Noteholder Released Parties, the PMLA Released Parties and the ASAT Released Parties and (ii) all other Noteholders and the Trustee, each of whom or each of which shall be third party beneficiaries hereunder with rights to enforce the obligations of the parties hereto. Without limiting the generality of the foregoing, each of the directors and officers of ASAT Holdings and ASAT Finance shall be entitled to enforce the releases, discharges, and obligations under this Agreement and to proffer this Agreement as evidence to refute and defend any Claim made against any of them in connection with the Proposed Sale or the Guaranty (including the authorization, execution, delivery and performance thereof), including any Claim for breach of fiduciary or other duty or misfeasance in connection therewith.

11. Effectiveness. The rights and obligations under this Agreement shall be effective as of the later of the date hereof and the date of the execution and delivery of the Assignment Agreements between the ASAT Parties and each of O’Melveny & Myers and Lovells, and the related escrow letter between the ASAT Parties and JSM, as escrow agent, and shall continue to have effect at all times hereafter; provided, however, that notwithstanding the occurrence of the foregoing dates, the rights and obligations under Section 6 and Section 8 of this Agreement shall not be effective unless and until the completion of the Proposed Sale on the Completion Date in accordance with the terms of the Sale Agreement. Notwithstanding the foregoing, if completion of the Proposed Sale has not occurred on or before March 31, 2010 (or such longer date as agreed in writing by each of the ASAT Parties, Noteholder Parties and PMLA Parties), the rights and obligations under this Agreement shall terminate and cease to have effect.

12. Modifications, Amendments, Waivers. This Agreement may be modified, amended or waived only by a written instrument signed by each of the Noteholder Parties, the PMLA Parties and the ASAT Parties.

13. Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles.

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14. Consent to Jurisdiction. Each of the parties hereto irrevocably submits to the non-exclusive jurisdiction of any court of the State of New York located in the City and County of New York or the united States District Court for the Southern District of New York over any suit, action or proceeding arising out of or in any way relating to this Agreement, and each party hereto consents to the jurisdiction of such courts and personal service with respect thereto. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. Each party hereto waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.

15. Agent for Service of Process. Each party hereto hereby appoints, without power of revocation, Law Debenture Corporate Services Inc., 400 Madison Avenue 4th Floor, New York, New York 10017, to accept and acknowledge on its behalf service of any and all process which may be served in any action, proceeding or counterclaim in any way relating to or arising out of this Agreement.

16. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any applicable court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

17. Further Assurances. The parties hereto agree to execute any and all additional or supplemental documentation, and provide such further assistance as any of the parties hereto may reasonably required to give full effect to the terms and conditions of this Agreement.

18. Entire Understanding. This Agreement sets forth the entire understanding of the parties hereto with respect to the matters set forth herein, and shall supersede any prior negotiations or agreements, whether written or oral, with respect thereto.

[Signature pages follow.]

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IN WITNESS WHEREOF, the parties hereto have executed this Compromise and Release Agreement as of the date first written above.

Noteholder Parties

ASIAN DEVELOPMENT FINANCE, LIMITED

By:	/s/ Robert D. Petty
Name:	Robert D. Petty
Title:

CLEARWATER CAPITAL PARTNERS FUND III, L.P.

By:	/s/ Robert D. Petty
Name:	Robert D. Petty
Title:

CLEARWATER CAPITAL PARTNERS OPPORTUNITIES FUND, L.P.

By:	/s/ Robert D. Petty
Name:	Robert D. Petty
Title:

CLEARWATER CAPITAL PARTNERS CLO1 PTE LTD

By:	/s/ Robert D. Petty
Name:	Robert D. Petty
Title:

Noteholder Parties

DEEPHAVEN GLOBAL VALUE PARTNERS TRADING LTD.

By:	Specialty Fund Management Services LLC
Its Investment Manager

By:	Stark Offshore Management LLC
Its Manager

By:	/s/ Michael T. Keough
Name:	Michael T. Keough
Title:	Authorized Signatory

DEEPHAVEN EVENT TRADING LTD.

By:	Specialty Fund Management Services LLC
Its Investment Manager

By:	Stark Offshore Management LLC
Its Manager

By:	/s/ Michael T. Keough
Name:	Michael T. Keough
Title:	Authorized Signatory

DEEPHAVEN DISTRESSED OPPORTUNITIES TRADING LTD.

By:	Specialty Fund Management Services LLC
Its Investment Manager

By:	Stark Offshore Management LLC
Its Manager

By:	/s/ Michael T. Keough
Name:	Michael T. Keough
Title:	Authorized Signatory

Noteholder Parties

MARINER LDC

By:	Riva Ridge Capital Management LP
As Investment Manager

By:	Riva Ridge GP LLC
GP to the Investment Manager

By:	/s/ James Shim
Name:	James Shim
Title:	Managing Member

RIVA RIDGE MASTER FUND, LTD.

By:	Riva Ridge Capital Management LP
As Investment Manager

By:	Riva Ridge GP LLC
GP to the Investment Manager

By:	/s/ James Shim
Name:	James Shim
Title:	Managing Member

PMLA Parties

ASIA OPPORTUNITY FUND, L.P.

By:	Asia Opportunity Company
Its General Partner

By:	/s/ Andrew Liu
Name:	Andrew Liu
Title:	Attorney-in-Fact

CAIP CO-INVESTMENT FUND PARALLEL FUND (I) C.V.

By:	Asia Opportunity Company
A General Partner

By:	/s/ Andrew Liu
Name:	Andrew Liu
Title:	Attorney-in-Fact

CAIP CO-INVESTMENT FUND PARALLEL FUND (II) C.V.

By:	Asia Opportunity Company
A General Partner

By:	/s/ Andrew Liu
Name:	Andrew Liu
Title:	Attorney-in-Fact

PMLA Parties

CHASE ASIA INVESTMENT PARTNERS II (Y), LLC

By:	J.P. Morgan Asia Investment Partners, L.P.
Its Sole Member

By:	J.P. Morgan Asia Equity Partners, L.P.
Its General Partner

By:	LIU Asia Equity Company
A Managing General Partner

By:	/s/ Andrew Liu
Name:	Andrew Liu
Title:	Attorney-in-Fact

ASAT Parties

NEW ASAT (FINANCE) LIMITED

By:	/s/ Henry C. Montgomery
Name:	Henry C. Montgomery
Title:	Director

ASAT HOLDINGS LIMITED

By:	/s/ Henry C. Montgomery
Name:	Henry C. Montgomery
Title:	Director

SCHEDULE A

NOTEHOLDER PARTIES

Asian Development Finance, Limited

Clearwater Capital Partners Fund III, L.P.

Clearwater Capital Partners Opportunities Fund, L.P.

Clearwater Capital Partners CLO1 Pte Ltd

Mariner LDC

Riva Ridge Master Fund, Ltd.

Deephaven Global Value Partners Trading Ltd.

Deephaven Event Trading Ltd.

Deephaven Distressed Opportunities Trading Ltd.

SCHEDULE B

PMLA PARTIES

Asia Opportunity Fund, L.P.

CAIP Co-Investment Fund Parallel Fund (I) C.V.

CAIP Co-Investment Fund Parallel Fund (II) C.V.

Chase Asia Investment Partners II (Y) LLC

SCHEDULE C

ASAT PARTIES

ASAT Holdings Limited

New ASAT (Finance) Limited

SCHEDULE D

PARTICIPATING DIRECTORS

Henry Montgomery

Glen Possley

Stephen Shaw

Tung Lok Li

Joseph Martin

Douglas Tam